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Exhibit 99.3

2019
MANAGEMENT
INFORMATION
CIRCULAR

Notice of 2019 Annual and Special Meeting of Shareholders

KINROSS GOLD CORPORATION
NOTICE OF 2019 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

2019 Annual and Special Meeting Information

May 8, 2019	10:00 am (Toronto time)	Glenn Gould Studio, CBC Building 250 Front Street West Toronto, Ontario M5V 3G5

Dear Kinross Shareholders,

We invite you to attend Kinross' 2019 annual and special meeting of shareholders (meeting). At the meeting, shareholders will:

•
Receive the audited consolidated financial statements of Kinross for the fiscal year ended December 31, 2018 and the report of the auditors

•
Elect directors

•
Appoint the auditors

•
Approve an amendment to the Restricted Share Plan

•
Consider and pass an advisory resolution on Kinross' approach to executive compensation; and

•
Consider any other business that may properly come before the meeting

This notice is accompanied by the 2019 management information circular (circular) for the meeting which provides additional information relating to the above items for consideration at the meeting and forms part of this notice of meeting. The board of directors has approved the contents of the circular and the distribution of the circular to shareholders.

If you are unable to attend the meeting in person, we encourage you to vote by proxy. Our goal is to secure as large a representation as possible of Kinross shareholders at the meeting. You may vote by proxy in any of the following ways noted below. You will need the control number contained in the form of proxy or voting instruction form in order to vote.

Your vote is important to us. Holders of common shares at the close of business on March 15, 2019 are eligible to vote at the meeting. For more information on voting your shares and the proxy process, see Voting on pages 8 to 12 in the circular.

By order of the board of directors

Kathleen M. Grandy
Corporate Secretary
March 14, 2019, Toronto, Canada

Shareholders who are unable to attend the meeting are requested to vote by proxy so that as large a representation as possible may be had at the meeting. You may vote by proxy in any of the following ways. You will need the control number contained in the accompanying form of proxy in order to vote.

For non-registered (beneficial) shareholders, follow the instructions on the voting instruction form. For registered shareholders, go to www.investorvote.com.	Call the toll-free number shown on the form of proxy or voting instruction form.	Complete the form of proxy or voting instruction form and return it in the envelope provided.

If you have any questions relating to the meeting, please contact Kingsdale Advisors by telephone at 1-866-851-3217 toll free in North America or 416-867-2272 outside of North America or by email at contactus@kingsdaleadvisors.com.

LETTER TO SHAREHOLDERS

LETTER TO SHAREHOLDERS

Dear Shareholders,

As the newly-appointed Chair of the Kinross board of directors, I am pleased to invite you to our 2019 Annual and Special Meeting of Shareholders, and to provide a brief review of the Company's performance over the past year. I am honoured to have been appointed Chair of the board of Kinross and I look forward to working with the board and management to oversee Kinross' progress toward achieving its strategic priorities.

On behalf of the board, I would like to acknowledge the distinguished service of my predecessor, John Oliver, who oversaw Kinross' transformation into one of the world's leading gold producers during his tenure as board Chair.

Catherine McLeod-Seltzer

KINROSS IN 2018

In 2018 Kinross management delivered on its strategic priorities of meeting operational targets, maintaining balance sheet strength and liquidity, advancing our diverse pipeline of development projects, and mining responsibly across our global operations. While the management team achieved strong results in most key areas, there were also challenges during the year and opportunities to improve going forward.

Operations: Operational excellence is a core principle at Kinross, and it begins with safety. 2018 was an excellent year for safety performance, with zero fatalities, and a recordable accident frequency rate that was the lowest in Kinross' history, and considerably below the industry average.

The Company's portfolio of mines delivered solid operating results, as we met our annual production guidance of 2.5 million gold equivalent ounces (+/-5%). 2018 marked the seventh consecutive year that we have met or outperformed our annual guidance for production, costs, and capital expenditures, a record that is a testament to the technical skill and depth of our operational teams. While we did experience temporary operational challenges at certain mines that impacted results, our portfolio achieved solid overall performance.

The Company enters 2019 positioned for another strong year with forecast production of 2.5 million gold equivalent ounces (+/-5%).

Financial Discipline: Kinross maintained a strong balance sheet in 2018, with total liquidity of approximately $1.9 billion at year-end, even as we funded development projects across the Company, and acquired two hydroelectric power plants in Brazil. In March 2018, S&P Global Ratings upgraded Kinross' credit rating to investment grade. With no debt maturities until 2021, the Company is in strong position to fund its organic development projects.

Balance sheet strength is a pillar of Kinross' strategy and will remain a key priority going forward.

Development projects: The Company made good progress in 2018 executing on its strategy of disciplined organic development.

Commissioning of the Tasiast Phase One project was successfully completed, with the mine achieving record production in the fourth quarter. In line with our disciplined approach, Phase Two of the Tasiast development was put on hold as Kinross evaluated alternative approaches to further increase throughput at lower capital, and continued discussions with the Government of Mauritania regarding the Company's operations in the country. Kinross made progress on the project financing for Tasiast, signing mandate letters with the International Finance Corporation, a member the World Bank Group, and Export Development Canada, and received expressions of interest from commercial banks.

The Company continued to build on its strong U.S. production footprint as development projects at our Nevada and Alaska mines all advanced on schedule. The Company also acquired the remaining 50% interest in the Bald Mountain Exploration Joint Venture, giving Kinross full ownership of the Bald Mountain property, the largest private mining land package in the U.S. In Russia, production began at Moroskha, the high-grade satellite deposit near Kupol. In Chile, Kinross advanced studies at La Coipa and Lobo-Marte as it evaluated a return to long-term production in the country. In Brazil, two hydroelectric power plants we acquired are expected to lower production costs at Paracatu and provide sustainable, long-term power security at a low fixed cost.

The Company also added approximately 1.9 million ounces of estimated mineral reserves from the Fort Knox Gilmore project, which is expected to extend mine life to 2030, and

KINROSS GOLD 2019 LETTER TO SHAREHOLDERS        1

LETTER TO SHAREHOLDERS

approximately 343 Au koz. from exploration, to largely offset depletion and engineering changes during the year.

The board believes that the Company's portfolio of high-quality projects and pipeline of development opportunities leave Kinross well positioned for the future.

Corporate responsibility: Corporate citizenship is a Kinross core value and a key performance indicator for management. We have developed and implemented robust programs and monitoring systems to proactively manage our environmental footprint and are making a positive contribution in our host communities through meaningful jobs, opportunities for local suppliers and local partnerships. The Company continued its record of strong environmental and community relations performance, and scored 91% in RobecoSAM's sustainability assessment, placing 6th out of 68 metals and mining companies.

Our operations provide significant support and generate economic benefits in the countries and communities where we operate. Approximately 98% of the workers in our operations came from the host community or country, and Kinross representatives engaged in almost 95,000 interactions with community stakeholders.

Being protective of the environment is at the heart of our corporate responsibility strategy and in 2018, we met or exceeded all environmental targets set for the year. We recognize that climate change is one of the top global issues facing society and as a responsible mining company, we have undertaken site level actions to reduce emissions and increase energy efficiency. Since 2005, we have also reported to the Carbon Disclosure Project to provide a transparent account of our performance. Some of our climate risk management actions include converting portions of the ice road to all-season use in our Russian operations, development of alternate water and power sources for our Paracatu operations in Brazil, and resilience planning against extreme weather events at our Chile operations in the high Andes.

Looking ahead, we hope to develop a deeper understanding of climate change and the associated risks and opportunities for our business, while also ensuring that our governance of these areas remains strong.

Governance and shareholder engagement: The Company was proud to achieve the highest score among all Canadian mining companies for its corporate governance practices in the 2018 Globe and Mail "Board Games" survey. The ranking reflects a number of strong governance practices and policies at Kinross, including: setting and meeting targets for board gender diversity; maintaining independence of the board Chair and committees; adopting a comprehensive board evaluation process; implementing a "best practice" board succession program; and share ownership requirements for directors.

Our shareholder engagement program, now entering its fifth year, gives the Company's top investors an opportunity to meet with management and the board on topics specific to governance, corporate responsibility, and compensation. Since the Company initiated its annual "Say on Pay" vote in 2011, shareholders have shown significant support for the board's approach to compensation.

While our share price performance was disappointing in 2018, we believe we have built a strong foundation on which to generate value. The board views 2018 as a solid year in which management delivered on strategy and recorded a number of notable achievements, despite facing several challenges.

The unwavering commitment of our board is to ensure that Kinross delivers long-term, sustainable value to its shareholders. We believe our strategy of operational excellence, financial strength, and disciplined development is the best way to unlock that value, and we are confident in the strength of management and our global team to deliver on that strategy.

We encourage you to review our management information circular and to exercise your right to vote on the items for consideration at our Annual and Special Meeting of Shareholders – either in person, or by proxy, using the methods described in the circular.

On behalf of the board, thank you for your continued support and engagement.

Sincerely yours,

Catherine McLeod-Seltzer
Chair of the board

2     KINROSS GOLD 2019 LETTER TO SHAREHOLDERS

EXECUTIVE SUMMARY

   EXECUTIVE SUMMARY

2018 PERFORMANCE HIGHLIGHTS

Kinross delivered on its commitments in 2018. We met our production, cost and capital guidance for the seventh consecutive year. Our portfolio of mines achieved solid performance and our projects continued to advance well. We continue to maintain our strong balance sheet and financial strength.

•
Delivered annual revenue of $3.2 billion

•
Produced 2.45 million gold equivalent ounces, in line with our full-year guidance

•
Paracatu delivered record annual production, increasing production by 45% year-over-year while reducing costs

•
Bald Mountain achieved record annual production with lower cost of sales per ounce year-over-year

•
Generated $874 million in adjusted operating cash flow

•
Maintained strong balance sheet including total liquidity of approximately $1.9 billion and no debt maturities until 2021
•
Extended mine life for an additional year at both Kupol and Chirano

•
Advanced projects in the Americas region including the Bald Mountain Vantage Complex, Round Mountain Phase W, Fort Knox Gilmore, La Coipa Restart and Lobo-Marte

•
Acquired two hydroelectric power plants in Brazil that are expected to substantially lower costs at Paracatu, and 50% of the Bald Mountain Exploration Joint Venture and Phase 7 deposit at La Coipa that the Company did not already own

KINROSS GOLD 2019 EXECUTIVE SUMMARY        3

EXECUTIVE SUMMARY

2018 CORPORATE RESPONSIBILITY PERFORMANCE OVERVIEW

Mining responsibly is integral to our business strategy. This requires operating in accordance with the highest standards of ethical conduct, and responsibly managing our impacts while leveraging opportunities from our activities to generate sustainable long-term value in host communities.

•
Delivered exemplary safety performance with zero lost-time incidents and zero restricted days at Fort Knox, Dvoinoye, Maricunga, and Kettle River-Buckhorn

•
Recognized as one of the best 150 companies to work for in Brazil for the fourth consecutive year and as a top employer in the Greater Toronto Area

•
Our Russian operations received a first place ranking from World Wildlife Fund for environmental performance and transparency with communities

•
Zero production impacts arising from environmental performance
•
Maintained comprehensive tailings management program designed to meet or exceed international best practice

•
Maintained listing on the Jantzi Social Index® for the eleventh consecutive year

•
Launched 8 People Commitments across our global workforce to strengthen Kinross' culture

•
Carried out 94,000+ stakeholder interactions through community consultation and dialogue
*
Total Reportable Injury Frequency Rate

4     KINROSS GOLD 2019 EXECUTIVE SUMMARY

EXECUTIVE SUMMARY

2018 CORPORATE GOVERNANCE PERFORMANCE OVERVIEW

Kinross is committed to the highest standards of corporate governance and accountability. We actively monitor developments in best practices and applicable laws to ensure that the Company meets that commitment.

•
All directors were independent except for the Chief Executive Officer

•
Met eight times, with the board meeting independent of management at all meetings
•
Continued strong support for "Say on Pay" vote, with 92.75% approval at the 2018 shareholders' meeting

•
Our board refresh program has brought in five new directors since 2012

2018 CORPORATE GOVERNANCE AT A GLANCE

Board Composition		page #
Size of board(1)	9
Independent directors	8
Average age of board	61
Average tenure of board (number of years)	7.6
Separate Chair/CEO	✓	106
Number of women	3	111
Number of men	6

Committee Independence		page #
Audit and risk	100%
Human resource and compensation	100%
Governance and nominating	100%
Corporate responsibility and technical	100%

Requirements & Assessments		page #
Term limit for directors(2)	✓	114
Director stock ownership requirements	✓	32
Annual review of director independence	✓	122
Annual board and committee evaluations	✓	109
Annual director evaluations	✓	109

Policies & Charters		page #
Code of business conduct and ethics	✓	107
Diversity policy for directors and executive officers	✓	111
Corporate governance guidelines	✓
Charters for board committees	✓
Overboarding policy	✓
Interlocking policy	✓
Retirement policy for directors(3)	✓	114

Voting		page #
Annual directors elections	✓
Majority voting for directors	✓	14
Annual vote on executive compensation	✓	46

Professional Development		page #
Board orientation programs	✓	113
Director education programs	✓	113

     Available on kinross.com

1.	The size of the board will be reduced to eight directors at the meeting.
2.	The board has approved mandatory retirement at age 73.
3.	In December 2014, the board adopted the director service limits policy that limits the term for directors to 10 years, subject to the mandatory retirement date of age 73. The 10 year term limit commences from the later of the date the term policy became effective or the date on which a director is first appointed or elected to the board, with the possibility of one 5 year extension, for a total term not exceeding 15 years, if such director has strong performance reviews and is re-elected to the board.

KINROSS GOLD 2019 EXECUTIVE SUMMARY        5

EXECUTIVE SUMMARY

BOARD NOMINEES OVERVIEW

As Kinross shareholders you are being asked to cast your vote for eight directors. The following table provides an overview of the 2019 nominees. Detailed biographical information can be found on pages 20 to 27.

Director's Expertise

OUR BOARD OF DIRECTOR'S EXPERTISE

6     KINROSS GOLD 2019 EXECUTIVE SUMMARY

EXECUTIVE SUMMARY

COMPENSATION HIGHLIGHTS

You are being asked to vote in favour of an advisory resolution regarding Kinross' approach to executive compensation. A summary of our approach and philosophy is outlined below. We encourage you to read about Kinross' executive compensation program on pages 42 to 104 in this document.

2018 EXECUTIVE COMPENSATION:

•
The CEO is required to hold a minimum of five times annual salary in shares and share units. The CEO's share ownership represents 12 times his salary

•
Over 75% of compensation is "at-risk" and tied to company performance
•
Equity makes up 50% or more of direct compensation for the senior leadership team, and 50% of that equity is in the form of performance share units, which vest only when specific performance targets are achieved

•
Total compensation for the Senior Leadership Team is down by 16% in U.S. dollars (8% in Canadian dollars) compared with 2017

KINROSS GOLD 2019 EXECUTIVE SUMMARY        7

VOTING

DELIVERY OF PROXY MATERIALS

Kinross Gold Corporation (Kinross or the company) is providing shareholders with access to its management information circular (the circular) for the 2019 annual meeting of its shareholders (the meeting) electronically via notice and access, instead of mailing out paper copies, as permitted by Canadian securities regulators. Kinross is also providing shareholders with access to its 2018 annual report electronically, instead of mailing out paper copies. This means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing materials to shareholders.

Shareholders have received a notice of availability of proxy materials (notice) together with a form of proxy or voting instruction form. The notice provided instructions on how to access and review an electronic copy of the circular or how to request a paper copy. The notice also provided instructions on voting at the meeting. To receive a paper copy of the circular or the 2018 annual report, please follow the instructions in the notice.

All shareholders are reminded to review the circular before voting. Shareholders with questions about notice and access can call Computershare Investor Services Inc. (the transfer agent) toll free at 1-866-964-0492.

Proxy materials are being sent to registered shareholders directly and will be sent to intermediaries to be forwarded to all non-registered (beneficial) shareholders. Kinross pays the cost of delivery of proxy materials for all registered and non-registered shareholders.

VOTING

This document is the management information circular made available to shareholders in advance of the meeting as set out in the notice.

This circular provides additional information respecting the business of the meeting, Kinross and its directors and senior executive officers. This circular is dated March 14, 2019 and, unless otherwise stated, the information in this circular is as of March 14, 2019.

Unless indicated otherwise, all dollar amounts referenced in this circular are expressed in U.S. dollars. Where necessary, Canadian dollars are referenced as CAD$.

All references to financial results are based on the Kinross consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS).

References in this circular to the meeting include any adjournment(s) or postponement(s) that may occur.

WHO CAN VOTE

Holders of common shares of Kinross (common shares or shares) at the close of business on March 15, 2019 (the record date) and their duly appointed representatives are eligible to vote.

Shares outstanding

As of March 14, 2019, there were 1,252,225,105 common shares outstanding, each carrying the right to one vote per common share.

To the knowledge of the directors and executive officers of the company, as of the date of this circular, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, directly or indirectly, voting securities of Kinross, carrying 10% or more of the voting rights attached to any class of voting securities, with the exception of 187,786,337 common shares held within mutual funds and other client accounts managed by Van Eck Associates Corporation which has filed a Schedule 13G on EDGAR showing its beneficial ownership of Kinross shares at 15.01% of the outstanding shares as at December 31, 2018.

HOW TO VOTE

The voting process is different depending on whether you are a registered or non-registered (beneficial) shareholder.

You are a registered shareholder if your name appears on your share certificate or, if registered electronically, the shares are registered with Kinross' transfer agent in your name and not held on your behalf by an intermediary such as a bank, trust company, securities broker, trustee or other nominee (each an intermediary).

8 KINROSS GOLD 2019 MANAGEMENT INFORMATION CIRCULAR

VOTING

You are a non-registered (beneficial) shareholder if your shares are held on your behalf by an intermediary. This means the shares are registered with Kinross' transfer agent in your intermediary's name, and you are the beneficial owner. Most shareholders are non-registered shareholders.

Non-registered (beneficial) shareholders

If you are a non-registered shareholder, your intermediary would have sent you a voting instruction form or proxy form with the notice. This form will instruct the intermediary how to vote your common shares at the meeting on your behalf.

You must follow the instructions from your intermediary in order to vote.

If you do not intend to attend the meeting and vote in person, mark your voting instructions on the voting instruction form or proxy form, sign it, and return it as instructed by your intermediary. Your intermediary may have also provided you with the option of voting by telephone or fax or through the internet.

If you are a Canadian resident and wish to vote in person at the meeting, insert your name in the space provided for the proxyholder appointment in the voting instruction form or proxy form, and return it as instructed by your intermediary. Do not complete the voting section of the proxy form or voting information form, since you will vote in person at the meeting.

If you are a U.S. resident and wish to vote in person at the meeting, mark the appropriate box on the other side of the voting instruction form and a legal proxy will be issued and mailed to you. The legal proxy will grant you or your designate the right to attend the meeting and vote in person, subject to any rules described in the proxy statement applicable to the delivery of a proxy. The legal proxy will be mailed to the name and address noted on the other side of the voting instruction form. You need to submit and deliver the legal proxy in accordance with the proxy deposit date and any instructions or disclosures noted in the proxy statement. You or your designate must attend the meeting for your vote to be counted. Allow sufficient time to the company or its transfer agent for the mailing and return of the legal proxy by the proxy deposit date. Please be advised that if you, the beneficial holder, ask for a legal proxy to be issued, you have to take additional steps in order for the proxy to be fully effective. You must deposit the legal proxy with the company or its transfer agent in advance of the meeting. Further, if a legal proxy is issued, all other voting instructions given on the voting instruction form will not be effective. If you have any questions, please contact the person who services your account. Your intermediary may have also provided you with the option of appointing yourself or someone else to attend and vote on your behalf at the meeting through the internet. When you arrive at the meeting, please register with our transfer agent, Computershare Investor Services Inc.

Your intermediary must receive your voting instructions in sufficient time for your intermediary to act on them. The transfer agent must receive proxy vote instructions from your intermediary no later than 10:00 a.m. (Toronto time) on Monday, May 6, 2019, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting.

Kinross may utilize the Broadridge QuickVote™ service to assist beneficial shareholders with voting their Kinross shares over the telephone. Alternatively, Kingsdale Advisors may contact such beneficial shareholders to offer assistance with conveniently voting their shares through the Broadridge QuickVote™ service. Broadridge then tabulates the results of all the instructions received and then provides the appropriate instructions respecting the shares to be represented at the meeting. If you have any questions relating to the meeting or how to vote, please contact Kingsdale Advisors by telephone at 1-866-851-3217 toll free in North America or 416-867-2272 outside of North America or by email at contactus@kingsdaleadvisors.com.

Registered shareholders

If you are a registered shareholder, a form of proxy would have been sent to you along with the notice to enable you to appoint a proxyholder to vote on your behalf at the meeting.

If you do not intend to attend the meeting and vote in person, you can

•
provide your voting instructions by completing and returning the form of proxy, or

•
provide your instructions by telephone or the internet in accordance with the instructions appearing on the form of proxy, or

•
choose another person (called a proxyholder, who does not need to be one of the named proxyholders in the proxy form or a shareholder of the company) to attend the meeting and vote your shares for you.

In each case, you will need to complete the form of proxy and return it to the transfer agent.

KINROSS GOLD 2019 MANAGEMENT INFORMATION CIRCULAR 9

VOTING

Telephone or online

If you wish to vote in person at the meeting, you may still provide voting instructions using the form of proxy, or by telephone or internet. When you arrive at the meeting, please register with our transfer agent.

If you vote in person at the meeting, any proxy you have previously given will be revoked.

To be valid, proxies must be received by Kinross' transfer agent no later than 10:00 a.m. (Toronto time) on May 6, 2019 or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting. Your proxyholder may then vote on your behalf at the meeting.

CHANGING YOUR VOTE

Non-registered (beneficial) shareholders

You can revoke your prior voting instructions by providing new instructions on a voting instruction form or proxy form with a later date, or at a later time in the case of voting by telephone or through the internet, provided that your new instructions are received by your intermediary in sufficient time for your intermediary to act on them before 10:00 a.m. (Toronto time) on May 6, 2019, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting.

Otherwise, contact your intermediary if you want to revoke your proxy or change your voting instructions, or if you change your mind and want to vote in person.

Registered shareholders

You may revoke any prior proxy by providing a new proxy with a later date or providing voting instructions at a later time in the case of voting through the internet. However, for your new voting instructions to be effective they must be received by the transfer agent no later than 10:00 a.m. (Toronto time) on May 6, 2019, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting.

You may also revoke any prior proxy without providing new voting instructions by delivering written notice clearly indicating you wish to revoke your proxy to the registered office of Kinross (25 York Street, Suite 1700, Toronto, Ontario, M5J 2V5, Fax (416) 363-6622, Attention: Corporate Secretary) or at the offices of the transfer agent, Computershare Investor Services Inc. (100 University Avenue, 8th floor, Toronto, Ontario, M5J 2Y1) at any time up to 10:00 a.m. (Toronto time) on the last business day before the meeting or any adjournment of the meeting.

A proxy may also be revoked on the day of the meeting or any adjournment of the meeting by a registered shareholder by delivering written notice to the chair of the meeting. If you are an individual and register with the transfer agent at the meeting and vote in person at the meeting, any proxy you have previously given will be revoked.

In addition, the proxy may be revoked prior to its use by any other method permitted by applicable law. The written notice of revocation may be executed by the registered shareholder or by an attorney who has the shareholder's written authorization. If the shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.

Kinross reserves the right to accept late proxies and to waive the proxy cut-off with or without notice, but is under no obligation to accept or reject any particular late proxy.

HOW YOUR SHARES WILL BE VOTED

If you appoint the named proxyholders as your proxyholders, the common shares for which you have given the proxy voting instructions will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for.

10 KINROSS GOLD 2019 MANAGEMENT INFORMATION CIRCULAR

VOTING

In the absence of instructions from you, such common shares will be voted:

•
for the election as directors of Kinross, the proposed nominees set forth in this circular

•
for the appointment of KPMG LLP as auditors and authorization of the directors to fix their remuneration

•
for the amendment to the Restricted Share Plan

•
for the advisory resolution on the company's approach to executive compensation

The form of proxy gives discretionary authority to the persons named in it as proxies to vote as they see fit with respect to any amendments or variations to the matters identified in the notice of meeting or other matters that may properly come before the meeting or any adjournment thereof, whether or not the amendment or other matter that comes before the meeting is or is not routine and whether or not the amendment, variation or other matter that comes before the meeting is contested.

ABOUT PROXY SOLICITATION

Proxies are being solicited in connection with this circular by the management of the company. The solicitation will be made primarily by mail, but proxies may also be solicited personally by regular employees of Kinross to whom no additional compensation will be paid.

In addition, Kinross has retained Kingsdale Advisors to provide the following services in connection with the meeting:

•
reviewing and analyzing the circular,

•
recommending corporate governance best practices where applicable,

•
liaising with proxy advisory firms,

•
developing and implementing shareholder communication and engagement strategies,

•
advising with respect to the meeting and proxies,

•
reporting on and reviewing the tabulation of proxies, and

•
soliciting proxies including contacting shareholders by telephone.

The cost of these services is approximately $50,000 plus reimbursement of disbursements. Costs associated with the solicitation will be borne by the company.

Appointing a proxyholder

Your proxyholder is the person that you appoint to cast your votes and act on your behalf at the meeting including any continuation of the meeting that may occur in the event that the meeting is adjourned.

Signing and returning the enclosed proxy form authorizes Catherine McLeod-Seltzer or Kathleen M. Grandy (the named proxyholders) to vote your shares at the meeting in accordance with your instructions.

A shareholder who wishes to appoint another person (who need not be a shareholder) to represent the shareholder at the meeting may do so, either by internet or by mail by:

•
inserting the person's name in the blank space provided in the form of proxy or in the space on the internet voting site provided for that purpose, or

•
completing another proper form of proxy.

KINROSS GOLD 2019 MANAGEMENT INFORMATION CIRCULAR 11

VOTING

REQUIRED QUORUM FOR THE MEETING

A quorum for the meeting shall be two persons present and holding or representing by proxy not less than 25% of the total number of issued and outstanding common shares having voting rights at the meeting.

No business shall be transacted at the meeting unless the requisite quorum is present at the commencement of the meeting. If a quorum is present at the commencement of the meeting, a quorum shall be deemed to be present during the remainder of the meeting.

QUESTIONS

If you have questions, you may contact the company's strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors.

North America (toll-free phone): 1-866-851-3217
outside North America: (416) 867-2272
fax: (416) 867-2271
toll-free fax (North America): 1 (866) 545-5580
mail: The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2
e-mail: contactus@kingsdaleadvisors.com

12 KINROSS GOLD 2019 MANAGEMENT INFORMATION CIRCULAR

BUSINESS OF THE MEETING

Your vote is important to us and our goal is to secure as large a representation as possible of Kinross shareholders at our 2019 Annual and Special Meeting of Shareholders. At this year's meeting, Kinross shareholders will be asked to vote in support of the items detailed in this section of the circular.

SHAREHOLDERS TO VOTE ON

BUSINESS OF THE MEETING

BUSINESS OF THE MEETING

ITEMS OF BUSINESS

As set out in the notice of meeting, at the meeting, shareholders of Kinross will be asked to consider the following five matters and vote on them as required:

1.    Financial statements

The audited consolidated financial statements of Kinross for the fiscal year ended December 31, 2018 and the report of the auditors on the financial statements will be received.

2.    Election of directors

The company's board of directors (the board ) currently comprises nine directors. The size of the board will be reduced to eight directors at the meeting in light of Mr. Oliver's planned retirement and Ms. Power's decision to not stand for re-election at the meeting. The board is continuing its search for new directors and intends to increase the size of the board back to nine directors. Shareholders will be asked to elect eight directors at the meeting, subject to Kinross' majority voting policy outlined below. All directors so elected will hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

The named proxyholders, if named as proxy, intend to vote the common shares represented by any such proxy for the election of the nominees whose names are set forth starting on page 20, unless the shareholder who has given such proxy has directed that the shares be withheld from voting in the election of directors.

Management of Kinross does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the meeting, the named proxyholders, if named as proxy, reserve the right to vote for another nominee in their discretion.

Majority voting policy

In 2008, the board adopted a majority voting policy for the election of directors at the meeting. Revisions to this policy were approved by the board in November 2014. This policy is now part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015 and amended in March and November, 2017 and is available for review on the company's website at www.kinross.com. The policy provides that in an uncontested election, any nominee for director who receives more withheld votes than for votes will immediately tender his or her resignation for consideration by the corporate governance and nominating committee. The corporate governance and nominating committee (excluding those who received a majority withheld vote in the election) will review the matter and make a recommendation to the board whether to accept the director's resignation. The resignation will be effective when accepted by the board (excluding those who did not receive a majority "for" vote). The board expects that the resignations will be accepted absent exceptional circumstances. The director who has tendered his or her resignation pursuant to this policy will not participate in any deliberations of the corporate governance and nominating committee or the board regarding the resignation. The board shall make its decision within 90 days of the date of the applicable shareholders' meeting and shall promptly issue a news release with the board's decision. If the board determines not to accept a resignation, the news release shall fully state the reasons for that decision.

Other details respecting the nominees for election as directors are set out under "About the nominated directors" starting on page 20.

14 KINROSS GOLD 2019 MANAGEMENT INFORMATION CIRCULAR

BUSINESS OF THE MEETING

3.    Appointment of auditors

Shareholders will be asked to consider and, if thought fit, to pass, an ordinary resolution approving the appointment of KPMG LLP (KPMG) of Toronto, Ontario as auditors of Kinross, to hold office until the close of the next annual meeting of the company. It is also proposed that the remuneration to be paid to the auditors of Kinross be fixed by the board.

For the fiscal years ended December 31, 2018 and December 31, 2017, KPMG and its affiliates were paid the following fees by Kinross:

	2018 CAD$(1)	% of Total Fees(2)	2017 CAD$(1)	% of Total Fees(2)
Audit Fees:

Kinross — general	4,304,000	95	4,227,000	92

Kinross — securities matters	18,000	0	145,000	3

Total Audit Fees	4,322,000	95	4,372,000	95

Audit-Related Fees:

Translation services	135,000	3	135,000	3

Other	25,000	1	25,000	1

Total Audit-Related Fees	160,000	4	160,000	4

Tax Fees:

Compliance	5,000	0	9,000	0

Planning and advice	22,000	1	46,000	1

Total Tax Fees	27,000	1	55,000	1

All Other Fees:	5,000	0	11,000	0

Total Fees	4,514,000	100	4,598,000	100

1.
All amounts are rounded to the nearest $1,000.

2.
All percentages are rounded to the nearest whole percent.

The named proxyholders, if named as proxy, intend to vote the common shares represented by any such proxy for the approval of the appointment of KPMG LLP of Toronto, Ontario as auditors of Kinross at a remuneration to be fixed by the board, unless the shareholder who has given such proxy has directed in the proxy that the shares be withheld from voting in the appointment of auditors.

4.    Approve an Amendment to the Restricted Share Plan

At the meeting, shareholders will be asked to approve an amendment to the Restricted Share Plan (RSU Plan) to increase the number of common shares reserved for issuance under the plan. The maximum number of common shares reserved for issuance under the RSU Plan is currently set at 35,000,000 in the aggregate, which represents approximately 2.8% of the number of outstanding common shares.

An aggregate of 16,957,106 common shares have been issued pursuant to the RSU Plan. An aggregate of 7,949,883 restricted share units are outstanding under the RSU Plan and, accordingly, 10,093,011 common shares (representing approximately 0.81% of the number of outstanding common shares) remain available for issuance pursuant to the RSU plan. Management and the board believe it is important for the company to have a sufficient number of common shares available for issuance under the RSU Plan to attract, retain and motivate Kinross employees. Therefore, on March 14, 2019, the board approved an amendment to the RSU Plan to increase the maximum number of common shares reserved for issuance under the RSU Plan

KINROSS GOLD 2019 MANAGEMENT INFORMATION CIRCULAR 15

BUSINESS OF THE MEETING

from 35,000,000 to 50,000,000, (or 4% of the number of outstanding common shares) being an actual increase of 15,000,000 of common shares.

If the proposed amendment to the RSU Plan is approved the total number of common shares reserved for that plan minus common shares already issued under the plan, will be 25,093,011 common shares, representing approximately 2% of the number of outstanding common shares.

Form of Resolution

WHEREAS it is desirable to amend the Kinross Gold Corporation Restricted Share Plan ("RSU Plan") to increase the number of common shares of the company made available under the RSU Plan;

BE IT RESOLVED THAT:

The Restricted Share Plan be amended to increase the maximum number of common shares made available for the Restricted Share Plan from 35,000,000 to 50,000,000.

In order to be effective, the foregoing resolution must be approved by a majority of the votes cast in person or by proxy.

The named proxyholders if named as proxy, intend to vote the common shares represented by such proxy for the amendment to the Restricted Share Plan, unless the shareholder who has given such proxy has directed that the shares be voted against it.

5.    Advisory vote on approach to executive compensation

Our compensation program seeks to attract, retain, motivate and reward executives through competitive pay practices which reinforce Kinross' pay-for-performance philosophy and focus executive interests on developing and implementing strategies that create and deliver value for shareholders. Kinross believes that its compensation programs are consistent with those objectives, and are in the best interest of shareholders. Detailed disclosure of our executive compensation program is provided under "Executive Compensation" starting on page 45.

In 2011, the board adopted a policy to hold a non-binding advisory vote on the approach to executive compensation as disclosed in the management information circular at each annual meeting. This policy is now part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015 and last updated in November 2017. This shareholder vote forms an important part of the ongoing process of engagement between shareholders and the board on executive compensation. Voting results since inception of the policy are provided on page 46 under the heading "Say on pay and shareholder engagement".

At the meeting, shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:

"Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2019 annual and special meeting of shareholders of the company."

Approval of this resolution will require that it be passed by a majority of the votes cast by shareholders in person and by proxy. Because your vote is advisory, it will not be binding upon the board. However, the human resource and compensation committee (HRCC) will take into account the results of the vote when considering future executive compensation arrangements.

16 KINROSS GOLD 2019 MANAGEMENT INFORMATION CIRCULAR

BUSINESS OF THE MEETING

The named proxyholders, if named as proxy, intend to vote the common shares represented by any such proxy for approval of the advisory resolution on Kinross' approach to executive compensation, unless the shareholder who has given such proxy has directed that the shares be voted against it.

OTHER BUSINESS

Management does not intend to introduce any other business at the meeting and is not aware of any amendments to the matters to be considered at the meeting. If other business or amendments to the matters to be considered at the meeting are properly brought before the meeting, common shares represented by proxies appointing the named proxyholders as proxyholders will be voted in accordance with their best judgement.

2020 SHAREHOLDER PROPOSALS

The Ontario Business Corporations Act (OBCA) permits certain eligible shareholders to submit shareholder proposals to the company, which may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the company must receive shareholder proposals for the annual meeting of shareholders in 2020 is March 9, 2020.

SHAREHOLDER NOMINATIONS FOR DIRECTORS

Shareholders may at any time submit to the board the names of individuals for consideration as directors. The corporate governance and nominating committee will consider such submissions when assessing the diversity, skills and experience required on the board to enhance overall board composition and oversight capabilities and making recommendations for individuals to be nominated for election as directors.

Holders of shares representing in the aggregate not less than 5% of Kinross' outstanding shares may nominate individuals to serve as directors and have their nominations included in Kinross' proxy circular for its annual meeting by submitting a shareholder proposal in compliance with and subject to the provisions of the OBCA. No such shareholder proposal was received this year.

ADVANCE NOTICE REQUIREMENTS

The company's by-laws (by-laws) contain an advance notice requirement for director nominations. These requirements are intended to provide a transparent, structured and fair process with a view to providing shareholders an opportunity to submit their proxy voting instructions on an informed basis. Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the Corporate Secretary of the company and include the information set out in the company's by-laws. The notice must be made not less than 30 days nor more than 65 days prior to the date of the meeting. A copy of the by-laws of the company is available upon request to the Corporate Secretary of the company.

KINROSS GOLD 2019 MANAGEMENT INFORMATION CIRCULAR 17

DIRECTORS

The Kinross board has been overseeing a deliberate and gradual succession program that has transformed our board since 2012. We have replaced 5 of the 9 members of the board, and enabled effective succession for key roles/skills and successful knowledge transfer.

IN THIS SECTION

•
Highlights: board attributes, 2018 board activity highlights 19

•
About the nominated directors 19

•
Directors' skills and experience 30

•
Director compensation 30

•
Board committee reports 34

DIRECTORS

DIRECTORS

BOARD ATTRIBUTES:

•
In 2018, 3 of the 9 directors were women (33%)

•
In 2018, 8 of 9 directors were independent (89%), including an independent chair

•
All board committees are composed solely of independent directors

•
100% attendance record for all directors at board and committee meetings in 2018

•
The board and all board committees met independent of management at all of the meetings in 2018, including at regularly scheduled meetings

•
Chair of audit and risk committee is a financial expert

•
Annually, the board evaluates itself, as a whole, and conducts peer review of individual directors

•
The board has adopted, and adheres to, comprehensive Corporate Governance Guidelines

•
There are no public company interlocking directorships as none of the directors serve together as directors or trustees of any other public entity

2018 BOARD ACTIVITY HIGHLIGHTS:

•
Adopted a strategic business plan proposed by management

•
Considered possible strategic initiatives for the company

•
Approved the adoption of a new generation Shareholder Rights Plan

•
Reviewed and approved amendments to the Shareholder Engagement Policy and Director Position Description

•
Approved the filing of a base shelf prospectus

•
Approved the Fort Knox Gilmore expansion project

•
Approved amendments to credit facility on more favourable terms to Kinross

•
Appointed a new chair

•
Continued with strong track record of consistent financial reporting

•
Received updates and reviewed issues relating to the company's material properties

•
Visited the Nevada mine sites to review progress and receive updates

ABOUT THE NOMINATED DIRECTORS

The following tables set forth certain information with respect to all persons proposed to be nominated by management for election as directors. Shareholders can vote for or withhold from voting on the election of each nominee on an individual basis. Unless authority is withheld, the named proxyholders, if named as proxy, intend to vote for these nominees. All of the nominees have established their eligibility and willingness to serve as directors. Unless stated otherwise, the information set out below is as of December 31, 2018. (Footnotes pertaining to the director nominees are on page 27)

KINROSS GOLD 2019 MANAGEMENT INFORMATION CIRCULAR 19

DIRECTORS

Continuing directors:

The following nominees were elected as directors at Kinross' 2018 annual meeting of shareholders and are being proposed for re-election at the meeting.

Ian Atkinson (69) | Independent

Mr. Atkinson was most recently the President & Chief Executive Officer and a Director of Centerra Gold Inc., a gold mining company, a position he held from May 2012 until his retirement at the end of 2015. Prior to that, he was Senior Vice President, Global Exploration from July 2010 to April 2012 and Vice President, Exploration from October 2005 to June 2010 of Centerra Gold Inc. From September 2004 to October 2005, he was Vice President, Exploration & Strategy of Hecla Mining Company, an international gold and silver mining company in Idaho, USA. During the years 2001-2004, he was an independent management consultant based out of Houston, Texas, USA. From July 1996 to June 1999 he was Senior Vice President, Exploration and from June 1999 to January 2001 he held the position of Senior Vice President, Operations & Exploration with Battle Mountain Gold Company in Houston, Texas, USA. He was Senior Vice President with Hemlo Gold Mines, Inc., Toronto, from September 1991 to July 1996.

From May 1979 to August 1991, he held various progressive leadership positions with Noranda Exploration Company Limited. From June 1978 to May 1979 he was Senior Geologist with Resource Associates of Alaska, Inc. and was Regional Geologist with McIntyre Mines Limited from April 1974 to May 1978. He was Field Geologist with Yvanex Developments Limited from May 1973 to March 1974.

Mr. Atkinson served on the board of the Prospectors and Developers Association of Canada and the World Gold Council. He was President of the Porcupine Prospectors and Developers Association. Mr. Atkinson holds a Bachelor of Science in Geology and a Master of Science in Geophysics from the University of London, England and a Diploma in surveying from the Imperial College, London, England.

2018 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the company

For	764,332,155	98.83	61.14

Withheld	9,067,999	1.17	0.73

2018 board and committee membership	Attendance
Board of directors	8 of 8 (100%)

Corporate Responsibility and Technical	5 of 5 (100%)

Corporate Governance and Nominating	4 of 4 (100%)

Human Resource and Compensation(4)	3 of 3 (100%)

Public board memberships	Board committee memberships
Argonaut Gold Inc.	Audit, Safety, Health, Environment, Sustainability and Technical

Globex Mining Enterprises Inc.	Audit, Governance, Compensation (Chair)

Wolfden Resources Corporation	Audit, Compensation & Governance and Sustainability (Chair)

Securities held
Year	Common shares (#)	Deferred Share Units ("DSUs") (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs at book value (CAD$)(1)	Total at-risk value of common shares and DSUs at market value (CAD$)(1)	Meets share ownership requirement(2)

2018	nil	78,625	78,625	376,875	345,950	N/A(3)

2017	nil	45,127	45,127	230,000	244,587

Change	nil	33,498	33,498	146,875	101,363

The Woodlands, Texas USA

Director since
February 10, 2016

Skill/area of experience(7)

•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining or global resource industry

•
Investment banking/mergers and acquisitions

•
Communications, investor relations, public relations and media

•
Corporate responsibility and sustainable development

•
Government relations

•
Governance/board

20 KINROSS GOLD 2019 MANAGEMENT INFORMATION CIRCULAR

DIRECTORS

John A. Brough (72) | Independent

Mr. Brough retired as President of Torwest Inc. and Wittington Properties Limited, both real estate companies, on December 31, 2007, a position he had held since 1998. From 1996 to 1998, Mr. Brough was the Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. Between 1974 and 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer, which position he held from 1986 to 1996. Mr. Brough is an executive with over 30 years of experience in the real estate industry. Mr. Brough holds a Bachelor of Arts (Economics) from the University of Toronto and he is a Chartered Professional Accountant, Chartered Accountant. Mr. Brough graduated from the Director's Education Program at the University of Toronto, Rotman School of Management. Mr. Brough is a member of CPA Ontario and the Institute of Corporate Directors.

2018 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the company

For	732,844,834	94.76	58.63

Withheld	40,555,321	5.24	3.24

2018 board and committee membership	Attendance
Board of directors	8 of 8 (100%)

Audit and Risk	4 of 4 (100%)

Corporate Governance and Nominating(4)	2 of 2 (100%)

Human Resource and Compensation(4)	3 of 3 (100%)

Public board memberships	Board committee memberships
Wheaton Precious Metals Corporation	Audit (Chair), Governance and nominating

First National Financial Corp	Lead Director, Audit (Chair)

Securities held
Year	Common shares (#)	Deferred Share Units ("DSUs") (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs at book value (CAD$)(1)	Total at-risk value of common shares and DSUs at market value (CAD$)(1)	Meets share ownership requirement(2)

2018	nil	306,259	306,259	1,505,277	1,347,541	Yes — 209%

2017	nil	271,571	271,571	1,352,777	1,471,917

Change	nil	34,688	34,688	152,500	(124,376)

Planned retirement(6) 2020

Toronto, Ontario, Canada

Director since
January 19, 1994

Skill/area of experience(7)

•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Information technology

•
Investment banking/mergers & acquisitions

•
Financial literacy

•
Communications, investor relations, public relations and media

•
Governance/board

KINROSS GOLD 2019 MANAGEMENT INFORMATION CIRCULAR 21

DIRECTORS

Kerry D. Dyte (59) | Independent

Mr. Dyte was most recently Executive Transition Advisor at Cenovus Energy Inc. ("Cenovus"), an integrated Canadian oil company headquartered in Calgary, a position he held from December 2015 until his retirement in March 2016. Prior to that, he was the Executive Vice-President, General Counsel and Corporate Secretary at Cenovus from December 2009 to December 2015. From December 2002 to December 2009 he was the Vice-President, General Counsel and Corporate Secretary of EnCana Corporation ("EnCana"), a leading north American energy producer. Prior to that, he held the position of Assistant General Counsel and Corporate Secretary from April 2002 to December 2002 at EnCana. From June 2001 to April 2002, he held the position of Assistant General Counsel at Alberta Energy Company Ltd., prior to its merger with PanCanadian Energy Corporation to form EnCana. He was the Treasurer of Mobil Oil Canada Ltd. from August 1997 to December 2000. From March 1991 to August 1997 he was the Senior Counsel and Assistant Corporate Secretary of Mobil Oil Canada Ltd. In 1996 he was also posted to Mobil Oil Australia where he was Senior Counsel.

Mr. Dyte served on the Financial Review Advisory Committee of the Alberta Securities Commission from 2010 to 2015. He was the president (2013 to 2014) and member of the executive committee (2004 to 2008; 2011 to 2015) of the Association of Canadian General Counsels. He has been associated with Hull Services, a not for profit organization that provides integrated behavioural and mental health services for children and families, and served as the chair of the board of governors until November 2018.

Mr. Dyte holds a Bachelor of Law degree from the University of Alberta, Canada. He has also completed the Directors Education Program from the Institute of Corporate Directors, Calgary and currently holds the ICD.D designation.

2018 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the company

For	771,081,151	99.70	61.68

Withheld	2,319,004	0.30	0.19

2018 board and committee membership	Attendance
Board of directors	8 of 8 (100%)

Audit and risk	4 of 4 (100%)

Corporate governance and nominating	4 of 4 (100%)

Public board and committee memberships: none

Securities held
Year	Common shares (#)	Deferred Share Units ("DSUs") (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs at book value (CAD$)(1)	Total at-risk value of common shares and DSUs at market value (CAD$)(1)	Meets share ownership requirement(3)

2018	40,500	35,043	75,543	359,477	332,389	N/A

2017	5,000	3,767	8,767	48,597	47,517

Change	35,500	31,276	66,776	310,880	284,872

Calgary, Alberta, Canada

Director since
November 8, 2017

Skill/area of experience(7)

•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining or global resource industry

•
Investment banking/mergers & acquisitions

•
Financial literacy

•
Communications, investor relations, public relations and media

•
Corporate responsibility and sustainable development

•
Government relations

•
Legal

22 KINROSS GOLD 2019 MANAGEMENT INFORMATION CIRCULAR

DIRECTORS

Ave G. Lethbridge (57) | Independent

Ms. Lethbridge is currently Executive Vice-President and Chief Human Resources and Safety Officer of Toronto Hydro Corporation, an electric and energy service company, a position that she has held since November 2013. During her career spanning 21 years, from 1998 to the present, she has held various progressive senior executive leadership positions with Toronto Hydro encompassing human resources, environment, health and safety, corporate social responsibility and sustainability, mergers and restructuring, succession, enterprise risk, regulatory compliance, strategy and governance. From 2002 to 2004 she was Vice President, Organizational Development and Performance & Corporate Ethics Officer; from 2004 to 2007 she was Vice President, Human Resources and Organizational Effectiveness; and from 2008 to 2013 she was Vice President, Organizational Effectiveness and Environment Health and Safety. Her experience also includes the gas, utility and telecom industry.

Ms. Lethbridge holds a Master of Science degree in Organizational Development from Pepperdine University, CA, with international consulting initiatives in the US, China and Mexico. She has completed the Directors' Education Program from the Rotman School of Management of the University of Toronto in 2011 and holds a designation from the Institute of Corporate Directors, (ICD.D). She has been Certified Human Resources Executive since 2014. She has also completed several financial literacy programs for executives and directors including courses from the Rotman School of Management and Harvard Business School. Ms. Lethbridge is a former Board Governor for Georgian College.

2018 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the company

For	747,305,340	96.63	59.78

Withheld	26,094,814	3.37	2.09

2018 board and committee membership	Attendance
Board of directors	8 of 8 (100%)

Audit and Risk(4)	2 of 2 (100%)

Corporate Responsibility and Technical(4)	3 of 3 (100%)

Human Resource and Compensation	6 of 6 (100%)

Public board and committee memberships: none

Securities held
Year	Common shares (#)	Deferred Share Units ("DSUs") (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs at book value (CAD$)(1)	Total at-risk value of common shares and DSUs at market value (CAD$)(1)	Meets share ownership requirement(2)

2018	nil	161,160	161,160	712,084	709,103	N/A(3)

2017	nil	129,160	129,160	571,667	700,048

Change	nil	32,000	32,000	140,417	9,055

Toronto, Ontario, Canada

Director since
May 6, 2015

Skill/area of experience(7)

•
Managing or leading growth

•
Senior officer

•
Operations

•
Information technology

•
Human resources

•
Financial literacy

•
Corporate responsibility and sustainable development

•
Government relations

KINROSS GOLD 2019 MANAGEMENT INFORMATION CIRCULAR 23

DIRECTORS

Catherine McLeod-Seltzer (58) | Independent

Ms. McLeod-Seltzer was appointed the Independent Chair of the company effective January 1, 2019. She has been the Non-Executive Chair and a director of Bear Creek Mining, a silver mining company, since 2003 and was the Non-Executive/Independent Chair and a director of Pacific Rim Mining Corp until November, 2013. She had been an officer and director of Pacific Rim Mining Corp. since 1997. From 1994 to 1996, she was the President, Chief Executive Officer and a director of Arequipa Resources Ltd., a publicly traded company which she co-founded in 1992. From 1985 to 1993, she was employed by Yorkton Securities Inc. as an institutional trader and broker, and also as Operations Manager in Santiago, Chile (1991-92). She has a Bachelor's degree in Business Administration from Trinity Western University.

2018 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the company

For	736,937,690	95.29	58.95

Withheld	36,462,464	4.71	2.92

2018 board and committee membership	Attendance
Board of directors	8 of 8 (100%)

Corporate Responsibility and Technical	5 of 5 (100%)

Corporate Governance and Nominating(4)	2 of 2 (100%)

Human Resource and Compensation(4)	3 of 3 (100%)

Public board memberships	Board committee memberships
Bear Creek Mining Corporation, Co-Chair	none

Lucara Diamond Corp.	Audit, Corporate governance and nominating, Health, Safety, Environment and Community Relations

Flow Capital Corp.	Audit, Compensation

Securities held
Year	Common share (#)	Deferred Share Units ("DSUs") (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs at book value (CAD$)(1)	Total at-risk value of common shares and DSUs at market value (CAD$)(1)	Meets share ownership requirement(2)

2018	12,296	223,301	235,597	1,429,124	1,036,627	Yes — 198%

2017	12,296	191,972	204,268	1,290,999	1,107,136

Change	nil	31,329	31,329	138,125	(70,509)

Vancouver, British Columbia, Canada

Director since
October 26, 2005

Skill/area of experience(7)

•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining or global resource industry

•
Investment banking/mergers & acquisitions

•
Communications, investor relations, public relations and media

•
Corporate responsibility and sustainable development

•
Government relations

•
Governance/board

24 KINROSS GOLD 2019 MANAGEMENT INFORMATION CIRCULAR

DIRECTORS

Kelly J. Osborne (62) | Independent

Mr. Osborne is currently the CEO of Twin Metals Minnesota, a wholly-owned subsidiary of Antofagasta plc. Previously, he was the President and Chief Executive Officer and a Director of Duluth Metals where he also held the position of Chief Operating Officer from July 2012 to April 2014 and the position of Chief Executive Officer of Twin Metal Minnesota, a wholly owned subsidiary of Duluth Metals, from July 2014 to January 2015. From 2004 to 2012, he held various progressive leadership positions with Freeport McMoRan Copper & Gold, Indonesia, starting as Manager, Underground Development, from 2004 to 2006; Vice President, Underground Operations, from 2006 to 2010 and finally as Senior Vice President, Underground Mines, from 2010 to 2012. From October 2002 to August 2004, he served as the area manager for Vulcan Materials Company, a leading producer of construction materials in the United States.

From 1998 to 2002, he was a Mine Superintendent with Stillwater Mining Company. From 1992 to 1998, he was Plant Manager with J.M. Huber Corporation, a Texas based multinational supplier of engineered materials. From 1984 to 1992, he was with Homestake Mining Company (Homestake) which later merged into Barrick Gold Corporation in 2002. At Homestake, he started as a Corporate Management Trainee, a position he held from 1984 to 1986, he progressed to the position of a Mine Planning Engineer, a position he held from 1986 to 1988 and was a Mine Captain from 1988 to 1992.

Mr. Osborne holds a Bachelor of Science Degree in Mine Engineering from the University of Arizona, Tucson, Arizona.

2018 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the company

For	764,335,464	98.83	61.14

Withheld	9,064,690	1.17	0.73

2018 board and committee membership	Attendance
Board of directors	8 of 8 (100%)

Corporate Responsibility and Technical	5 of 5 (100%)

Corporate Governance and Nominating	4 of 4 (100%)

Public board and committee memberships: none

Securities held
Year	Common shares (#)	Deferred Share Units ("DSUs") (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs at book value (CAD$)(1)	Total at-risk value of common shares and DSUs at market value (CAD$)(1)	Meets share ownership requirement(2)

2018	nil	166,020	166,020	718,750	730,489	Yes — 101%

2017	nil	102,435	102,435	440,000	555,200

Change	nil	63,585	63,585	278,750	175,289

Missoula, Montana, USA

Director since
May 6, 2015

Skill/area of experience(7)

•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining, global resource industry

•
Investment banking/mergers and acquisitions

•
Communications, investor relations, public relations and media

•
Corporate responsibility and sustainable development

•
Government relations

•
Governance/board

KINROSS GOLD 2019 MANAGEMENT INFORMATION CIRCULAR 25

DIRECTORS

J. Paul Rollinson (57) | Chief Executive Officer

Paul Rollinson was appointed to the Kinross board and as Chief Executive Officer on August 1, 2012. He was appointed Executive Vice-President, Corporate Development in September 2009 after having joined Kinross as Executive Vice-President, New Investments, in September 2008.

Prior to joining Kinross, Mr. Rollinson had a long career in investment banking spanning 17 years. From June 2001 to September 2008, he worked at Scotia Capital (Scotia) where his final position was Deputy Head of Investment Banking. During his time with Scotia, he was responsible for the mining, power/utilities, forestry and industrial sectors. From April 1998 to June 2001 he worked for Deutsche Bank AG, where his final position was Managing Director/Head of Americas for the mining group, and before that, from 1994 to April 1998 he was a senior member of the mining team at BMO Nesbitt Burns. Mr. Rollinson has an Honours Bachelor of Science Degree in Geology from Laurentian University and a Master of Engineering in Mining from McGill University.

2018 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the company

For	770,283,264	99.60	61.62

Withheld	3,116,891	0.40	0.25

2018 board and committee membership(5)	Attendance
Board of directors	8 of 8 (100%)

Public board and committee memberships: none

Securities held
Year	Common shares (#)	Restricted Share Units (RSUs) (#)(8)	Total common shares and RSUs (#)(8)	Total at-risk value of common shares and RSUs at book value (CAD$)(1),(8)	Total at-risk value of common shares and RSUs at market value (CAD$)(1),(8)	Meets share ownership requirement(2)

2018	1,654,446	1,830,070	3,484,516	19,043,728	15,331,870	Yes — 250%

2017	1,091,212	2,080,024	3,171,236	16,358,311	17,188,099

Change	563,234	(249,954)	313,280	2,685,417	(1,856,229)

Options held
Date granted	Expiry date	Exercise price (CAD$)	Options granted and vested (#)	Total unexercised (#)	At-risk value of options unexercised (CAD$)(9)

21/02/12	22/02/19	10.87	196,769	196,769	–

17/09/12	17/09/19	9.98	146,384	146,384	–

19/02/13	19/02/20	8.03	455,318	455,318	–

24/02/14	24/02/21	5.82	538,567	538,567	–

13/02/15	13/02/22	3.73	738,940	738,940	495,090

15/02/16	15/02/23	4.17	269,718	404,577	93,053

20/02/17	20/02/24	5.06	134,756	404,268	–

19/02/18	19/02/25	4.95	–	444,185	–

Total			2,480,452	3,329,008	588,143

Toronto, Ontario, Canada

Director since
August 1, 2012

Skill/area of experience(7)

•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining or global resource industry

•
Investment banking/mergers & acquisitions

•
Financial literacy

•
Communications, investor relations, public relations and media

•
Corporate responsibility and sustainable development

•
Government relations

26 KINROSS GOLD 2019 MANAGEMENT INFORMATION CIRCULAR

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Footnotes

1.
Book value is calculated using the grant price for DSUs and RSUs and the cost at the time of purchase of common shares. Market value is calculated using the closing price of common shares as at December 31, 2018: CAD$4.40 and December 29, 2017: CAD$5.42.

2.
The board has established a policy requiring each independent director to hold a minimum value of 3 times the annual board membership retainer in common shares and/or DSUs. See "Share ownership" for independent directors on page 32. For Mr. Rollinson, see "Share ownership" on page 57.

3.
Mr. Atkinson was appointed to the board on February 10, 2016 and has until February 9, 2021 to meet his share ownership requirement. Ms. Lethbridge was appointed to the board on May 6, 2015 and has until May 5, 2020 to meet her share ownership requirement. Mr. Dyte was appointed to the board on November 8, 2017 and has until November 7, 2022 to meet his share ownership requirement.

4.
Mr. Atkinson had fewer human resource and compensation committee meetings to attend in 2018 as his membership on the committee did not begin until May 10, 2018. Mr. Brough had fewer corporate governance and nominating committee and human resource and compensation committee meetings to attend in 2018 as his membership on corporate governance and nominating committee did not begin until May 10, 2018 and his membership on human resource and compensation committee was only until May 9, 2018. Ms. Lethbridge's membership on the corporate responsibility and technical committee did not begin until May 10, 2018 and her membership on the audit and risk committee was only until May 9, 2018 resulting in fewer meetings for her to attend on those committees. Ms. McLeod-Seltzer had fewer human resource and compensation committee and corporate governance and nominating committee meetings to attend in 2018 as her membership on human resource and compensation committee did not begin until May 10, 2018 and her membership on corporate governance and nominating committee was only until May 9, 2018.

5.
Mr. Rollinson is not a member of any board committee as being the Chief Executive Officer, he is not an independent director.

6.
Mr. Brough intends to retire in 2020. He had previously planned to retire in 2019 but has agreed to continue in order to assist with a seamless transition of the audit and risk committee chair responsibilities (in light of Ms. Power's decision to not stand for re-election to the board at the meeting).

7.
See "Directors' skills and experience" on page 30 for a description of such skills/experience.

8.
Includes 100% of restricted performance share units (RPSUs).

9.
Computed by multiplying the number of unexercised options to the difference between the December 31, 2018 closing price and the exercise price of options at the time of grant.

KINROSS GOLD 2019 MANAGEMENT INFORMATION CIRCULAR 27

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New nominee for director:

During 2018 and early 2019, the corporate governance and nominating committee and the board completed a detailed review of the composition of the board to accommodate Ms. Power's decision to not stand for re-election at the meeting and the planned retirement of Mr. Oliver. Various considerations were taken into account during the review process, including the expertise of the board in key areas, succession planning, board diversity and board continuity. The board also engaged an independent search firm to assist with the review process and with sourcing candidates. The review process has culminated in management and the board nominating Mr. David A. Scott for election as director.

The following nominee is, for the first time, being proposed for election by shareholders at the meeting.

David A. Scott (57) | Independent

Mr. Scott is Vice Chair and Managing Director, Mining Global Investment Banking at CIBC Capital Markets, a position from which he plans to retire effective May 1, 2019*. Mr. Scott joined CIBC in 1999 and held progressively senior positions prior to being named Vice Chair in 2009. At CIBC, Mr. Scott played an active role in the majority of significant M&A and equity financing transactions completed in Canada in the last 20 years. Prior to joining CIBC, Mr. Scott was Managing Director of the Global Mining Group at RBC Dominion Securities Inc. from 1996 to 1999, Managing Director and Head of the Mining Group at Richardson Greenshields of Canada Ltd. from 1992 to 1996, held progressive positions ending with Head of the Mining Group at Levesque Beaubien Geoffrion Inc. and prior to that, worked as a geologist with the Noranda Group.

Mr. Scott was a member of the Mining Association of Canada's Task Force on Sustainable Mining, helped to develop the CIM Valuation Standards for mineral properties, was a former multi-term director of the Prospectors and Developers Associated of Canada and assisted with the development of the world's first Mining MBA Program at the Schulich School of Business.

Mr. Scott holds a BASc in Geology from the University of Western Ontario.

*
As a result of his retirement, Mr. Scott will be considered an independent director candidate.

Public board and committee memberships: none

Toronto, Ontario, Canada

Skill/area of experience(1)

•
Managing or leading growth

•
International

•
Senior officer

•
Mining, global resource industry

•
Investment banking/mergers and acquisitions

•
Financial literacy

•
Communications, investor relations, public relations and media
1.
See "Directors' skills and experience" on page 30 for a description of such skills/experience.

For a discussion regarding directors' compensation, please refer to page 30.

The skills and experience of the directors, in areas that are important to the company, are identified and tracked in a matrix. The skills matrix, which is updated annually, can be found on page 30.

Kinross encourages continuing education for its current directors. Details regarding various continuing education events held for, or attended by, Kinross' directors during the financial year 2018 can be found on page 113.

Cease trade orders, bankruptcies, penalties or sanctions

No director is, or within the ten years prior to the date hereof has:

a)
been a director or executive officer of any company (including Kinross) that, while that person was acting in that capacity,

i.
was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days;

ii.
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

iii.
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

b)
become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

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Committee membership and independence

The table below shows the 2018 board committee membership of each independent director standing for (re)-election at the meeting.

Committees

	Audit and risk committee	Corporate governance and nominating committee	Corporate responsibility and technical committee	Human resource and compensation committee
Ian Atkinson		chair	✓	✓ (effective May 10, 2018)

John Brough	chair	✓ (effective May 10, 2018)		✓ (until May 9, 2018)

Kerry Dyte	✓	✓

Ave Lethbridge	✓ (until May 9, 2018)		✓ (effective May 10, 2018)	chair (effective May 10, 2018)

Catherine McLeod-Seltzer		✓ (until May 9, 2018)	chair (until May 9, 2018)	✓ (effective May 10, 2018)

Kelly Osborne		✓	chair (effective May 10, 2018)

Committee membership and attendance record for directors not standing for re-election

Committees

	Audit and risk committee	Corporate governance and nominating committee	Corporate responsibility and technical committee	Human resource and compensation committee
John Oliver				chair (until May 9, 2018)
Una Power	✓		✓

In 2018, Mr. Oliver and Ms. Power attended all board meetings and all meetings of committees of which he/she was a member.

KINROSS GOLD 2019 MANAGEMENT INFORMATION CIRCULAR 29

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DIRECTORS' SKILLS AND EXPERIENCE

The matrix below shows the mix of skills and experience, in areas that are important to the company's business, of the eight director nominees standing for election at the meeting. The skills and experience matrix is also used to identify those skills for which the company should recruit when making changes to its board.

Skill / area of experience	Directors with significant skills or experience
Managing or leading growth — experience driving strategic direction and leading growth of an organization	8

International — experience working in a major organization that has business in one or more international jurisdictions	7

Senior officer — experience as a CEO/COO/CFO of a publicly listed company or major organization	8

Operations — experience as a senior operational officer of a publicly listed company or major organization or production or exploration experience with a leading mining or resource company	7

Mining or global resource industry — experience in the mining industry, combined with a strong knowledge of market participants	6

Information technology — experience in information technology with major implementations of management systems	2

Human resources — strong understanding of compensation, benefit and pension programs, with specific expertise in executive compensation programs, organizational/personal development and training	1

Investment banking/mergers & acquisitions — experience in investment banking, finance or in major mergers and acquisitions	7

Financial literacy — senior financial officer of a publicly listed company or major organization or experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian or US GAAP, and/or IFRS)	5

Communications, investor relations, public relations and media — experience in or a strong understanding of communications, public media and investor relations	7

Corporate responsibility and sustainable development — understanding and experience with corporate responsibility practices and the constituents involved in sustainable development practices	6

Government relations — experience in, or a strong understanding of, the workings of government and public policy in Canada and internationally	5

Governance/board — experience as a board member of a major organization	5

Legal — experience as a lawyer either in private practice or in-house with a publicly listed company or major organization	1

DIRECTOR COMPENSATION

Approach

The board retains the services of Mercer Canada Ltd. (Mercer), independent advisor to the human resources and compensation committee, to complete a market review of the competitiveness of Kinross' director compensation program. In completing this review, Mercer reviews and analyzes the proxy circulars of companies included in the pre-approved Kinross comparator group (as described under "Market and peer reviews" on page 52) and develops a standardized methodology to compare the total value of programs across these companies and contrast this market view with the current arrangements for the Kinross board. In completing their analysis, Mercer also reviews market trends in director compensation and detailed market data. The board effected certain changes to the director compensation for 2018 based on the recommendations received from Mercer. The following changes to directors' compensation were effected in 2018: (i) the board chair total retainer was increased to CAD$480,000 from CAD$445,000; (ii) the board member total retainer was increased to CAD$240,000 from CAD$210,000; and (iii) the Audit and Risk Committee chair retainer was revised to CAD$50,000 from CAD$70,000.

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2018 Retainers and fees

The board has established a flat fee structure for all independent directors. For 2018, the annual board membership retainer payable to independent directors was CAD$240,000. Since April 1, 2012, at least 50% of the board membership retainer is required to be paid in Deferred Share Units (DSU). On an annual basis, an independent director can also elect to receive a greater percentage of his or her board membership retainer in DSUs.

In addition to the board membership retainer, the chairs of each of the corporate governance and nominating, corporate responsibility and technical and human resource and compensation committees received CAD$30,000 and the chair of the audit and risk committee received an additional CAD$50,000. Other members of the corporate governance and nominating, corporate responsibility and technical and human resource and compensation committees received an additional CAD$15,000 per committee and members of the audit and risk committee received an additional CAD$20,000. The committee chairs do not receive additional member fees for being part of the committee.

The independent chair received an additional CAD$240,000 but did not receive any fees for being a member of, and acting as chair of the human resource and compensation committee. In addition, independent directors (other than the independent chair) received a travel fee of CAD$2,000 per trip for travel from outside of Toronto to board/committee meetings. The independent chair does not receive any travel fee.

Independent directors are also entitled to reimbursement of their reasonable board-related expenses.

The following table sets out details of the flat fee structure for independent directors for 2018:

2018 fees (CAD$)
Board chair (1)	$240,000

Board member	$240,000

Chair — audit and risk committee	$50,000

Chair — corporate responsibility and technical, corporate governance and nominating or human resource and compensation committees(2)	$30,000

Member (excluding the Chair) — audit and risk committee	$20,000

Member (excluding the Chair) — corporate responsibility and technical, corporate governance and nominating or human resource and compensation committees	$15,000

1.
For 2018, CAD$480,000 in total with the inclusion of Mr. Oliver's board membership retainer.

2.
Mr. Oliver, as the independent chair of the board, did not receive a separate fee for being a member of, and acting as chair of the human resource and compensation committee.

Deferred share units

The main purpose of the DSU plan is to strengthen the alignment of interests between the independent directors and the shareholders, by linking a portion of annual independent director compensation to the future value of the common shares.

A DSU is an amount owed by Kinross to the director holding it having the same value as one common share, but which is not paid out until such time as the director terminates service on the board, thereby providing an ongoing equity stake in Kinross throughout the director's period of service.

DSUs are vested at the time of grant. Only independent directors of Kinross and its affiliates can receive DSUs. Dividends paid by Kinross prior to payment of the DSUs, if any, are credited to each holder of DSUs in the form of additional DSUs. The number of DSUs held by that holder multiplied by the amount of the per share dividend, divided by the closing share price on the date of the payment of the dividend, determines the additional DSUs to be credited for dividends.

The number of DSUs granted to an independent director on the last day of each quarter in respect of his or her current quarter compensation is determined by dividing the value of the portion of the director's flat fee to be paid in DSUs by the closing price of the common shares on the TSX on the business day immediately preceding the date of grant.

At such time as an outside director ceases to be a director, the company will make a cash payment on the outstanding DSUs to the outside director in accordance with the redemption election made by the departing director or in the absence of an election to defer redemption, in accordance with the default redemption provisions provided in the DSU Plan.

KINROSS GOLD 2019 MANAGEMENT INFORMATION CIRCULAR 31

DIRECTORS

As CEO of the company, Mr. Rollinson is a non-independent director. As such, he does not receive any DSUs and is compensated solely as an officer of Kinross (see "Executive compensation discussion and analysis" starting on page 45). A summary of the compensation earned by Mr. Rollinson for 2018 is provided in the "Summary compensation table" on page 91.

Share ownership

In 2007, the board established a policy requiring each independent director to hold a minimum value of common shares and/or DSUs, determined as a multiple of his/her annual board membership retainer, which from December 31, 2013 is three times. However, new directors have five years from the date of their appointment to reach the share ownership requirement. This policy was reviewed in 2016 by Mercer and was found to be aligned to the market. These guidelines are now part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015 and most recently revised in November 2017.

In the event an independent director's holdings fall below the minimum requirement at or after the applicable due date, the director will be required to top-up his or her holdings by fiscal year-end to meet the requirement. Since April 1, 2012, all directors have been required to receive a minimum of 50% of their board membership retainer in DSUs irrespective of when the director joined the board and whether or not their minimum shareholding requirement has been met. Kinross' Disclosure, Confidentiality and Insider Trading Policy (Policy) prohibits directors from engaging in transactions that could reduce or limit his/her economic risk with respect to equity securities granted as compensation or held, directly or indirectly, by the director. Prohibited transactions include hedging strategies, equity monetization transactions, transactions using short sales, puts, calls, exchange contracts, derivatives and other types of financial instruments. A copy of the Policy may be accessed on the company's website at www.kinross.com.

The following table outlines the aggregate value of the common shares and DSUs held by each independent director who was on the board as of December 31, 2018 and whether he or she met Kinross' independent director share ownership requirement as of that date.

Name	Eligible share holdings CAD ($)(1)	Exceeds share ownership requirement by CAD ($)	Multiple of board retainer	Met current requirement
I. Atkinson(3)	376,875	(343,125)	1.6	N/A

J. Brough	1,505,277	785,277	6.3	Yes

K. Dyte(3)	359,477	(360,523)	1.5	N/A

A. Lethbridge(3)	712,084	(7,916)	2.9	N/A

C. McLeod-Seltzer	1,429,124	709,124	6.0	Yes

J. Oliver	2,752,818	2,032,818	11.5	Yes

K. Osborne(2)	730,489	10,489	3.0	Yes

U. Power(2)	1,280,918	560,918	5.3	Yes

1.
Greater of book or market value as at December 31, 2018. Book value was calculated using the grant price for DSUs and the cost at the time of purchase for common shares. Market value is calculated using the closing price of common shares as at December 31, 2018: CAD$4.40.

2.
Market value is greater than book value as at December 31, 2018.

3.
Mr. Atkinson was appointed to the board on February 10, 2016 and has until February 9, 2021 to meet his share ownership requirement. Mr. Dyte was appointed to the board on November 8, 2017 and has until November 7, 2022 to meet his share ownership requirement. Ms. Lethbridge was appointed to the board on May 6, 2015 and has until May 5, 2020 to meet her share ownership requirement.

As CEO of the company, Mr. Rollinson's share ownership requirements are described under "Share ownership" on page 57.

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Director compensation table

The following table sets out the fees earned by independent directors who served as directors during 2018 and the proportion of fees taken in the form of DSUs.(5)

Name	Board Membership Retainer in US$	Independent Chair Retainer in US$	Committee Chair Retainer in US$	Committee Member Fees in US$	Travel Fee in US$(1)	Total Fees Earned in US$(3)	2018 Total DSUs value vested or earned in US$(2)	Value of all outstanding DSUs as at Dec 31, 2018 in US$(4)
I. Atkinson	175,920	N/A	21,990	17,409	7,330	222,649	108,039	253,582

J. Brough	175,920	N/A	36,650	10,995	1,466	225,031	111,876	987,748

K. Dyte	175,920	N/A	N/A	25,655	7,330	208,905	100,871	113,021

A. Lethbridge	175,920	N/A	12,828	17,103	N/A	205,851	103,205	519,772

C. Mc-Leod-Seltzer	175,920	N/A	9,163	17,409	7,330	209,821	101,040	720,190

J. Oliver	175,920	175,920	N/A	N/A	N/A	351,840	176,066	1,419,976

K. Osborne	175,920	N/A	12,828	15,576	7,330	211,654	205,074	535,449

U. Power	175,920	N/A	N/A	25,655	7,330	208,905	100,871	938,913

TOTAL	1,407,360	175,920	93,458	129,802	38,116	1,844,656	1,007,042	5,488,650

1.
Travel fees are paid in cash for all directors.

2.
Value as at December 31, 2018 of the 2018 compensation taken as DSUs.

3.
Portion of fees taken in cash and/or DSUs: All directors took 50% of fees in DSUs and 50% in cash with the exception of Mr. Osborne who took all of his fees in DSUs.

4.
Value as at December 31, 2018, of all outstanding DSUs, including dividends on DSUs of prior years. Please refer to the narrative under "Deferred Share Units" on page 31 for a description of the methodology used to grant and value DSUs.

5.
Compensation is paid in Canadian dollars and was converted to United States dollars for the purposes of this table using an exchange rate of CAD$1=US$0.7330.

KINROSS GOLD 2019 MANAGEMENT INFORMATION CIRCULAR 33

DIRECTORS

BOARD COMMITTEE REPORTS

Audit and risk committee

Members

John A. Brough (Chair)	Kerry D. Dyte	Una M. Power*

The audit and risk committee is composed entirely of independent directors who are financially literate (as such term is defined in National Instrument 52-110 ) and Mr. Brough, the Chair of the committee, is a financial expert in accordance with the New York Stock Exchange ( NYSE ) standards and U.S. Securities and Exchange Commission (SEC) requirements. The audit and risk committee has a written charter setting out its responsibilities.

Generally, the audit and risk committee is responsible for overseeing:

•
the integrity of Kinross' financial statements,

•
the independent auditors' qualifications and independence,

•
the performance of the internal audit function, and

•
the process for identifying and managing business risks.

The committee monitors Kinross' financial reporting process and internal control systems and provides open lines of communication among the independent auditors, financial and senior management and the full board on financial reporting and controls matters. The committee

•
reviews the principal risks of Kinross' business and operations, and any other circumstances and events that could have a significant impact on the company's assets and stakeholders,

•
assesses the overall process for identifying principal business and operational risks and the implementation of appropriate measures to manage and disclose these risks,

•
reviews all insurance coverage, and

•
reviews disclosure respecting oversight of management of principal business and operational risks.

In carrying out its mandate, the audit and risk committee met four times in 2018, on each occasion also meeting independent of management. The committee fulfilled its mandate by doing the following, among other things:

•
received reports from the disclosure committee chair,

•
reviewed and recommended for approval financial statements, management's discussion and analysis and financial information contained in press releases,

•
obtained treasury reports on cash flows, gold sales and borrowing matters,

•
reviewed and approved the 2018 internal audit plan,

•
met with the internal audit function with and without management being present,

•
approved audit engagements,

•
met with the external auditors with and without management being present,

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•
obtained reports from the external auditors,

•
met with management separately,

•
reported to the board on financial, audit and internal control matters,

•
reviewed reports regarding Kinross' risk management activities including the operationalization of the enterprise risk management system,

•
in conjunction with the corporate responsibility and technical committee, received updates from management on operational aspects pertaining to environment, social and corporate responsibility that could impact the organizational risk assessment,

•
received updates on material claims (actual contingent or potential) and material legislative changes,

•
received reports on and considered the company's compliance practices and whistleblower reports,

•
received updates on Kinross' privacy, data and cybersecurity risk exposures and measures taken to protect the security and integrity of its management information systems and company data, and

•
reviewed Kinross' general liability, property and casualty insurance policies and considered adequacy of coverage and the extent of any uninsured exposure.

Additional information regarding the company's audit and risk committee is contained in the company's annual information form (AIF) under the heading audit and risk committee and a copy of the audit and risk committee charter is attached to the AIF as Schedule A. The AIF is filed annually, on or about March 31, under the company's profile on SEDAR at www.sedar.com. A copy of the charter is also available upon request to the Corporate Secretary and on the company's website at www.kinross.com.

"John A. Brough"
Chair, audit and risk committee

*
Ms. Power is not standing for re-election at the meeting. Ms. Lethbridge was a member of the audit and risk committee until May 9, 2018.

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DIRECTORS

Corporate governance and nominating committee

Members

Ian Atkinson (Chair)	John A. Brough*	Kerry D. Dyte	Kelly J. Osborne

The corporate governance and nominating committee is composed entirely of independent directors. The mandate of the corporate governance and nominating committee has been formalized in its written charter. The committee's mandate continues to include responsibility for developing the company's approach to matters of corporate governance, identifying and proposing new qualified nominees to the board, for assessing directors on an on-going basis and reviewing and making recommendations to the board as to all such matters.

Generally, the corporate governance and nominating committee's mandate includes:

•
assisting the chair of the board in carrying out his responsibilities,

•
annually reviewing the board and committee charters,

•
evaluating the performance of the directors and the committees and assisting the chair of the board with the evaluation of the board as a whole,

•
receiving periodic reports under the company's whistleblower program,

•
recommending procedures to enable the board to meet on a regular basis without management,

•
adopting procedures so that the board can conduct its work effectively and efficiently,

•
receiving periodic reports on compliance with core policies,

•
reporting to the full board on corporate governance matters,

•
reviewing the composition of the board to ensure that an appropriate number of independent directors sit on the board,

•
analyzing the needs of the board when vacancies arise,

•
overseeing implementation of an appropriate selection process for new board nominees,

•
making recommendations to the board for the election of nominees to the board,

•
continually engaging in succession planning for the board, by performing at least annually, a process similar to that which is used for senior management, and

•
identifying needs of the board with the help of the skills and knowledge analysis and matching this to the continuously refreshed evergreen list of potential nominees.

The corporate governance and nominating committee maintains an evergreen list of potential candidates for appointment to the board and a skills matrix to identify skills for recruitment when making changes to the board (see "Directors' skills and experience" on page 30).

In carrying out its mandate, the corporate governance and nominating committee met four times in 2018, and met independent of management on all of those occasions. The committee fulfilled its responsibilities by doing the following, among other things:

•
verified the independence of the directors,

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•
reviewed external corporate governance surveys and considered improvements that could be made to Kinross' practices,

•
received reports on the whistleblower program and considered the company's compliance practices,

•
assessed performance of individual directors in accordance with previously approved processes (see "Assessing the board" on page 109), reviewed the completed board evaluation questionnaires and feedback received on individual directors,

•
provided feedback to the full board regarding the above evaluations,

•
assessed the company's directors and officers' liability insurance needs,

•
considered Ms. McLeod-Seltzer's candidature for board chair succession and made a recommendation to the board for her appointment,

•
reviewed the corporate governance guidelines and made recommendations to the board for revisions to the director position description and shareholder engagement policy, and

•
engaged with professional recruiters and shortlisted candidates for board succession.

The Corporate Governance Guidelines and the charter of the corporate governance and nominating committee are available on the company's website at www.kinross.com or upon request to the Corporate Secretary.

"Ian Atkinson"
Chair, corporate governance and nominating committee

*
Ms. McLeod-Seltzer was a member of the corporate governance and nominating committee until May 9, 2018 and Mr. Brough joined the committee on May 10, 2018.

KINROSS GOLD 2019 MANAGEMENT INFORMATION CIRCULAR 37

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Corporate responsibility and technical committee

Members

Ian Atkinson	Ave Lethbridge*	Catherine McLeod-Seltzer	Kelly J. Osborne* (Chair)	Una M. Power*

The corporate responsibility and technical committee is composed entirely of independent directors. The mandate of the corporate responsibility and technical committee, which has been formalized in its written charter, is to review the development and implementation of strategies, policies and management systems relating to safety, health, environmental stewardship, project permitting, local communities and corporate responsibility generally.

This includes:

•
providing advice to assist management in achieving the objectives set out in the Kinross health and safety, environmental and community relations policy and framework, and discussing with management any necessary improvements to such policy and its framework of implementation,

•
assisting management in implementing and maintaining appropriate health, safety, environmental and corporate responsibility programs and obtaining periodic reports on such programs,

•
reviewing the qualifications of the individual selected by management to act as the internal qualified person to estimate and report mineral reserves and mineral resources,

•
reviewing the scope of mineral reserves and mineral resources assessments with regard to legal and regulatory matters, applicable securities legislation, industry practice and procedures relating to disclosure of information on mining activities,

•
considering with management, the material assumptions, operating parameters and methodologies used to create mineral reserve and mineral resources estimates,

•
reviewing and commenting on items in the annual budget related to exploration, development and operational matters,

•
reviewing material proposals for mining capital programs,

•
considering with management, the technical aspects of the company's material exploration, development, financing construction, mining projects and mine closure plans,

•
reviewing and identification of risks related to exploration, development, operating, mine closure and reclamation activities and the systems and practices in place for mitigating such risks, and

•
considering any relevant regulatory changes, initiatives and trends that may affect the company's exploration, development, operating activities, mineral reserves or mineral resources.

In carrying out its mandate, the corporate responsibility and technical committee met five times during 2018, on each occasion also meeting independent of management. The committee fulfilled its responsibilities by doing the following, among other things:

•
reviewed periodic reports from management on health and safety matters and environmental compliance reports,

•
obtained regular updates on reclamation matters,

•
obtained periodic updates on major project permitting activities, legislative and regulatory matters,

•
received periodic updates on the company's community and government relations initiatives, and on the implementation of the company's corporate responsibility strategy,

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•
received updates and reported to the board on the annual mineral reserve and resource statement,

•
received updates on the company's risk assessment and risk mitigation measures as it relates to operational, health, safety, environmental, business continuity and crisis management aspects,

•
reviewed and approved the revised Ten Guiding Principles for Corporate Responsibility (The Ten Guiding Principles for Corporate Responsibility is a document that defines Kinross' responsibility in the conduct of its business in host countries and communities with respect to health and safety, environmental stewardship, and business conduct and ethics),

•
recommended to the board for approval the Fort Knox Gilmore expansion project,

•
received an update on tailings management from the external independent tailings examiner,

•
reviewed and recommended to the board for approval, the 2019 operations and exploration budget, and

•
received updates on the company's material properties and exploration initiatives.

The committee also provided feedback and advice to management regarding the above matters and reported to the board on environmental, health, safety, project permitting and corporate responsibility matters related to the company's operations and activities.

A copy of the corporate responsibility and technical committee charter is available upon request to the Corporate Secretary and on the company's website at www.kinross.com.

"Kelly Osborne"
Chair, corporate responsibility and technical committee

*
On May 10, 2018, Ms. Lethbridge joined the committee and Mr. Osborne took over as its chair. Ms. Power is not standing for re-election at the meeting.

KINROSS GOLD 2019 MANAGEMENT INFORMATION CIRCULAR 39

DIRECTORS

Human resource and compensation committee

Members

Ian Atkinson*	Ave Lethbridge* (Chair)	Catherine McLeod-Seltzer*	John E. Oliver*

The human resource and compensation committee, which is composed entirely of independent directors, is responsible for making recommendations to the board on all matters relating to the compensation of the officers including Named Executive Officers (NEOs), directors and employees of the company.

For the purpose of its mandate, the human resource and compensation committee reviews all aspects of compensation paid to management, directors and employees of other mining companies to ensure the company's compensation programs are competitive so that the company will be in a position to attract, motivate and retain high calibre individuals.

In 2018, the human resource and compensation committee engaged Mercer to provide it support in determining compensation for the company's senior executive officers and directors (see "Independent advice", page 51). Determinations made by the committee, however, also reflect factors and considerations other than the information provided by Mercer. For further discussion of the committee and its activities in this area see "Executive Compensation" starting on page 45 and "Compensation governance" on page 45.

The human resource and compensation committee annually reviews succession plans for the CEO and senior leadership team. Internal and external candidates are identified and the development plans of internal successors are reviewed by the committee. Development plans and progress of internal candidates are reviewed by the CEO and senior management regularly. The board becomes familiar with candidates for CEO and senior executive positions through presentations and annual joint management and board planning sessions. The mandate of the human resource and compensation committee has been formalized in a written charter.

In carrying out its mandate, the human resource and compensation committee met six times in 2018, on each occasion also meeting independent of management.

In fulfilling its mandate in 2018 with respect to total compensation, the human resource and compensation committee:

•
approved equity grants, the budget for equity grants for the following year, and considered a projection of share pool usage,

•
reviewed corporate goals and objectives in order to establish performance criteria at the beginning of the year,

•
reviewed and approved the human resources strategy for 2018 through 2020,

•
reviewed the existing compensation model including the philosophy, methodology and program design, relative to market best practices, current trends, and the objectives of the program,

•
examined and approved the 2018 comparator group,

•
reviewed long-term incentive plan program attributes including mix of restricted share units, options and restricted performance share units versus the comparator group and the broader industry, as discussed on page 52,

•
"stress tested" executive compensation programs to understand the range of possible outcomes under current plans and as a result of current equity holdings, and reviewed realized and realizable pay relative to performance and to peers,

•
reviewed compensation programs to satisfy itself that appropriate governance is in place to mitigate risk of compensation practices providing inappropriate incentives for risk taking or fraud,

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•
reviewed employment contract terms for all senior executives,

•
reviewed succession plans for the CEO and senior leadership team, as well as other critical senior management positions, reviewed internal and external candidates identified for each position,

•
considered Kinross' performance relative to peers,

•
completed an assessment of performance results relative to the performance objectives established at the start of the year,

•
reviewed current holdings relative to share ownership guidelines for members of the board, and the senior leadership team,

•
reviewed and approved corporate goals, objectives, and performance results relevant to the compensation of the CEO and other members of the senior leadership team and monitored and evaluated the performance of the CEO and other members of the senior leadership team,

•
reviewed compensation for companies in the comparator group and considered compensation for directors and the senior leadership team relative to the market,

•
recommended annual corporate performance factors, individual executive performance evaluations and total compensation for senior executives and salaried employees to the board for approval,

•
continued to engage the services of an independent external consultant to provide advice and expertise on executive compensation matters, and considered the independence of compensation advisors,

•
reviewed all of the company's global pension plans, and

•
received updates on the various shareholder engagement initiatives undertaken by the company and provided guidance where necessary.

A copy of the human resource and compensation committee charter is available upon request to the Corporate Secretary and on the company's website at www.kinross.com.

"Ave G. Lethbridge"
Chair, human resource and compensation committee

*
Mr. Brough was a member of the human resource and compensation committee until May 9, 2018. Mr. Atkinson and Ms. Catherine McLeod-Seltzer joined the committee on May 10. 2018 and Ms. Lethbridge took over as the chair of the committee on the same date. Mr. Oliver is not standing for re-election at the meeting.

KINROSS GOLD 2019 MANAGEMENT INFORMATION CIRCULAR 41

EXECUTIVE COMPENSATION

Executive compensation at Kinross is driven by four key objectives:

•
aligning executive interests with Kinross' long-term strategy and the interests of shareholders;

•
reinforcing Kinross' operating performance and execution of strategic objectives;

•
enabling Kinross to attract and retain high-performing executives; and

•
aligning pay and performance in a way that is transparent and understood by all stakeholders.

IN THIS SECTION

•
Letter to shareholders from Chair of the human resource and compensation committee 43

•
Executive compensation discussion and analysis 45

•
Compensation philosophy and approach 45

•
Compensation governance 45

•
Components of executive compensation 61

•
2018 results 70

•
Key summary tables 91

EXECUTIVE COMPENSATION

LETTER TO SHAREHOLDERS

Dear Shareholder,

Oversight of Kinross' director and executive compensation programs is a key governance responsibility of the human resource and compensation committee (HRCC). As the newly-appointed HRCC Chair, I am pleased to provide a brief overview of the company's compensation objectives and highlights from the board's executive compensation decisions for 2018.

Executive Compensation Objectives

Executive compensation at Kinross is driven by four key objectives: 1) aligning executive interests with Kinross' long-term strategy and the interests of shareholders; 2) reinforcing Kinross' operating performance and execution of strategic objectives; 3) enabling Kinross to attract and retain high-performing executives; and 4) aligning pay and performance in a way that is transparent and understood by all stakeholders.

We review our compensation program annually to ensure it supports these objectives, while also responding to evolving pay and governance best practices, market trends, and shareholder feedback. We believe we have designed a well-balanced compensation program that meets our key objectives and strongly aligns executive compensation with company performance and shareholder interests. Highlights of the program include:

•
Over 75% of executive compensation is "at risk" and tied to company performance;

•
Equity makes up 50% or more of direct compensation for the senior leadership team (SLT), and 50% of that equity is in the form of restricted performance share units, which vest only when specific performance targets are achieved;

•
The CEO is required to hold a minimum of five times annual salary in shares and share units. The CEO's current share ownership represents approximately 12 times his salary;

•
We received 92.75% support for our "Say on Pay" vote in 2018.

The Kinross executive compensation program targets total compensation at the median range of the industry comparator group. Compensation is comprised of base salary; a performance-based short-term incentive that reflects the success of both the company and the individual in achieving specific annual targets; and a long-term incentive including a mix of restricted performance share units, restricted share units, and options. A more detailed breakdown and description of this program begins on page 61.

In 2019, after reflecting on feedback from shareholders in recent years as part of our annual engagement process, the HRCC approved a change to the performance measures for our restricted performance share unit plan. Beginning with next year's grant, we will be establishing three-year targets for all-in sustaining cost and production, rather than the annual targets previously used.

2018 Performance Results

Assessing the company's annual performance is a major factor in determining executive compensation, and requires an objective review of performance against factors that fall within management's control and shareholder returns.

2018 was a solid year for the company in most areas. Kinross met its annual guidance on production, cost, and capital expenditures for the seventh consecutive year. The company had an outstanding safety record, and strong performance in environment, community relations and governance. Management continued to exercise fiscal discipline, maintaining a strong balance sheet even as the company invested in future development. The Tasiast Phase One expansion was successfully completed and multiple other development projects across the company remained solidly on track.

However, management faced several challenges during the year. Phase Two of the Tasiast expansion was put on hold, and we experienced temporary production issues at certain mines that affected overall portfolio performance. These challenges contributed to share price underperformance relative to our peers.

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EXECUTIVE COMPENSATION

2018 Executive Compensation Decisions

The board's decisions on compensation for the CEO and the other named executive officers (NEOs) reflect 2018 performance, and are detailed on the pages that follow. Key points include:

•
The board arrived at a company performance score of 97%, a reduction of over 20 percentage points from the 2017 score, based on company performance against the specific SLT measures for 2018, as outlined on page 73.

•
Total compensation for the SLT is down 16% in U.S. dollars (8% in Canadian dollars) compared with 2017, reflecting a year-over-year decrease in performance scores.

•
Short-term cash incentives for the SLT were down 21% in U.S. dollars (14% in Canadian dollars) year-over-year, while long-term equity incentive awards were down 18% in U.S. dollars (10% in Canadian dollars).

•
The CEO's individual performance score of 93% aligns with company performance scores and share price performance and takes into account government relations challenges in Mauritania.

•
The CEO's total compensation is down 16% in U.S. dollars (9% in Canadian dollars) year-over-year.

•
The CEO's base salary was not increased in 2018 or 2019 after a board review concluded that his salary continues to be appropriate based on the market, internal equity, his responsibilities, and other factors.

Board compensation was also benchmarked against an industry comparator group and there were no changes made for 2019. For more information on board compensation, see page 30.

We encourage you to exercise your "Say on Pay" rights as a shareholder by voting on the advisory resolution on the company's approach to executive compensation.

Thank you for your interest and support. We will continue to review our approach to executive compensation to ensure that our policies and practices effectively advance the interests of the company and its shareholders.

Sincerely yours,

Ave G. Lethbridge
Chair, human resource and compensation committee

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EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

PHILOSOPHY AND APPROACH

The following summarizes Kinross' compensation philosophy for the senior leadership team, outlining the key objectives of this program, as well as the key features which support meeting these objectives:

Kinross' executive compensation program covers the senior leadership team: the President and Chief Executive Officer (CEO) and his direct reports. The five named executive officers (NEOs) were members of the senior leadership team in 2018 and participated in the executive compensation program which includes base pay, a short-term cash incentive and long-term equity incentives, as well as pension and other benefits.

COMPENSATION GOVERNANCE

Compensation oversight

Oversight of Kinross' director and executive compensation programs falls under the human resource and compensation committee.

In 2018, four independent directors sat on the human resource and compensation committee. The board determined that the composition of the committee should include the chair of the board and at least one of the chairs of the corporate governance and nominating committee or the audit and risk committee so that the human resource and compensation committee may benefit from their input and expertise.

All of the 2018 human resource and compensation committee members have gained experience in human resources and compensation matters by serving as senior executives of major organizations and were directly involved in the design, review and implementation of evolving changes to major compensation programs at such organizations. In addition, one member had specific experience and expertise in executive compensation and human resources management, and two members serve on the compensation committees of other public issuers.

All of the members of the human resource and compensation committee are financially literate. At least two of its members have also served on the audit and risk committee at Kinross. The committee also included directors with ongoing direct industry involvement and relevant regulatory background, resulting in a well-rounded skill and knowledge base.

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EXECUTIVE COMPENSATION

In 2018, three human resource and compensation committee members were also members of the corporate responsibility and technical committee thus helping to ensure that material operational risks identified by the corporate responsibility and technical committee are considered in determining executive compensation.

You can find more information about the background, experience and independence of each human resource and compensation committee member by reading their profiles under "About the nominated directors", starting on page 19.

Say on pay and shareholder engagement

Kinross is committed to engaging with its shareholders on a range of matters, from company performance to corporate responsibility, and from governance to executive compensation (see also "About shareholder engagement" on page 115). Over the past year, Kinross board members and senior executives have engaged with our shareholders on a number of occasions to discuss items of interest to those shareholders.

In 2011, Kinross implemented a non-binding advisory vote to provide shareholders with an opportunity to vote on the company's approach to executive compensation. Following each annual general meeting, all voting results, including the results of the "say on pay" vote, are publicly filed under the company's profile on the SEDAR website at www.sedar.com. Our "say on pay" voting results are summarized below.

Year	Votes "for" (%)
2011	95.67

2012	78.47

2013	78.34

2014	74.75

2015	94.11

2016	88.76

2017	93.93

2018	92.75

In 2014, we initiated a shareholder outreach program specific to compensation and governance where we contacted shareholders who had holdings totaling, in aggregate, over one-third of our issued and outstanding shares as well as the two proxy advisory firms. This program was very successful, leading to a very productive dialogue between Kinross management and the board, and key shareholders. As a result, we have made this outreach an annual event and have met with shareholders during each year since then, now completing five annual outreach programs.

The feedback we receive during these meetings is shared with the human resource and compensation committee and considered when reviewing our compensation programs. Over the past five years, it has been a factor that has influenced a number of changes that we have made to our compensation and governance programs.

In 2018, we again contacted our thirty largest shareholders (with the exception of four broker-dealers) holding, in aggregate, over 50% of our issued and outstanding shares. Meetings or calls were arranged with those shareholders who expressed an interest, with Kinross participants including members of senior management, and a member of the board of directors when so requested. The discussions centered around company performance, governance, executive compensation and corporate responsibility. Key themes from these meetings were as follows:

  Board succession: Since 2012, the Kinross board has been overseeing a deliberate and gradual refresh that has transformed the make up of the board, bringing in new members, enhancing diversity, and ensuring a gradual but effective transition of knowledge while maintaining an appropriate balance of skills. Shareholders had questions and asked for additional information and context to better understand some of our best practices including the skills we consider when recruiting new directors, how we leverage our skills matrix for succession planning, the approach taken to source and select new board members, and how different elements of diversity are considered in our process. Shareholders have expressed their satisfaction with both the approach as well as the results:

  •
  Average tenure reduced from 9.4 to 7.6 years

  •
  Average age reduced from 62 years to 61 years

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EXECUTIVE COMPENSATION
  •
  Gender diversity enhanced, moving from 11% to 33% women

  Over that period, we replaced five of the nine board members and enabled effective succession and knowledge transfer in key skills areas. In 2018, our succession planning led to a transfer of responsibility for chairing many of the committees of the board with new chairs appointed, as well as a new chair of the board. This refresh has been supported by a number of best practices including term limits, mandatory retirement, a skills matrix, an evergreen list, a board diversity policy, board evaluation process, and a board orientation and director education program.

  Performance measures in incentive plans and changes to RPSU measures: Several of our shareholders were interested in discussing how we assess company performance, and the rationale for measures chosen. There continues to be interest in ensuring there is an assessment of the outcome of capital decisions with some shareholders interested in seeing a return measure incorporated in our plans, while others feel a different approach would be more meaningful. Most conversations included a discussion of the measures currently used in our short-term incentive program and in particular how the outcomes of capital decisions are assessed through the "targeted strategic accomplishments".

  In addition, we sought feedback from shareholders with regard to a change then under consideration, namely changing from annual to three-year targets for cost and production under our restricted performance share unit plan (RPSU). This alternative was developed out of the work of a cross-functional team that had been considering feedback from shareholders regarding our performance metrics, as well as evolving best practices in our sector. Following the generally positive feedback from shareholders, the decision was made to proceed to implement this change with the awards for 2019 which will be granted in 2020.

The feedback from shareholders was generally quite positive. In particular, they have expressed appreciation for our ongoing outreach efforts, and their satisfaction with how management is managing the business. In turn, we value the opportunity to have a dialogue with our shareholders and better understand their perspectives and concerns, as well as their suggestions for improvements to our programs and disclosure.

Managing risk

Within the context of Kinross' risk oversight practices, the human resource and compensation committee seeks to approve compensation programs that motivate executives to take action to fulfill the business objectives of the company's strategy without taking undue risks.

Our compensation program for executives includes a number of important compensation and governance best practices that we believe help mitigate risk in this program:

What we do

✓	Link incentive compensation measures to strategic and annual objectives

✓	Use diversified measures to assess company and individual performance to provide a balanced approach to incentives and avoid undue focus on any particular measure

✓	Cover a range of time periods in our incentive plans to balance short-term objectives and longer term performance measurement (from one to seven years)

✓	Tie pay to performance by having more than 75% of NEO total direct compensation "at-risk", with annual incentive awards determined based on operational and relative performance

✓	Cap incentive payments (150-200% of target on short-term incentives, and 150-200% of target on restricted performance share unit vesting)

✓	Align realized pay to total shareholder returns by providing a significant portion of total compensation in equity awards, and increasing the weighting on performance-based equity while decreasing the weighting on stock options

✓	Benchmark compensation against a size and industry appropriate comparator group and target compensation in the median range

✓	Align interests of executives with those of shareholders through meaningful share ownership guidelines

✓	Use an independent compensation advisor

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EXECUTIVE COMPENSATION

✓	Apply board discretion, upward and downward, as appropriate to address exceptional circumstances not contemplated by the performance measures

✓	Provide shareholders with a "say-on-pay" and conduct an annual shareholder outreach

✓	Maintain an incentive compensation recoupment policy, for recoupment of incentive compensation from members of Kinross' senior leadership team who engage in misconduct which results in an accounting restatement and in the individual receiving or realizing a higher amount of incentive compensation than such individual would otherwise have received

✓	Maintain double-trigger change of control severance provisions in executive agreements

✓	Conduct an annual risk review of, and include a number of risk mitigation measures in, our compensation programs

✓	Implement equity plans that prohibit option cash buyouts and repricing

✓	Prohibit the senior leadership team, executives, employees and directors from hedging personal holdings against a decrease in the price of our common shares

What we don't do

✗	Provide guaranteed minimum payouts on incentive plans or guaranteed vesting levels for RPSUs

✗	Credit additional years of service not earned in the retirement plan

✗	Provide future executive agreements that provide severance benefits exceeding two times base salary, bonus and benefits

✗	Reprice or reload options

✗	Provide loans to executives

✗	Provide excise tax gross-ups for change-in-control payments

Annual risk review

Each year, the human resource and compensation committee completes a risk review of the compensation programs, policies and practices for executives and other employees.

This includes a review of both the performance measures and compensation plan designs to assess whether they collectively provide a balanced approach to risk. The goal is to ensure that there is appropriate governance in place to mitigate the risk of compensation practices providing incentives for excessive risk-taking, inappropriate decision-making or fraud.

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As part of its compensation risk review in 2018, the human resource and compensation committee completed the following:

Reviewed "risk" in Kinross' global compensation programs
Objective	Assess whether compensation plans might incent or motivate inappropriate risk-taking, or cause executives to take actions that could have a significant negative impact on the company.

Process	The human resource and compensation committee reviewed Kinross' compensation programs, practices and documentation in the context of:
	•	incentive plan performance measures, compensation plan funding, incentive plan performance periods, pay mix, goal setting and leverage, controls and processes;
	•	Canadian Securities Administrators' examples of potential situations that could encourage an executive officer to expose the company to inappropriate or excessive risks; and
	•	key business risks.

Outcome	The human resource and compensation committee has reviewed Kinross' compensation programs and practices and has not identified any compensation programs or practices that could motivate decision makers, individually or collectively, to take actions that could have a significant negative impact on the organization. Furthermore, the human resource and compensation committee is comfortable that Kinross' key business risks and related performance measures are appropriately considered in our incentive plans.

Stress-tested the senior leadership team's compensation
Objective	Consider a range of performance outcomes, and how these would affect compensation payable to determine if rewards are appropriate under various scenarios.

Process	The human resource and compensation committee reviewed possible combinations of compensation outcomes to determine the range of potential realized compensation under the current plans and alignment to performance, as follows:
• base salary fixed at current levels;
• short-term incentive payouts at various possible levels of achievement (50% of target, at target, and maximum);
• all outstanding LTI at a range of possible future values:
• share prices ranging from -30% up to +120%; and
• RPSUs vesting at 50%, 100% and 150% of granted units.
In addition, the human resource and compensation committee reviewed the variation in the mix of equity realizable under different share price scenarios.

Outcome	The human resource and compensation committee is satisfied that the range of possible outcomes delivered by Kinross' compensation programs is appropriate and provides for alignment with performance. In addition, the committee is comfortable that the potential range of realized gains on outstanding long-term incentive awards is aligned to the creation of shareholder value. Our compensation plans are capped at the date of grant, so maximum compensation amounts are quantifiable in advance of making decisions about short-term incentive payouts and equity grants.

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EXECUTIVE COMPENSATION

Reviewed realizable pay
Objective	Understand actual compensation outcomes for the CEO relative to peers, and review the effectiveness of the compensation program in aligning pay to performance.

Process	The human resource and compensation committee reviewed a range of realized and realizable pay calculations as follows:
	•	Reviewed both realized pay and realizable pay for the CEO calculated using: Equilar, ISS, Conference Board Working Group and SEC "compensation actually paid" methodologies;
	•	Compared realized / realizable pay and performance to five key gold comparators and the full comparator group over a three year period (2015-2017); and
	•	Considered several different readily available performance measures: net income, revenue growth, total shareholder returns and change in operating cash flow.

Outcome	The human resource and compensation committee is satisfied that realizable pay over the three-year period when considered relative to peers demonstrated pay for performance alignment. Both realized and realizable pay showed strong alignment to relative total shareholder return (TSR) performance under all methodologies.

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Independent advice

The human resource and compensation committee has retained Mercer Canada Ltd. (Mercer) as its independent advisor since 2002 to review and advise the committee on market practices in executive compensation plan design and governance, as well as competitive market benchmarking. Mercer's mandate includes:

•
Competitive market benchmarking analysis for the senior leadership team;

•
Competitive market benchmarking analysis for the independent directors; and

•
Review and advice relating to market practices in executive compensation plan design (cash and equity incentive plans, pay and equity mix, benefits and perquisites) and governance.

Mercer is a wholly-owned subsidiary of Marsh & McLennan Companies (MMC), and as such is affiliated with a number of other specialized organizations also owned by MMC such as Oliver Wyman, Marsh Canada and National Economic Research Associates. These affiliate organizations have provided services to Kinross that are not related to executive compensation.

Mercer's professional standards prohibit the individual consultant from considering any other relationships Mercer or any of its affiliates may have with the company in rendering his or her advice and recommendations. Mercer consultants are not compensated based upon client revenue from other lines of business or other MMC companies. As such, fees paid by Kinross to Marsh Canada of $1,415,288 do not impact or influence the compensation paid to Kinross' board advisor. The board is confident that Mercer's independence and objectivity is not compromised by the relationships the company has with other MMC entities and continues to consider Mercer to be independent. Detailed below is the SEC six factor independence test which is reviewed annually by Kinross' human resource and compensation committee.

1.
Provision of other services to Kinross Gold Corporation by the advisor's employer

2.
Amount of fees received from Kinross Gold Corporation by the advisor's employer as a percentage of employer's annual revenue (revenue concentration percentage)

3.
Policies and procedures of the person that employs the advisor designed to prevent conflicts of interest

4.
Any business or personal relationship of the advisor with a member of the compensation committee

5.
Any stock of the issuer owned by the advisor or his or her immediate family

6.
Any business or personal relationship of the advisor with an executive officer at Kinross Gold Corporation

Although Mercer provides independent advice to the human resource and compensation committee, the decisions reached by the committee reflect factors and considerations beyond the information and recommendations provided by Mercer.

In respect of fiscal 2018, Mercer conducted a competitive benchmarking analysis for the NEOs and other members of the senior leadership team and independent directors, provided assistance with the drafting of the management information circular disclosure, and updated the committee regarding governance matters. Mercer attended all or part of the human resource and compensation committee meetings.

The human resource and compensation committee must pre-approve services that Mercer provides to the company at the request of management with respect to executive compensation. From time to time Mercer and affiliate organizations may provide services to the company that are not related to executive compensation. The human resource and compensation committee reviews and considers those services and fees annually, but does not pre-approve such services.

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EXECUTIVE COMPENSATION

Below is a summary of the fees paid to Mercer for its services to the human resource and compensation committee as well as fees paid to affiliates of Mercer for their unrelated services to the company, for the last two fiscal years ended December 31, excluding applicable taxes.

Services provided	2018 (US$)(1)	Services provided	2017 (US$)(1)
Executive compensation-related fees	$64,527	Executive compensation-related fees	$80,271

Competitive benchmarking analysis for the NEOs and independent directors		Competitive benchmarking analysis for the NEOs and independent directors

Assistance with drafting of proxy disclosure		Assistance with drafting of proxy disclosure

Governance updates		Governance updates

Attendance at human resource and compensation committee meetings		Attendance at human resource and compensation committee meetings

Other fees – Mercer	$62,297	Other fees – Mercer	$61,755

Published surveys, industry data, market benchmark		Published surveys, industry data, market benchmark

Global mobility membership		Global mobility membership

Other fees – affiliated organizations	$1,415,288	Other fees – affiliated organizations	$1,218,587

Marsh Canada Limited – insurance brokerage fees		Marsh Canada Limited – insurance brokerage fees

1.
Fees paid to Mercer and affiliated companies were either in U.S. dollars, or in Canadian dollars and converted to U.S. dollars for purposes of this table, using the following US$ exchange rates for CAD$1.00: 2018 – 0.7330; 2017 – 0.7971.

Annual review and decision-making

Meeting the objectives of the company's executive compensation program requires careful consideration of several key factors:

•
market comparators

•
compensation elements and mix

•
executive share ownership

•
paying for performance

It also requires diligent oversight and alignment with prudent risk-taking, as described under "Compensation governance" on page 45.

The human resource and compensation committee reviews each of these factors and the program as a whole on an annual basis to satisfy itself that they continue to be fair, competitive, and aligned with the objectives of the compensation program. They also consider shareholder feedback and best practices. Details on changes made as a result of the 2018 review are described in the following sections.

Market and peer reviews

To ensure that our executive compensation program continues to "enable Kinross to attract and retain high performing executives", the human resource and compensation committee approves the companies in Kinross' compensation comparator group on an annual basis. In 2018, the committee considered companies that are similar to Kinross in size, scope, complexity of operations; and that are appropriate and reflective of the companies with which Kinross competes for executive management talent and/or capital. To be included in our compensation comparator group, a company needed to meet the criteria noted.

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EXECUTIVE COMPENSATION

In completing this review and making changes, the committee:

•
Considered shareholder feedback relating to the composition of the comparator group;

•
Wanted to maintain a high degree of comparability from year to year in the comparator group to minimize volatility in the compensation targets;

•
Looked to keep a high proportion of the comparator group in the gold mining sector; and

•
Considered companies that were between one-third and three times Kinross' size on either market capitalization and/or revenue. We used the combination of revenue and market capitalization as a better measure of size than market capitalization alone, considering revenue as a good proxy for production.

As a result of this review, the committee made one change to the companies included in the comparator group, removing Cleveland-Cliffs, an American company in the Steel industry with limited geographic diversity.

KINROSS GOLD 2019 MANAGEMENT INFORMATION CIRCULAR 53

EXECUTIVE COMPENSATION

The following is the 2018 compensation comparator group, along with the financial data considered by the committee when they approved the comparator group in the first half of 2018:

			Revenue (US$millions)		Market Cap (US$millions)

Company (TSX or NYSE Ticker Symbol)	Industry (GICS)	Scope of Operations(2)	5 Year Average (2013-2017) (US$)(1)	Dec 31/17 (US$)(1)	5 Year Average (2013-2017) (US$)(1)	2017 Average (US$)(1)
Agnico Eagle Mines Ltd (AEM)	Gold	Canada, Finland, Mexico	$1,980	$2,243	$7,664	$10,527

AngloGold Ashanti Limited (AU)	Gold	Argentina, Australia, Brazil, Colombia, Democratic Republic of Congo, Ghana, Guinea, Mali, Tanzania	$4,581	$4,356	$5,358	$4,369

Barrick Gold Corporation (ABX)	Gold	Argentina, Australia, Canada, Chile, Dominican Republic, Papua New Guinea, Peru, Saudi Arabia, United States, Zambia	$9,745	$8,374	$18,275	$19,522

Cameco Corporation (CCO)	Coal & Consumable Fuels	Canada, Kazakhstan, United States	$2,039	$1,663	$5,957	$4,025

Eldorado Gold Corp. (ELD)	Gold	Greece, Turkey	$699	$391	$3,599	$1,906

First Quantum Minerals Ltd. (FM)	Copper	Australia, Finland, Mauritania, Spain, Turkey, Zambia	$3,118	$3,310	$7,935	$7,503

Gold Fields Limited (GFI)	Gold	Australia, Ghana, Peru, South Africa	$2,765	$2,762	$3,434	$3,111

Goldcorp, Inc. (G)	Gold	Argentina, Canada, Dominican Republic, Guatemala, Honduras, Mexico	$3,671	$3,423	$16,364	$11,971

IAMGOLD Corporation (IMG)	Gold	Burkina Faso, Canada, Mali, Suriname	$1,031	$1,095	$1,599	$2,340

Lundin Mining Co. (LUN)	Copper	US, Portugal, Sweden, Spain, Democratic Republic of Congo, Chile, Finland	$1,401	$2,077	$3,087	$4,603

New Gold Inc. (NGD)	Gold	Australia, Canada, Mexico, United States	$669	$604	$2,330	$1,838

Newcrest Mining Limited (NCM)	Gold	Australia, Côte d'Ivoire, Indonesia, Papua New Guinea	$3,593	$3,477	$9,999	$12,877

Newmont Mining Corporation (NEM)	Gold	Australia, Ghana, Suriname, Peru, United States	$7,075	$7,348	$15,058	$18,870

Randgold Resources Limited (RRS)	Gold	Democratic Republic of Congo, Côte d'Ivoire, Mali	$1,141	$1,280	$7,506	$8,688

Teck Resources Limited (TCK)	Diversified Metals & Mining	Canada, Chile, Peru, United States	$7,936	$9,288	$10,753	$12,417

Yamana Gold Inc. (YRI)	Gold	Argentina, Brazil, Canada, Chile	$1,798	$1,804	$4,794	$2,617

1.
Source of revenue and market capitalization: Bloomberg, using US Ticker.

2.
Scope of operations information was gathered from each company's corporate website.

The following charts show Kinross' size relative to the comparator group (based on revenue and market capitalization), as well as the breakdown of the comparator group by industry (based on the Global Industry Classification Standard, or GICS):

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The compensation data gathered for the companies in the comparator group is referenced when determining a starting base salary for new executives, when considering annual total compensation awards (base salary increases, short- and long-term incentives) for the company's senior leadership team, as well as when reviewing other elements of the total compensation provided (e.g. pension and benefits), and market best practices. In addition, the human resource and compensation committee reviews compensation levels of companies in the S&P TSX 60 to understand the position of Kinross' compensation relative to the general Canadian market.

Each compensation element for each NEO is reviewed against the 50th percentile and the 75th percentile for comparable positions within the comparator group. The company targets total compensation in the median range of the comparator group, however other factors will influence the position of an executive's actual total compensation in any given year, including: the number of applicable comparator positions, internal equity, time in role, unique roles and responsibilities, and company and/or individual performance. Emphasis is placed on incentive or "at-risk" compensation so that total compensation reflects performance. Where an executive is new to the role or executive performance is below expectations, total compensation will be lower relative to the market; where executives achieve exceptional results, it will result in higher total compensation. However, in all cases the comparator data is used as a reference and guideline, and other factors are considered by the human resource and compensation committee in determining compensation for executives.

In addition, the company maintains a performance peer group, which is limited to the 12 gold companies in the compensation comparator group. As these companies are subject to the same commodity cycle and price pressures, we believe they are the most relevant group for assessing performance. The human resource and compensation committee considers this peer group when assessing Kinross' relative total shareholder returns and relative performance on other metrics.

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Compensation mix

To meet the objectives of the Kinross executive compensation program, Kinross has chosen to use a variety of forms of compensation, including base pay and "at-risk" compensation (short- and long-term incentives), as well as pension and other benefits. Kinross believes this mix will enable us to attract and retain a top calibre senior leadership team, align their interests with Kinross' long-term strategy and the interests of shareholders, and reinforce Kinross' strategic performance and execution of strategic objectives. The human resource and compensation committee has established a target pay mix (the proportion of total direct compensation which comes from each of base salary, short-, and long-term incentives) for senior executives. The target mix is reviewed annually to ensure that it continues to be effective and adjustments are made from time to time as necessary. When annual compensation recommendations are prepared, actual mix is reviewed and adjustments to compensation may be made to better align proposed compensation to the target pay mix. For example, the committee intends that a minimum of 50% of total direct compensation be in the form of equity. For 2018, the mix was reviewed, and no adjustments were recommended as it was aligned to our guidelines.

The mix in direct compensation achieved in 2018 for Kinross' CEO and the average mix for the other NEOs is set out below. Further details regarding each element of compensation can be found under "Components of Executive Compensation" starting on page 61.

2018 Compensation mix – President and CEO
Paul Rollinson	Actual (US$)

Base salary	1,026,200

Short-term incentive	1,468,493

Equity – RPSUs	1,487,991

Equity – RSUs	892,794

Equity – options	595,196

Total equity	2,975,981

Total "at-risk" compensation	4,444,474

2018 Average compensation mix – Other NEOs(1)
Other NEOs (excluding CEO)	Actual (US$)

Base salary	449,879

Short-term incentive	435,701

Equity – RPSUs	479,474

Equity – RSUs	287,684

Equity – options	191,790

Total equity	958,948

Total "at-risk" compensation	1,394,649

Compensation is in Canadian dollars and was converted to U.S. dollars for purposes of these graphs using the exchange rate of CAD$1.00 = US$0.7330.

The mix of long-term incentive components is also reviewed annually. Kinross introduced restricted performance share units (RPSUs) as part of the 2008 annual compensation awards, with a weighting of 5% of total equity awards. Since then, the human resource and compensation committee has increased the RPSU weighting on five occasions, such that RPSUs have made up 50% of the equity granted to the members of the senior leadership team since 2015 (2014 in the case of the CEO).

In all other aspects, the human resource and compensation committee concluded that the company's compensation mix in 2018 met its stated objectives.

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Share ownership

An important objective of Kinross' executive compensation plan is to align executive interests with Kinross' long-term strategy and the interests of shareholders. To accomplish this objective, we include long-term equity-based incentives (most of which are settled in common shares) as a significant portion of annual compensation, and require the senior leadership team to hold common shares.

Kinross implemented a share ownership policy for its senior executives in December 2006, and then reviewed and updated it to increase the share ownership requirements in February 2008, and to include a portion of an executive's RPSUs in the calculation in 2012. No change to the policy is currently planned in 2019; however, Kinross will be completing its annual review of its programs later this year to ensure alignment with market best practices, its long-term strategy, and the interests of shareholders.

Under this policy, NEOs and certain other senior executives are required to hold a minimum value in common shares, equity-settled restricted share units, and/or RPSUs (but not options), determined as a multiple of his or her average year-end base salary for the most recent three years (average salary). The value held is determined as the greater of book value or market value of the common shares and/or restricted share units (including 80% of RPSUs) held by the executive. Senior executives must meet this requirement within three years of being hired or promoted to a level with a higher share ownership requirement.

Kinross prohibits the senior leadership team, executives, employees, and directors from hedging personal holdings against a decrease in the price of our common shares.

While the company has not implemented a holding policy, as a practice Kinross executives generally hold most of the shares they receive, both before and after meeting the share ownership requirements. For example, our CEO has not sold any shares in the past eight years, except to cover taxes payable in connection with the issuance of these shares. The following table shows the status of each NEO's holdings relative to the share ownership requirements on December 31, 2018. All of Kinross' NEOs who have reached the deadline for achieving their share ownership requirements have met or exceeded their requirements.

Name	Eligible share holdings(1),(2),(3)						2018 share ownership

	Value of RSUs (US$)	Value of RPSUs (US$)	Value of common shares (US$)	Value of total (US$)	Required multiple of average salary	Required value(4) (US$)	Holdings multiple of average salary	Multiple of requirement met	Deadline to meet requirement(5)

	# of RSUs	# of RPSUs	# of common shares	# of total
J. Paul Rollinson	$1,404,102	$3,710,599	$7,416,434	$12,531,135	5x	$5,008,835	12.5x	2.5	n/a
	397,933	1,035,406	1,654,446	3,087,785

Tony S. Giardini	$565,072	$1,505,586	$2,242,847	$4,313,505	3x	$1,473,331	8.8x	2.9	n/a
	160,591	421,115	643,571	1,225,277

Geoffrey P. Gold	$564,214	$1,505,235	$3,554,559	$5,624,008	3x	$1,524,641	11.1x	3.7	n/a
	160,359	421,129	619,298	1,200,786

Lauren M. Roberts	$391,705	$641,716	$909,236	$1,942,657	3x	$1,246,100	4.7x	1.6	January 1, 2020
	111,965	179,637	215,293	506,895

Paul B. Tomory	$296,872	$523,898	$421,780	$1,242,550	3x	$1,013,293	3.7x	1.2	January 1, 2020
	84,438	146,350	121,449	352,237

1.
Common shares and equity-settled RSUs (including 80% of RPSUs), but not options.

2.
The value held is determined as the greater of book value or market value. Book value was calculated using the share price at time of purchase, or the price at time of vesting in the case of vested RSUs/RPSUs, or the grant value for unvested RSUs/RPSUs.

3.
Values are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of CAD$1.00 = US$0.7330.

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4.
Based on the average year-end base salary for the years 2016, 2017 and 2018. Average year-end salary is in Canadian dollars and was converted to U.S. dollars using the exchange rate of CAD$1.00 = US$0.7330.

5.
New NEOs have three years from date of hire or promotion to a role to meet their share ownership requirements. The newest NEOs are Mr. Roberts who was promoted to Senior Vice-President and Chief Operating Officer on January 1, 2017, and Mr. Tomory who was promoted to Senior Vice-President and Chief Technical Officer on January 1, 2017.

Using the market value of a common share on the TSX on December 31, 2018 of CAD$4.40 to value his holdings, the aggregate value of Mr. Rollinson's total eligible share holdings was:

	Eligible share holdings – Market Value

Name	Value of common shares (US$)	Value of RSUs (US$)	Value of common shares + RSUs (US$)	Value of RPSUs (US$)	Value of total (US$)
J. Paul Rollinson	$5,335,921	$1,283,415	$6,619,336	$3,339,391	$9,958,727

How we pay for performance

A substantial portion of the senior leadership team's compensation is at risk and linked to the company's performance:

•
short-term incentive payments are determined based on annual company performance,

•
RPSUs vest based on company performance over a three-year period, and

•
the realized value from equity incentives reflects share price performance over time.

Kinross' annual operating performance objectives are laid out in its Four Point Plan, with a short-list of strategic measures aligned to the Four Point Plan being used to measure company performance for the senior leadership team (the SLT measures). Each year, the board considers the key priorities and approves the specific performance measures and associated metrics for the year, which are linked to the company's core purpose of leading the world in generating value through responsible mining, and are aligned to the long-term strategy, as further discussed under "Assessing 2018 company performance" on page 70. More detailed tactics and objectives are cascaded through the organization to provide alignment with performance objectives.

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At the end of the year, company performance is assessed based on the Four Point Plan and SLT measures, and individual performance is assessed based on related individual objectives. In addition, company performance is reviewed relative to competitor companies. Considering both absolute and relative performance, individual and company performance multipliers are established for short-term incentive purposes, and a multiplier is determined to calculate long-term incentives. These decisions drive the calculation for the initial compensation recommendations for the senior leadership team, including the CEO, as outlined below.

After reviewing the initial compensation recommendations, the CEO and the human resource and compensation committee may make adjustments based on pay mix, market positioning, internal equity, retention and shareholder returns, as well as extraordinary circumstances.

For more information on the performance measures established for the company and each individual, as well as actual performance relative to these targets which was considered in establishing individual and company multipliers, see "2018 SLT measures" on page 72, and "Individual performance – Named executive officers", starting on page 84.

Using discretion

Kinross seeks to foster a culture that encourages an objective assessment of performance and the exercise of appropriate discretion to adjust compensation to reflect unsatisfactory or exceptional performance. While the emphasis is on actual and relative performance, as well as competitive market data, the CEO and the human resource and compensation committee may also exercise discretion to reflect extraordinary events and prevailing circumstances and market conditions.

In respect of compensation outcomes for 2018, the human resource and compensation committee applied its judgment in the assessment of company and individual performance, and felt that the compensation outcomes resulting from the application of the compensation programs and formulae were generally appropriate. The committee did not exercise any discretion to change the compensation outcomes.

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Compensation approval process

The executive compensation process depends on assessing company and individual performance. The annual cycle to measure performance, then determine and approve executive compensation, is as follows:

The CEO evaluates his direct reports based on their performance against individual objectives and their contribution to overall company performance. Based on that assessment, he makes a recommendation for approval to the human resource and compensation committee regarding their individual short-term incentive (STI) component. The CEO and human resource and compensation committee may also exercise discretion when making incentive compensation decisions, as outlined under "Using discretion" above.

Details of the compensation granted to the NEOs are reported in the "Key summary tables" starting on page 91.

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COMPONENTS OF EXECUTIVE COMPENSATION

The table below summarizes the components of our 2018 executive compensation plan applicable to all NEOs. More information about the individual components and mix can be found on pages 61 to 69.

Component	Form	Period	How we determine the award
Base salary	Cash (page 61)	One year	Based on role, market comparators, internal equity, individual experience, and performance.

Short-term incentive	Cash (page 62)	One year	Target award is established based on market comparators and internal equity. Actual awards are based on company and individual performance, and consider overall pay mix guidelines.

Long-term (equity) incentive (pages 63-67)	Restricted share units (RSUs) (page 64)	Three years; vest in thirds over three years	Target grant value based on market comparators and internal equity.

Actual grant value may be above or below target based primarily on company and individual performance.

The human resource and compensation committee determines the mix of equity to be granted to NEOs for each calendar year. For 2018, RSUs made up 30% of each NEO's long-term incentive award, and are 50% cash-settled and 50% equity settled.

Restricted performance share units (RPSUs) (pages 65)	Three years; vest at end of three years, based on performance relative to targets	Target grant value based on market comparators and internal equity.

Actual grant value may be above or below target grant value based primarily on company and individual performance.

The final number of shares vested is based on company performance relative to performance measures. For the 2018 grant, these measures were: relative total shareholder return; production; and all-in sustaining cost per gold ounce sold(1) .

For the 2018 grant, RPSUs made up 50% of each NEO's long-term incentive award. RPSUs are 100% equity-settled.

Options (page 66)	Seven year term; vest in thirds over three years	Target grant value based on market comparators and internal equity.

Actual grant value may be above or below target based primarily on company and individual performance.

For the 2018 grant, options made up 20% of each NEO's long-term incentive award.

Employee benefits and perquisites	Benefits and perquisites (page 67)	Ongoing	Based on market comparators.

Includes life, accidental death & dismemberment, critical illness and disability insurance, health & dental coverage, benefit reimbursement plan, security services, and other benefits.

	Employee share purchase plan (page 68)	Continuous based on eligibility requirements	Employees, including NEOs, may contribute up to 10% of their base salary. 50% of the participant's contribution is matched by the company on a quarterly basis and total contributions are used to purchase company shares.

Retirement allowance	Executive retirement allowance plan (page 69)	Ongoing	Based on market comparators. 15% or 18% of base salary and target bonus, accrued quarterly.

1.
All-in sustaining cost per gold ounce sold is a non-GAAP measure and may not be comparable to measures used by other companies. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details see Kinross' Management's Discussion and Analysis for the year ended December 31, 2018.

Base salary

To attract and retain a high-performing senior executive team, Kinross targets base salaries around the median of the compensation comparator group.

Base salaries paid to individual executives reflect:

•
the scope, complexity and responsibility of the position,

•
salary levels for similar positions in Kinross' comparator group,

•
the executive's previous experience, and

•
the executive's performance.

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Each year Kinross reviews competitive market data and completes individual performance assessments. Where necessary, base salaries are adjusted to reflect individual performance and internal equity, and to remain competitive in the market. The human resource and compensation committee reviewed base salaries in February 2018 but felt the salaries were appropriate relative to performance, internal equity, and the market, and decided not to increase base salaries at that time. In February 2019, the committee again decided not to increase salaries for the NEOs, with the exception of the salary for our Chief Technical Officer, Mr. Paul B. Tomory. Mr. Tomory's salary was increased by 10% to CAD$550,000 to better align to the market and internal equity, and to recognize his continued strong performance in the role. The following are the salaries for the named executive officers (all in Canadian dollars) for 2019:

•
J. Paul Rollinson: $1,400,000

•
Tony S. Giardini: $680,000

•
Geoffrey P. Gold: $700,000

•
Lauren M. Roberts: $575,000

•
Paul B. Tomory: $550,000

Further information regarding each executive's 2018 base salary is provided with the "Summary compensation table" on page 91.

Short-term incentive plan

Kinross' short-term incentive plan covers employees at a professional level and above across the company and is designed to reward company, site / region, and individual performance in the most recent fiscal year. The measures for the year are focused on strategic and operational metrics which are within the control of executives and employees and are cascaded throughout the organization. The senior leadership team short-term incentives are calculated as follows:

Target incentive – Short-term incentive targets are established based on competitive market data and internal equity, and target levels are reviewed regularly for competitiveness. No adjustments were made to the short-term incentive targets for NEOs for 2018 or 2019.

Company performance multiplier – Each year, the board reviews company performance against the objectives established for the senior leadership team, as well as the company's relative performance compared to its competitors. The board then determines the company performance multiplier that will apply to the senior leadership team. This multiplier can range from 0 – 150% (200% for the CEO), and makes up approximately 60% of their total short-term incentive. The weighting on company performance varies by level across the organization, and the multiplier for employees, determined based on Four Point Plan objectives, may be different from that for the senior leadership team. For 2018, the board approved a company performance multiplier of 97% for the senior leadership team (for details, see "2018 SLT measures" on page 72).

Individual performance multiplier – The remaining 40% (approximately) of the short-term incentive is based on individual performance. The CEO reviews individual performance for his direct reports against individual objectives aligned to the Four Point Plan for the year, and determines an individual performance multiplier using the same range (0 – 150%). A similar review for the CEO's performance is completed by the human resource and compensation committee. The assessment of individual performance is not a formulaic process and judgment is exercised in determining the individual performance multiplier to be

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applied. Details regarding individual performance and the resulting multipliers are provided under "Individual performance – Named executive officers", starting on page 84.

Once the short-term incentive is calculated using the factors and formula outlined above, the pay mix is also reviewed, and adjustments may be made to the proposed short-term incentive and/or planned equity awards to better align cash and equity for the senior leadership team to the target pay mix.

In addition, the CEO and the human resource and compensation committee retain discretion to make adjustments to the final individual incentive payments based on factors such as market performance and competitive compensation, year-over-year performance and compensation, and internal equity.

The CEO and the human resource and compensation committee also retain the right to exercise discretion when making short-term incentive compensation decisions to reflect extraordinary events, prevailing circumstances and market conditions as outlined under "Using discretion", on page 59. In 2018, no discretion was applied to adjust the short-term incentive awards for the CEO or other NEOs.

Occasionally, as part of an overall retention strategy and aligned to our talent management and succession programs, Kinross may grant retention bonuses to certain executives which are paid out in cash on a certain date, subject to continued employment until such date. Mr. Roberts received such awards in 2014, paid in 2016, and in connection with his relocation in 2015, paid in 2016. These amounts have been included in the "Summary compensation table".

Long-term incentives

Kinross provides long-term equity incentive compensation with the following objectives:

•
align the interests of executives with those of shareholders,

•
focus efforts on improving shareholder value and the company's long-term financial strength,

•
reward high levels of performance,

•
provide incentive for high levels of future performance, and

•
provide a retention incentive to continue employment with the company by providing executive officers with an increased financial interest in the company.

Long-term incentives are granted as part of the company's annual performance and compensation review, and may also be granted on hire, and in certain circumstances, as a result of a promotion. In determining eligibility and target grant levels for long-term incentives, the human resource and compensation committee considers competitive market practices, as well as internal equity and the importance of different roles to the organization.

The value of an individual's actual annual grant is determined as a multiplier of annual base salary based primarily on company and individual performance. Other factors considered include: position, level of responsibility, long-term performance, potential, and retention factors. The human resource and compensation committee also considers each NEO's existing holdings and outstanding awards (including previously granted awards) prior to determining the annual grant. The value of the annual grant may be further reduced or increased based on the positioning of total direct compensation relative to the comparator group, considering relative individual and company performance and other factors. The resulting pay mix is then reviewed with adjustments made to the proposed short-term incentive and/or planned equity awards to better align cash and equity for each NEO to the target pay mix. The CEO and the human resource and compensation committee may exercise discretion to reflect extraordinary events, prevailing circumstances, and market conditions.

Once the total value of the grant has been determined, it is divided among the component elements of Kinross' long-term incentive plans: stock options, RSUs, and RPSUs. The RSU component may be further divided among cash-settled RSUs and equity-settled RSUs. Each year the human resource and compensation committee reviews the relative weighting of each component as compared to current competitive market practices and the objectives of the plan, and makes adjustments as needed.

Kinross believes that each element in our long-term incentive plan plays an important role:

  RPSUs: the performance metrics attached to the RPSUs provide for greater alignment between company performance and realized pay, provide an additional incentive for future performance, and help direct management's focus on the key priorities over the performance period. Also, as all RPSUs are settled in equity, and with a 50% weighting on the relative TSR metric, there is strong alignment with shareholders.

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  RSUs: RSUs provide for alignment with shareholders as the value is dependent on the stock price. Equity-settled RSUs increase executive shareholdings, and provide for alignment even after the RSUs have vested for as long as the executives continue to hold the shares. Cash-settled RSUs are not dilutive, and allow executives to receive a small component in cash, aligned to share price performance during the vesting period, without executives trying to 'time' their share sales.

  Options: Options are our longest term performance incentive, with a total term of seven years. In a long-term cyclical business, we see value in continuing to include a small portion of options in our total mix to encourage a focus on the longer term, and in driving long-term shareholder value.

Since 2008, the committee has increased the weighting on RPSUs for the senior leadership team five times, from 5% to 50%. RPSUs have made up 50% of the long term incentives granted to the CEO since 2014 and to the other senior leadership team since 2015. In 2019, the committee did not change the weighting on each of the primary components for the senior leadership team. Like the RSU award granted in 2018, 50% of RSUs granted in 2019 (with respect to 2018) will be settled in equity when they vest, and the balance will be cash-settled. RPSUs granted in 2019 (and all prior years) are fully settled in equity and can vest at zero if performance does not meet the threshold. The weighting of the components of the annual equity award for the past five years is as follows:

	Component	2014 weightings	2015 weightings	2016 weightings	2017 weightings(1)	2018 weightings(1)
CEO	RPSUs	50%	50%	50%	50%	50%

	RSUs	30%	30%	30%	30%	30%

	Options	20%	20%	20%	20%	20%

Other NEOs	RPSUs	40%	50%	50%	50%	50%

	RSUs	40%	30%	30%	30%	30%

	Options	20%	20%	20%	20%	20%

1.
For the grants with respect to 2017 and 2018, RSUs made up 30% of each NEO's long-term incentive award, and are 50% cash-settled and 50% equity-settled.

In 2009, Kinross implemented an automatic securities disposition plan (ASDP) to provide an opportunity for certain of its senior executives to sell a portion of the common shares issued on vesting of RSUs at times when they might otherwise be unable to do so due to restrictions under Canadian securities laws or trading blackouts imposed under Kinross' insider trading policy.

Executives make an election to participate in the ASDP and may participate only if they meet Kinross' minimum share ownership requirements (see page 57). The ASDP enables participating executives to automatically sell up to 25% of the common shares issuable to them following vesting of their RSUs. These common shares are sold by an independent securities broker following a pre-determined quarterly sales schedule. There are certain restrictions on an executive's ability to modify or terminate their participation in the plan.

In 2018, no senior executives participated in the ASDP.

Restricted share units

Kinross' long-term incentive plan includes both cash-settled and equity-settled RSUs. Equity-settled RSUs are granted under the Kinross Restricted Share Plan, while cash-settled RSUs are granted under the Restricted Share Unit Plan (Cash Settled). In determining the value of grants for the NEOs, the human resource and compensation committee considers previous grants (i.e. existing holdings and outstanding awards). The number of equity-settled or cash-settled RSU units granted to an eligible employee is determined by dividing the dollar value of the grant by the closing share price on the TSX on the last trading day immediately preceding the date of grant.

Key terms under both plans include the following (note that RPSUs are granted under the equity-settled plan):

Eligibility	Eligible individuals include employees of the company and designated affiliates and individuals who provide consulting, technical, management or other services to Kinross or a designated affiliate and who spend or will devote a significant amount of time or attention to Kinross pursuant to a contract with such individuals or the individual's employer. Non-employee directors are not eligible to participate in this plan.

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Restricted period	Equity-settled RSUs: At least one-third of the RSUs in a particular grant are restricted until the first anniversary of the grant, one-third until the second anniversary of the grant and one-third until the third anniversary of the grant.
Cash-settled RSUs: The vesting for cash-settled RSUs is the same as that for equity-settled RSUs except in the case of annual compensation grants which are granted in February with respect to the prior year. For these grants, the final third vests in December of the second year after grant to comply with Canada Revenue Agency rules.
RPSUs: all RPSUs vest after three years.

Vesting	Equity settled RSUs, including RPSUs: a performance multiplier will be determined for RPSUs before the vesting. Each RSU or RPSU is exercisable for one common share, without additional consideration, after the expiry of a restricted period established at the time of grant. Holders also have the option of forfeiting shares otherwise receivable in exchange for the company paying taxes on the holder's behalf.
Cash-settled RSUs: a payment will be calculated using a volume-weighted average share price for the five (5) trading days immediately preceding the vesting date multiplied by the number of vested restricted share units.

Deferred payment date	Canadian participants may elect to determine a deferred payment date for equity-settled awards, however they must give the company at least 60 days written notice before the restricted period expires. If a Canadian participant chooses to change a deferred payment date, written notice must be given to the company not later than 60 days before the deferred payment date to be changed.

Assignment	RSUs are not assignable.

Retirement or termination	During the restricted period: Any RSUs (including RPSUs) will automatically terminate on retirement or termination, unless otherwise determined by the human resource and compensation committee. The human resource and compensation committee may exercise discretion to abbreviate the restricted period due to a participant's termination of employment. However for equity-settled awards, such discretion can be applied to no more than 10% of common shares authorized for issuance under the Restricted Share Plan, the Share Purchase Plan and the Share Option Plan.
After the restricted period and before any deferred payment date: Kinross will immediately issue the common shares issuable on the vesting of equity-settled RSUs to the participant.

Death or disability	In the event of death or total disability, any RSUs and target RPSUs held by the deceased or disabled participant will immediately vest.

Change of control	All outstanding RSUs and RPSUs will become vested (at target), notwithstanding the restricted period or any deferred payment date.
Change of control includes, among other things:

 •  a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders;

 •  a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company; or

• the acquisition by any person, entity or group of persons or entities acting jointly, resulting in any such person(s) or entity(ies) becoming a control person of the company.

Dividends	When normal cash dividends are paid to holders of common shares, participants holding RSUs (including RPSUs) subject to a restricted period will be credited with dividend equivalents in the form of additional RSUs. The number of such additional RSUs will be calculated by multiplying the amount of the dividend declared and paid per common share by the number of RSUs recorded in the participant's account on the record date for the dividend payment, and dividing by either:

 •  for equity-settled RSUs, the closing price of the common shares on the TSX on dividend payment date; or

 •  for cash-settled RSUs, dividing by a volume weighted average share price for the five (5) trading days immediately following the dividend payment date.

• RSUs credited to a participant's account as dividend equivalents will be subject to the same restricted period as the RSUs to which they relate.

Number of shares under the plan	The number of shares which may be issued under the Restricted Share Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Restricted Share Plan and cannot be increased without shareholder and regulatory approval.

RSUs which terminate prior to the lapse of the restricted period or are settled in cash do not reduce the number of shares which may be issued under the Restricted Share Plan.

For information on amendments which can be made to the plan, please see the "Additional equity compensation plan information" section beginning on page 96 and the "Plan amendments" section beginning on page 98.

Restricted performance share units

Beginning with the equity grant for 2008 (granted in February 2009), Kinross introduced RPSUs, which are equity-settled RSUs with a performance element. In determining the value of grants for the NEOs, the human resource and compensation committee considers previous grants (i.e., existing holdings and outstanding awards). The number of units granted to an eligible employee is determined by dividing the dollar value of the grant by the unit value determined using a "Monte Carlo"

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model for the relative total shareholder return portion of the RPSUs and the closing share price on the TSX on the last trading day immediately preceding the date of grant for the other performance measures.

RPSUs are granted under the Restricted Share Plan, settled in equity and are subject to all the key terms under the Restricted Share Plan outlined above, including treatment on termination, death or disability, and change of control. As with all grants under the restricted share plan, the grant of RPSUs is accompanied by a restricted share agreement which outlines the specific terms associated with that grant. The agreement associated with RPSUs generally includes the following additional terms:

•
the restricted period for RPSUs is three years (no RPSUs vest until the third anniversary of the grant), and

•
RPSU vesting is subject to company performance relative to established performance measures during the three associated calendar years.

For information on RPSU performance measures, targets, and results, please see the "2018 Compensation" section beginning on page 75.

Stock options

Stock options are granted under the Share Option Plan. In determining the value of grants for the NEOs, the human resource and compensation committee considers previous grants (i.e., existing holdings and outstanding awards). The number of options to be granted to an eligible executive is determined by dividing the dollar value of the grant by the Black-Scholes value based on the closing share price on the TSX on the last trading day immediately preceding the date of grant.

The following are some key terms under the Share Option Plan which apply to all grants of options:

Eligibility	Eligible individuals include employees of the company and designated affiliates and individuals who provide consulting, technical, management or other services to Kinross or a designated affiliate and who spend or will devote a significant amount of time or attention to Kinross pursuant to a contract with such individuals or the individual's employer. Non-employee directors are not eligible to participate in this plan.

Vesting	Options become exercisable in thirds: one-third on the first anniversary of the grant, one-third on the second anniversary of the grant and one-third on the third anniversary of the grant. The human resource and compensation committee reserves the right to determine when the participant's options become exercisable within the term of the option.

Expiry	Options expire after seven years. However, for options which are scheduled to expire during a corporate trading blackout period applicable to the particular option holder, the term of the option will not expire until the 10th business day following the expiry of the blackout period applicable to the particular option holder.

Exercise price	The exercise price for each common share is determined by the human resource and compensation committee at the time of grant, but is not less than the closing price of the common shares of the company listed on the TSX on the trading day preceding the day on which the option is granted.

Assignment	Options are not assignable.

Retirement or termination	Options already exercisable: Generally these options must be exercised within 60 days, subject to human resource and compensation committee discretion, as noted below.

 Options not yet exercisable: Generally any options will be automatically terminated, subject to human resource and compensation committee discretion, as noted below.

The human resource and compensation committee reserves the right to determine the extent to which any options may be exercised or cease to be exercisable. The maximum number of options whose exercisability may be accelerated at the discretion of the human resource and compensation committee in connection with the termination of employment of a participant is limited to no more than 10% of the common shares authorized for issuance under the Share Option Plan, Share Purchase Plan and Restricted Share Plan.

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Death	Any option held by the deceased at the date of death will become immediately exercisable, in whole or in part, by the deceased's estate for a period ending on the earlier of the expiration of 12 months and the expiration of the option period.

Change of control	All outstanding options vest and become exercisable immediately. Change of control includes, among other things:

 •  a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders;

 •  a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company; or

• the acquisition by any person, entity or group of persons or entities acting jointly resulting in any such person(s) or entity(ies) becoming a control person of the company.

Number of options under the plan	The number of options which may be issued under the Share Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Share Option Plan and cannot be increased without shareholder and regulatory approval.

For information on amendments which can be made to the plan, please see the "Additional equity compensation plan information" section beginning on page 96 and the "Plan amendments" section beginning on page 98.

Employee benefits and perquisites

Benefits and perquisites

Kinross provides all of its Canadian employees, including the NEOs, with a competitive benefits program including: medical and dental insurance for employees and their dependents; life, accidental death & dismemberment, and critical illness coverage; and income protection in case of disability. Employees can elect to purchase additional life and accidental death coverage at a reduced rate by paying additional premiums.

In addition to the benefits available to all Canadian employees, in 2018 members of the senior leadership team received the following benefits: additional life, accidental death & dismemberment, long-term disability, and critical illness insurance; home security services (tax paid by the company); and a car allowance (CEO only). All NEOs also participated in the benefit reimbursement plan, which provides for reimbursement of certain eligible expenses up to an annual maximum based on executive level, and is taxable to the executive. Where an executive is relocated on hire or promotion, he or she may also receive benefits which are greater than those generally available to other employees. The company covers the taxes associated with relocation benefits provided to employees at all levels.

These benefits and perquisites are comparable to those offered by companies in the comparator group, are taxable to the executive where required under applicable tax laws (subject to tax gross-ups in certain circumstances), and cease being provided to the executive upon termination, retirement, or death (see "Incremental payments on termination, retirement and death" on page 103 for further details).

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Employee share purchase plan

Under Kinross' Employee Share Purchase Plan (ESPP), employees, including NEOs who elect to participate, may contribute up to 10% of their annual base salary to the plan, with Kinross matching up to 50% of the employee contributions. At the end of each quarter, common shares are purchased or issued to the employee with a value equal to the total of the employee and company contributions.

The following are some key terms under the share purchase plan which apply to all shares purchased or issued under this plan:

Eligibility	Full-time and part-time employees, including officers, whether Directors or not, of the company or any designated affiliate.

Purchase price	Newly-issued treasury shares: The purchase price is the weighted average closing price for the twenty (20) consecutive trading days prior to the end of the quarter.

 Shares purchased on the open market: The average price paid for all shares purchased.

Trading prices are the prices of the company common shares on the TSX for participants employed by a Canadian entity, or on the NYSE for participants not employed by a Canadian entity.

Holding period	All shares acquired by participants under the plan are subject to a six month holding period.

Contribution changes	Employees can reduce, increase or suspend their contributions, with changes effective as of the beginning of the first calendar quarter following 60-days' notice. Employees may not make a change more than once within any six (6) month period.

Assignment	ESPP shares are not assignable.

Termination	Contributions which have not been used to purchase shares: Employee contributions are returned to the employee, and company matching contributions returned to the company.

Shares subject to the holding period: These shares are released to the employee after the expiry of the holding period.

Death, disability or retirement	In the event of death, total disability or retirement, ESPP shares will be distributed to the employee or the estate immediately.

Change of control	All shares subject to the holding period will be immediately deliverable to the participant. Employee contributions already withheld will be matched, with shares issued for the aggregate contribution.

Change of control includes, among other things:

 •  a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders;

 •  a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company; or

• the acquisition by any person, entity or group of persons or entities acting jointly resulting in any such person(s) or entity(ies) becoming a control person of the company.

Number of shares under the plan	The number of shares which may be issued under the ESPP in the aggregate and in respect of any fiscal year is limited under the terms of the ESPP and cannot be increased without shareholder and regulatory approval.

For further information on amendments which can be made to the plan, and which require shareholder approval, please see the "Additional equity compensation plan information" section beginning on page 96 and the "Plan amendments" section beginning on page 98.

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Retirement allowance

Executive retirement allowance plan

As part of its competitive total compensation package to attract and retain executives, and to assist executives in planning for retirement, Kinross provides an Executive Rretirement Allowance Plan (ERAP) for the senior leadership team. The benefits available to the senior executives under this plan are comparable to those offered by companies in the comparator group. Each of the NEOs participated in this plan in 2018 in lieu of any other retirement plan; participants in this plan are not eligible to participate under any other Kinross-sponsored retirement plan.

The following sets out the terms of the Executive Retirement Allowance Plan:

Company contributions	15% of base salary and short-term incentive target bonus, accrued quarterly, beginning on the executive's membership date, and continuing throughout the executive's employment, including during any severance period following a change of control. Following 60 months of continuous service of ERAP membership, the executive receives an additional 3% of base salary and short-term incentive target bonus accrued quarterly.

As security for all members of the ERAP, the company pays for the cost of an annual letter of credit in the amount of the total accrued benefits under the plan.

Membership and Eligibility	Membership date refers to the date the executive commenced employment or such other date as may be designated by the company (for example, upon promotion to the senior leadership team).

Employee contributions	None – the company covers all contributions and costs.

Interest	Interest is calculated and compounded on a monthly basis on the allocations to the ERAP using a rate equal to the average annual yield for Government of Canada bonds on the last day of the prior quarter.

Vesting	For executives who were members prior to May 1, 2015, benefits accrued in a month vest at the end of that month except for the additional 3% contribution which vests at a rate of 50% per month. For new executives who become members after May 1, 2015, all benefits vest at a rate of 50% at the end of each month. Following 96 months of continuous service as a member, benefits for all members are 100% vested, and vest in full at the end of the month in which they are accrued.

Benefit on termination	The accrued allocation and accumulated interest are paid out to the executive following the termination of his or her employment, including any eligible severance period. The executive may elect (prior to termination) to receive this amount as either a lump sum payable in one or two installments, or in consecutive monthly payments over a period of up to 18 months following his or her termination date. Interest continues to be added to the outstanding balance during any such payment period.

Benefit on death (before termination or retirement)	The accrued allocation and accumulated interest are paid out as a lump sum to the named beneficiary of the executive, or to the estate.

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2018 RESULTS

Assessing company performance

Setting appropriate company performance measures is a critical first step in achieving the objectives of our compensation programs. These performance measures:

•
help align executive interests with Kinross' long-term strategy and the interests of shareholders,

•
reinforce Kinross' operating performance and execution of strategic objectives, and

•
support pay for performance alignment in a way that is transparent and understood by all stakeholders.

This requires that we thoughtfully establish measures which reflect the key decisions executives make to deliver long-term value and measure items within the control of our executives.

The following summarizes our approach to establishing these measures:

As shown above, our SLT members are measured against certain key metrics which are aligned to the Four Point Plan, but are intended to reflect the critical role of these executives in directing and making strategic decisions for the company aligned to the long-term interests of shareholders without undue risk-taking. In developing these metrics, we first identified the key elements of our strategy – the key areas the executives must manage each year – and then determined an appropriate

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metric(s) to measure company success in each area. These strategic areas and the metrics identified to measure each are shown below:

Key strategic area	Rationale	Metric
Corporate responsibility	How the company acts with regard to health & safety, environment and community relations determines our 'license to operate', and thus could significantly impact our operations. This metric reinforces our responsibility to our employees and communities regarding safety and sustainability, and the requirement for senior leadership to set the tone for the organization.	Corporate responsibility performance metric: incorporates leading and lagging measures for health and safety, environment, and community relations, each of which determines about one-third of the total metric. In the case of a fatality, there is an automatic 5% deduction from the total company score.

Operational and financial performance	Annual operational performance determines financial success over the short- and long-term. Rather than measuring financial outcomes that are largely determined by gold price, the focus is on the two key drivers within the company's control that determine revenue and cash flow, namely production and cost.	Delivering against guidance: measures how well we deliver on our commitments to the market against the key publicly reported operational and financial metrics: production, all-in sustaining cost, and capital.

Total cost: supports a continued focus on managing our costs, which is critical to maintaining profitable operations in a volatile gold price environment.

Balance sheet	A strong balance sheet is critical to enable us to proactively manage our business and invest in both organic and inorganic growth projects. A strong balance sheet allows us to withstand industry cycle volatility.	Debt / Capitalization: measures our ability to repay debt, further access debt markets, and stay within our existing covenants. For 2019, our balance sheet performance will be measured using cash flow.

Shareholder returns	Inclusion of shareholder returns is intended to reinforce alignment with shareholders in the cash compensation that executives receive. The use of a relative measure helps mitigate against gold price volatility.	Relative total shareholder returns:measured over a one-year period, compared to our performance peer group.

Building for the future	A key responsibility of management is making capital allocation decisions for the long-term benefit of the company and shareholders. This metric is intended to assess the outcome of those capital allocation decisions, other strategic decisions, and to capture other items which affect the value of our assets and the company.	Deliver targeted strategic accomplishments: an assessment of performance on delivery on capital investments and key initiatives that are critical for advancing the company's organic growth agenda, reducing costs and continuing to position the company well for the future. May include increasing reserves, mine life extensions, M&A etc.

It is expected that the strategic areas considered in the measures will remain relatively constant from year to year (subject to a significant change in strategy); however, the metrics used to measure them may vary, and are aligned to the priorities and deliverables for each calendar year. For example, the metric for "Building for the future" is adjusted each year to align to the critical priorities in that year relating to delivering capital projects, achieving value from past investments / acquisitions, exploration, and other similar matters.

In addition to assessing company performance against these objectives, the board also considers the company's performance relative to our gold mining competitors. The assessment of company performance is not solely a formulaic process and judgment is exercised in determining the final multiplier.

Gold mining is a capital intensive business with long business cycles, therefore decisions made by executives in one year may impact future years. While our short-term incentive plan rewards executives based on performance in that year, the heavier weighting on the long-term incentives is intended to encourage executives to focus on making decisions that are in the long-term best interests of the company. Longer term company performance is measured in our restricted performance share unit plan, and through the share price as reflected in the realized value of the equity executives receive.

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2018 SLT measures

In early 2018 management and the board agreed to several priorities for the year:

–
Continuing to deliver the fundamentals:

•
Safely meeting or exceeding guidance

•
Driving cash flow through all operations

•
Maintaining a strong balance sheet – recognizing that capital expenditures are a planned investment in our future

–
Continuing to improve and grow, through:

•
A focus on project execution: delivering Tasiast Phase One and progressing Phase Two; Phase W at Round Mountain; Vantage Complex at Bald Mountain; advancing Gilmore at Fort Knox

•
Increased focus on government relations

•
Continuing to look for future production

The SLT measures noted above were appropriate to measure these priorities, with the actions related to "continuing to improve and grow" incorporated in the Targeted Strategic Accomplishments. However, to recognize the importance of this last measure especially in a year of significant capital investment, the human resource and compensation committee increased the weighting by 10%, from 20% to 30%, with an equal reduction in the weighting on the relative TSR component.

The following are the targets established for each of the SLT measures for 2018, along with performance results achieved, and the rating approved for that measure. Assessment of performance on each measure requires judgment and does not reflect a formulaic determination. Performance on each measure, and for the final company multiplier, can range from 0% to 150%, and the company multiplier determines approximately 60% of the short-term incentive payment for SLT members.

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Measure	Weighting	Target	Actual performance	Rating
Corporate responsibility performance metric	20%	Points out of 100: • Threshold: 80 points • Target: 88 points • Maximum: 97 points	89 points	105%

Delivering against guidance	15%	Performance against initial guidance on production (2.5 million ounces, +/- 5%), all-in sustaining cost(1) or AISC ($975 per ounce, +/- 5%), and capital ($1,075M): • Threshold: both production and AISC marginally miss guidance; capital over guidance • Target: both production & AISC are within guidance; capital in line or under guidance • Maximum: strongly beat guidance on both production & AISC, capital spend in line with or under guidance	Within initial guidance range on production and cost, and in line with guidance for capital	100%

Total cost	15%	Effectively managing costs (production cost before allocations, other operating cost and overhead): • Threshold: 4% over budget • Target: on budget • Maximum: 4% under budget	On budget	100%

Debt / Capitalization	10%	Ratio of Debt to Capitalization(2): • Threshold: 36.6% • Target: 23.6% • Maximum: 20.4%	Debt / Capitalization 22.9%	105%

Relative total shareholder returns (TSR)	10%	Relative ranking vs. performance peer group of 12 gold companies: • Threshold: 10th rank • Target: 6th rank • Maximum: 1st rank, positive absolute TSR TSR was measured from December 31, 2017 to December 31, 2018, using the 20-day volume weighted average share price at the start and end of the performance period	10th out of 13	50%

Deliver targeted strategic accomplishments	30%	An assessment of performance against five weighted key initiatives, with highest weighted items being: (a) delivery of Tasiast Phase One on time, on budget, and delivering expected benefits (max performance = 30%); and (b) cash flow at Paracatu, including assessing outcome of power plant acquisitions (max performance = 23%). In addition, bonus / penalty points could be assessed in four areas: M&A transaction; stakeholder engagement; people and organization; material change in value of asset. The total points were then calculated against the following:

 •  Threshold: 25% of maximum possible points

 •  Target: 50%

		• Maximum: >85%	Achieved 50% including: • Maximum performance for Russia reserves and life of mine extension • Above target performance for Paracatu cash flow • On target performance for Tasiast Phase One and Nevada projects (Round Mountain Phase W and Bald Mountain Vantage Complex) • Penalty points to recognize the impact of government relations challenges and disappointments at certain sites	100%

Total	100%			97%

1.
All-in sustaining cost per gold ounce sold is a non-GAAP measure and may not be comparable to measures used by other companies. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details, see Kinross' Management's Discussion and Analysis for the year ended December 31, 2018.

2.
Debt to capitalization is calculated as follows: net debt equals debt minus cash, while market capitalization is equal to common shareholder equity.

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In establishing the 2018 performance targets against the above measures, the human resource and compensation committee considered prior year targets and actual performance as well as expected 2018 performance and challenges, as follows:

•
Corporate responsibility performance measure: the 2018 target reflected a continuation of our trend of increasing this target. It was set at a level above the 2017 target, and roughly in line with 2017 actuals. This recognized that the company has already achieved a very high level of performance and that we want to incent maintaining such a level, while recognizing that in itself is a significant accomplishment.

•

Delivering against guidance: 2018 guidance included lower production and higher costs than 2017 actuals as a result of mine sequencing at several operations, anticipated lower grades at the Russia operations, the closure of Kettle River-Buckhorn, and the suspension of mining at Maricunga, as outlined in greater detail in the 2017 year end news release.

•

Total cost: the 2018 range was similar to that in 2017, with the target aligned to the 2018 budget.

•

Debt / Capitalization: this was a new measure for 2018 with targets aligned to the 2018 budget.

•

Relative TSR: there was no change to the targeted performance level for 2018.

•

Deliver targeted strategic accomplishments: as the projects / initiatives and the associated metrics included in this category vary substantially from year to year, the targeted number of points to be achieved may also vary. For 2018, the number of points required as a percentage of maximum points was the same as that established in 2017.

As outlined above, the company had a solid year:

•
Strong results on safety, the environment and community relations, including a recordable accident frequency rate that was the lowest in Kinross' history and considerably below the industry average;

•
Strong operational and financial performance, meeting guidance on production and costs for the seventh consecutive year although temporary operational challenges were experienced at certain mines that impacted results;

•
Continued balance sheet strength, ending the year with approximately $1.9 billion in total liquidity, even as we funded development projects and completed the acquisition of the two hydroelectric power plants in Brazil. In addition the company has no debt maturities until 2021, giving us the financial flexibility to fund our organic development projects;

•
Good progress on organic development projects and exploration, including:

•
Moroshka and Tasiast Phase One were both delivered essentially on time and on budget. At Tasiast, the site has been achieving excellent throughput and recovery;

•
Successful integration of two hydroelectric power plants in Brazil, which are supporting Paracatu to achieve lower cost of sales;

•
Round Mountain Phase W is on schedule and on budget, with the heap leach pad and vertical carbon-in-column plan expected to be commissioned in 2019;

•
Bald Mountain Vantage Complex is also proceeding well, with commissioning of the heap leach and processing facilities expected to begin in late Q1 2019;

•
Fort Knox Gilmore project was approved to proceed, which is expected to extend mining by six years, and as of year end was progressing well;

•
A feasibility study was initiated for the La Coipa restart and a scoping study for Lobo-Marte to potentially return to production in Chile;

•
The addition of 2.3 million ounces to proven and probable mineral reserve estimates to mostly offset depletion, and extending mine life at Kupol and Chirano;

•
Despite another good operational year and the progress on development projects, the share price was disappointing for all our shareholders. While Kinross along with all other gold companies were affected by the unfavourable movement in the gold price, our returns were not as strong as some of our peers. We do not believe this share price accurately reflects the value of the company relative to peers, or the operational performance; however, we also recognized it as a factor that is important to shareholders and therefore it was considered when assessing performance and determining compensation.

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The human resource and compensation committee thus assigned the ratings against the performance measures as shown above to reflect this performance. Overall, the committee felt that a company multiplier of 97% appropriately reflected the year.

Prior year performance assessments were as follows:

Year	Company performance multiplier
2013	110%

2014	95%

2015	100%

2016	107%

2017	118%

2018	97%

2018 compensation

In determining 2018 compensation, the human resource and compensation committee considered company performance as outlined above, as well as individual performance, the company's target of median position relative to external benchmarks, individual roles and responsibilities, internal equity, and other factors:

•
Short-term incentives were calculated as per the formula, using the company performance multiplier of 97%, and the individual performance multipliers outlined below. The total value of short-term incentives for named executive officers is down 14% in Canadian dollars. (For further information in the individual performance multipliers and final short-term incentive payments, see "Individual performance – Named executive officers" beginning on page 84).

•
Long-term incentives, in the form of equity, make up 50% or more of the total direct compensation awarded to senior leadership team members. The committee recognizes the importance of equity in aligning the interests of executives with those of shareholders, as an important incentive for future performance, and for retention. We believe this is particularly important in the mining industry, where decisions executives make in one year can affect the company and shareholder returns for a number of subsequent years. The value of the long-term incentives awarded to executives as part of their 2018 compensation also reflected 2018 performance, and as a result, the values awarded in Canadian dollars were generally about 10% lower than those awarded for 2017.

•
The total direct compensation package thus provided was intended to reflect a good operational year while also acknowledging some challenges, and the disappointing share price. Total compensation for NEOs was down about 8% in Canadian dollars when compared to 2017.

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2018 RPSU performance measures

Setting the RPSU performance measures is an important cornerstone in achieving the objectives of the long-term incentive program. Every year the human resource and compensation committee reviews the RPSU measures and associated weightings to ensure they continue to be aligned with our strategy and key performance drivers for the coming three years. They also review current best practices and consider shareholder feedback before approving the measures for a new grant.

Based on the four "Principles for Building Value" in the Kinross Way Forward, our focus is to select incentive measures which are aligned to long-term TSR performance and thus with shareholder interests. The RPSU measures used for the grants which vested in, were included in or were with respect to 2018 (grants made in 2015 through 2019) and the rationale for each is as follows:

Relative TSR (50% weighting)

As a direct link to the interests of shareholders, we assess relative TSR performance over three calendar years. We compare Kinross' performance to that of the companies in our performance peer group, made up solely of gold companies who face the same commodity cycle and are similar in size and complexity.

While both our RPSU and short-term incentive plans include relative TSR, the TSR measure in the RPSU plan is a longer-term measure covering three full calendar years, while that included in the short-term incentive plan is a one-year measure.

Production (25% weighting) and All-in Sustaining Cost (25% weighting)

We recognize that TSR represents shareholder value over time, but TSR alone has limited ability to incent behaviour as it is often affected by factors outside an executive's control. In a volatile commodity business, cash flow is an important performance metric, but is largely driven by gold price (a factor outside management's control). However two key inputs to cash flow that lie within management's control are production and all-in sustaining cost. Therefore 50% of the outcome on our RPSUs is determined based on these key operational metrics.

Since 2012, the targets for production and cost have been set on an annual basis and linked to our public guidance. Performance relative to target is assessed each year and a vesting percent determined for that year. The vesting percents for the three years are then averaged to determine the total vesting percent for that measure. When these annual goals are consistently met, the sustainable long-term performance of the Company is achieved.

Based on shareholders' feedback, we have reviewed and assessed possible alternative measures over the last number of years. In response to shareholder preference for longer-term measures and to align with best practice, effective for the 2019 grant (granted in February 2020), we will be moving from setting annual targets for production and cost to setting three year targets for these measures. We believe the shift to measuring longer-term performance in our RPSU plan thereby encouraging longer-term thinking, while maintaining the focus on our two critical business drivers, will reinforce sustainable performance and the creation of shareholder value.

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2018 RPSU performance goals

The number of RPSUs that vest is based on company performance relative to the targets established for each measure. If the threshold level of performance is not achieved, no RPSUs will vest for that component. The RPSUs included in 2018 compensation and granted in February 2019 will vest in February 2022 based on the schedule below:

Performance over three-year	Details	Percent of units that will vest

vesting period		Maximum 150%(1)	Target 100%		Threshold 0%
Relative total shareholder return (RTSR) ranking	Total Shareholder Return performance over the three calendar years ranked against the performance peer group, as follows: Agnico-Eagle; Anglogold Ashanti; Barrick; Eldorado; Gold Fields; Goldcorp; IAMGOLD; New Gold; Newcrest; Newmont; Yamana; S&P TSX Gold Index Performance of each peer company is assessed on the applicable U.S. stock exchange. The TSR for each company (including Kinross) and the index will be calculated for the three-year period, and Kinross' ranking within that group is determined (i.e. 1st, 2nd, etc.). The human resource and compensation committee has discretion to adjust the RTSR measure in the event of a material change in the companies included in the peer group during the three-year time frame.	1st to 2nd rank and positive absolute TSR	5th or 6th rank		11th rank

Production(2),(3)	Target is to meet production guidance for each calendar year. Multipliers are set annually by the human resource and compensation committee based on the target production level for the year. Final actual production will be adjusted from the figure disclosed in the company's consolidated financial statements for variances relative to guidance in the ratio of gold to silver price which is used to convert silver production to gold equivalent ounces. The human resource and compensation committee has discretion to adjust the production measure in the event of extraordinary circumstances.	+6%, and still within guidance on All-in sustaining cost	Midpoint of guidance range. (2019 guidance range is: 2.5 million gold equivalent ounces +/- 5%	)	-16%

All-in sustaining cost per gold ounce sold(2),(3)	Target is to meet all-in sustaining cost per gold ounce sold targets set for each calendar year. The calculation of all-in sustaining cost for RPSUs is consistent with the figure publicly disclosed as part of Kinross' annual guidance (except for adjustments noted below), and is calculated from: by-product cost plus G&A (excluding severance), Business Development, Other Operating Costs (not related to growth), Exploration Expense (excl. offsite exploration), sustaining capital and leases, and other capital (interest and exploration). Multipliers are set annually by the human resource and compensation committee based on the target level for the year.

	All-in sustaining cost per gold ounce sold will be adjusted from the figure disclosed in the company's consolidated financial statements for variances relative to guidance to the following material assumptions: gold price; oil price, inflation and foreign exchange.	-10%	Midpoint of guidance range. (2019 guidance range is: $995 +/- 5%	)	+20%

1.
Up to 200% based on the human resource and compensation committee discretion to recognize outstanding performance.

2.
All-in sustaining cost per gold ounce sold is a non-GAAP measure and may not be comparable to measures used by other companies. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details see Kinross' Management's Discussion and Analysis for the year ended December 31, 2018. The 2019 vesting schedules for production and all-in sustaining cost per gold ounce sold will also apply to the 2017 and 2016 grants.

3.
Production and all-in sustaining cost per gold ounce sold targets and vesting schedules for the remaining years of the 2018 grant will be established by the human resource and compensation committee early in the applicable calendar year.

In 2019, the production target of 2.5 million gold equivalent ounces (+/- 5%) is aligned to Kinross' 2019 public guidance and is in line with 2018 target and actual production.

The 2019 all-in sustaining cost target of $995 per ounce sold (+/- 5%) is aligned to Kinross' 2019 public guidance and is largely in line with 2018 all-in sustaining cost per ounce.

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The human resource and compensation committee has discretion to adjust performance measures in the event of extraordinary circumstances, and retains the right to modify the performance measures for future grants.

RPSUs vested in 2019

The RPSUs granted in 2016 with respect to 2015 (and included in 2015 compensation) vested in February 2019. For the second consecutive year, strong performance has resulted in above target vesting, with 113% of RPSUs vesting.

To date, eight grants of RPSUs have vested, with vesting levels ranging from 37% to 118%. The RTSR measure has been the most significant factor influencing that vesting level. All of our performance measures will vest at zero if the performance does not meet the threshold. For RPSUs that vested from 2012 through 2016, the company did not meet the threshold on the RTSR measure and the RTSR portion vested at 0%. The RTSR portion vested at 50% for the RPSUs that vested in 2017. And for the last two years, we have significantly improved our three-year TSR rank relative to our performance peer group and the RTSR portion has vested at 125%, contributing to the high RPSU vesting percents in 2018 and 2019.

The following table shows the vesting percents achieved on prior grants of RPSUs which vested from 2012 through 2019:

Compensation year	Year vested	Vesting %
2008	2012	37%

2009	2013	45%

2010	2014	58%

2011	2015	70%

2012	2016	67%

2013	2017	82%

2014	2018	118%

2015	2019	113%

To determine the vesting percent for RPSUs, we complete the following calculation:

  1.
  Assess performance and vesting percent for each performance measure:

  a.
  Relative TSR: As this is a three-year measure, performance is assessed once at the end of the three years. Actual performance is compared to our vesting schedule and the vesting percent is thus established for this metric.

  b.
  Production and All-in Sustaining Cost per gold ounce sold(3): As these are annual measures, at the end of each calendar year, the actual performance is compared to the targets set to determine the vesting percent for that year. At the end of the three year performance cycle, the three vesting percents determined for each measure are averaged to determine the overall vesting percent for that measure.

  2.
  A weighted average of the vesting percent for each of the measures applicable to that grant determines the overall percent to vest. Performance relative to targets, along with the resulting multipliers and weighted average, are reviewed and approved by the human resource and compensation committee. The final weighted average percentage is then multiplied by the number of units granted to establish the number of RPSUs that will vest.

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In line with that approach, the following outlines the calculation for the vesting of the RPSUs that vested in February 2019:

	Weighting	Target	Year	Guidance range	Actual performance	Rating	Final rating
Relative total shareholder return	50%	Three-year TSR ranking vs. 13 peers Threshold(1): 12th rank Target(1):6th rank Maximum(1): 1st and positive absolute TSR	2016-2018	n/a	Ranked 5th out of 14 (including Kinross)	125%	125%

Production (gold equivalent ounces)(2)	25%	Performance against guidance on production Threshold(1): 14-16% below midpoint of guidance Target(1): midpoint of guidance Maximum(1): 5-6% above midpoint of guidance	2016 2017 2018	2.7 – 2.9 million 2.5 – 2.7 million 2.38 – 2.63 million	0.4% below target 3% above target 2% below target	97% 118% 91% average	102%

All-in sustaining cost per gold ounce sold(3)	25%	Performance against guidance on AISC Threshold(1): 19-21% above midpoint of guidance Target(1): midpoint of guidance Maximum(1): 9-11% below midpoint of guidance	2016 2017 2018	$890 – $990 $925 – $1,025 $925 – $1,025	5% below target 3% above target 1% above target	76% 114% 105% average	98%

Weighted average							113%

1.
Performance below threshold results in 0% vesting on that component. Target performance results in 100% vesting, and maximum is 150% vesting (or up to 200% based on HRCC discretion).

2.
Production result is adjusted from the figures disclosed in the company's consolidated financial statements for variances relative to guidance in the ratio of gold to silver price which is used to convert silver production to gold equivalent ounces.

3.
All-in sustaining cost per ounce sold is adjusted from the figure disclosed in the company's consolidated financial statements for variances relative to guidance to the following material assumptions: gold price; oil price; inflation; and foreign exchange.

The human resource and compensation committee has discretion to adjust performance measures in the event of extraordinary circumstances, and retains the right to modify the performance measures for future grants. No discretion was exercised relating to these performance measures in 2018.

Share performance and NEO compensation

One of the principles of our executive compensation program is to align executive interests with Kinross' long-term strategy and those of shareholders. We accomplish this in a number of ways:

•
When granting equity to our executives, we do so primarily in the form of shares (rather than cash-settled equity),

•
We require executives to hold shares within our share ownership guidelines,

•
We include shareholder returns as a metric in our short-term incentive plan, such that a portion (currently 10%) of our executives' short-term incentives is determined based on our relative total shareholder returns,

•
The size of equity grants reported in the Summary compensation table considers shareholder returns,

•
More importantly, the final value of the equity realized by an executive is directly related to share price performance. When the share price drops between the time of grant and date the equity vests, the value vesting reflects the lower share price and can be significantly lower than the value granted and reported in the Summary compensation table,

•
Fifty percent of vesting on our RPSUs is determined by three-year relative total shareholder returns. For RPSUs which vested from 2012 through 2016, this resulted in the forfeiting of all shares associated with this measure due to weak performance, thus further aligning the experience of our executives to that of shareholders.

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The following performance graph shows the cumulative total shareholder return over the five-year period ended December 31, 2018 for common shares (assuming reinvestment of dividends) compared to the S&P/TSX Composite Index and the S&P/TSX Global Gold Index. The graph and the table below show what a $100 investment made in common shares, the S&P/TSX Composite Index or S&P/TSX Global Gold Index at the end of 2013 would be worth every year and at the end of the five-year period following the initial investment.

Cumulative total shareholder return

	2013	2014	2015	2016	2017	2018
Kinross Gold Corporation	100.00	70.11	53.98	90.11	116.56	94.62

S&P/TSX Composite Index	100.00	110.55	101.34	122.71	133.85	121.96

S&P/TSX Global Gold Index	100.00	89.36	77.71	114.81	112.52	105.34

Total shareholder returns for Kinross have declined cumulatively since 2013. This has reflected gold price movements over this period, as well as a number of other factors. Kinross underperformed the gold index in 2013 and 2014, however outperformed the index from 2015 through 2017 as Kinross shareholder returns rose by 75% from 2015 to 2017 compared to 36% for the index in the same time period.

From 2013 to 2018, NEO compensation was determined based primarily on company operational performance, which includes the items within the control of management. Total compensation for all NEOs was also affected by changes in senior leadership personnel. Total shareholder returns reflect many factors which are outside the control of management – such as commodity prices, perception of geopolitical risk, and broader market factors, as well as company performance, and management decisions. The human resource and compensation committee strives to balance operational performance, financial results, and market outcomes (such as total shareholder returns) when determining NEO compensation. In addition, the committee may also exercise discretion to reflect extraordinary events, prevailing circumstances, and market conditions.

The following are some of the ways in which compensation was aligned to total shareholder returns during this period:

•
2013 – Kinross' operational performance in 2013 was excellent. However, this year also saw a significant drop in the price of gold and all major gold companies including Kinross, saw a significant reduction in total shareholder returns. As a result, the company performance multiplier was reduced from a calculated result of 118% to 110% to reflect the low returns. Total NEO compensation was up from 2012 (a year which saw significant changes to the executive team including the appointment of our current CEO), reflecting full years in new roles for a number of executives and the strong operational performance offset by the share price performance.

•

2013-15 – 2013 was the first full year of the new executive team led by our current CEO, J. Paul Rollinson, and thus forms a good year for comparison to current compensation. Shareholder returns decreased from 2013 through 2015, and both CEO and aggregate NEO total compensation likewise decreased relative to the prior year in each of 2014 and 2015.

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•
2016 – In 2016 shareholder returns increased, as did CEO total compensation, while NEO total compensation decreased, in part due to changes in incumbents.

•

2017 – In 2017, shareholder returns were again positive and outperformed the gold index. In addition, Kinross had a very strong operational year, and delivered on a number of growth opportunities to create long-term value. As a result, CEO and NEO total compensation increased; however, 2017 CEO total compensation still remained just below 2013 total compensation (CAD$), and aggregate NEO total compensation remained 14% lower (in CAD$) than in 2013.

•

2018 – Shareholder returns were negative in 2018, and underperformed the gold index. In addition, operational performance, while good, was not as strong as in 2017. Therefore total compensation for the CEO decreased 9% over 2017 (in CAD$), and total compensation in aggregate for the NEOs decreased 8% (in CAD$).

As the summary above shows, the human resource and compensation committee has made a number of reductions in executive compensation to recognize share price performance and the impact that this has on shareholders. However, the committee believes that the strongest alignment between total shareholder returns and executive compensation is seen in the value of equity realized by executives over time. As the share price has fallen, not only has the compensation awarded decreased, but executives have experienced a significant loss in the value of their equity holdings, and have actually been able to realize only a fraction of the values reported in the Summary compensation table at time of grant. The following chart shows the values granted to our NEOs over the past five years, compared to the values realized (vested and/or exercised) and/or realizable (value at December 31, 2018 for equity which has not vested and/or been exercised). Over that period, these executives realized only 44% of the value of the equity granted. When the share price fell, executives saw losses in value on their shares. For example, as shown in the chart above, shareholders saw a decrease in the value of their shares between the end of 2013 and the end of 2018. Executives also experienced a significant loss during this period, as only 55% of the value of shares granted for 2013 were realized. On the other hand, when the share price increased, executives were able to realize greater value from their share awards. For example, executives realized 130% of the value of equity granted for 2014 as the share price rose significantly in 2016 and 2017. Over the five-year period shown, executives have experienced significant volatility in the values realized and realizable relative to the grant date value, with percent of equity realized and realizable for a given compensation year ranging from 55% through 130% over this period. As at December 31, 2018, based on the share price on that date, the executives could realize 83% of the value reported in the Summary compensation table. Also as at that date, they had lost a combined total of nearly CAD$8.3 million in equity value:

Compensation year(1)	Value granted (CAD$)(2)	Value vested & exercised (realized) (CAD$)(3)	% realized	Remaining value realizable (CAD$)(4)	Total realized & realizable (CAD$)	Total % realized or realizable	Value lost/(gained) (CAD$)(5)
2013	$10,077,641	$5,538,844	55%	$0	$5,538,844	55%	$4,538,797

2014	$9,925,024	$12,056,800	121%	$848,090	$12,904,890	130%	($2,979,865)

2015	$8,548,908	$2,283,512	27%	$5,209,211	$7,492,723	88%	$1,056,185

2016	$8,727,399	$913,524	10%	$5,119,532	$6,033,056	69%	$2,694,343

2017	$10,363,025	$0	0%	$7,397,343	$7,397,343	71%	$2,965,682

Total	$47,641,998	$20,792,680	44%	$18,574,176	$39,366,856	83%	$8,275,142

1.
The compensation year is the year for which the LTI was granted and included in the Summary compensation table. 2017 equity was granted in February 2018 with regard to 2017, and included in 2017 compensation.

2.
Value granted is the fair market value at time of grant, as would have been reported in the Summary compensation table for that compensation year.

3.
Value vested and exercised is the total value actually realized through December 31, 2018. It is calculated based on the values realized when the RSUs/RPSUs which were granted in that year later vested, based on the share price at date of vest (taxable compensation value), plus the value of options granted in that year which were later exercised (market value at point of exercise less the exercise price paid).

4.
Remaining value realizable is the theoretical remaining value for unvested / unexercised equity (as of December 31, 2018) based on the December 31, 2018 share price. It is calculated as the total of all RSUs and RPSUs (at target) granted in that year which have not yet vested, valued using the share price at December 31, 2018, plus the value of options granted in that year which have not yet been exercised (market value at December 31, 2018 less the exercise price).

5.
Value lost is calculated as value granted less total realized & realizable.

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CEO: value of equity realized vs. TSR

Realized pay also shows strong alignment to shareholder returns. The graph above shows how total compensation of the individual in the CEO role has been impacted by and is aligned with share price performance. The value of equity compensation on grant date (as reported in the Summary compensation table) and as realized by the executive (at time of vest or exercise), is graphed against cumulative and annual TSR. The equity granted to Mr. Rollinson decreased in 2014 and 2015 (as compared to the prior year), and again in 2018, in recognition of falling shareholder returns. Mr. Rollinson's 'take home' pay has been impacted significantly by the falling share price as the value of the realized pay has generally been substantially lower than the value granted, particularly in years where TSR was falling. As returns improved in 2016 and 2017, the value realized began to increase. In 2018, Mr. Rollinson's value realized reflects a benefit from the increase in share price since those awards were granted in 2015, 2016 and 2017, while the value granted is lower reflecting both operational and share price performance for the year. Over this period, Mr. Rollinson has realized a total of 48% of the value of the equity granted to him. Thus we believe that the most meaningful alignment between TSR and pay comes through that realized value of equity.

The following definitions have been applied in the graph above:

•
Equity value granted: Equity incentives valued at the accounting fair market value at time of grant (equals value which would have been reported in the Summary compensation table for that year).

•
Equity value realized: The total of the value of RSUs/RPSUs which vested in the year shown, based on the share price at date of vest (taxable compensation value), plus the value of options exercised in that year (market value at point of exercise less the exercise price paid). Unvested RSUs/RPSUs and unexercised options are excluded.

•
Cumulative TSR uses the same cumulative returns as shown on the five-year graph above (for Kinross shares on the TSX).

•
Annual TSR assumes the reinvestment of dividends, and reflects Kinross' total shareholder returns on the TSX for each calendar year.

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EXECUTIVE COMPENSATION

In 2018, both normalized total direct compensation (base salary plus short- and long-term incentives) and total compensation for NEOs decreased, by 16% and 17% (in U.S. dollars) respectively over 2017. This decrease includes the effect of the change in exchange rates; without the exchange rate impact, the decrease in total compensation would be 8%. This decrease is as a result of the lower individual and company performance ratings used in the short-term incentive and lower equity multipliers, reflecting a good year in 2018, but not as strong as 2017.

	Total compensation for NEOs (US$)	Normalized total direct compensation for continuing NEOs (US$)(1)	Total compensation for NEOs as a % of operating earnings(2),(3)	Total compensation for NEOs as a % of total equity(3)
2018(4)	14,433,318	12,848,785	7.20%	0.32%

2017(5)	17,144,800	15,415,197	4.79%	0.37%

Change (2017 to 2018)	-$2,711,482	-$2,566,412	2.41%	-0.05%

1.
Normalized total direct compensation reflects an estimate of full year total direct compensation (base salary, short- and long-term incentives) for all executives, based on their year-end salaries and responsibilities. In particular, it includes annualized compensation for executives with partial years of employment, or those with mid-year promotions. It excludes one-time payments, such as new hire grants, signing/retention bonuses, etc. For both 2017 and 2018, normalized total direct compensation is the same as the total direct compensation shown in the Summary compensation table.

2.
For the purposes of this table, total compensation is shown as a percentage of operating earnings before impairment charges, with the adjustments as follows:

	2018 (US$ millions)	2017 (US$ millions)
Operating earnings (loss)	200.5	336.5

Add back: impairment	–	21.5

Operating earnings before impairment charges	200.5	358.0

3.
Determined by dividing total compensation for NEOs by the operating earnings or total equity as appropriate.

4.
2018 compensation was paid in Canadian dollars and converted to U.S. dollars for purposes of this table using the exchange rate of CAD$1.00 = US$0.7330.

5.
Reflects compensation for NEOs as reported in the 2018 Management Information Circular.

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Individual performance – Named executive officers

J. Paul Rollinson – President and Chief Executive Officer

Mr. Rollinson joined Kinross in September 2008 as the Executive Vice-President, New Investments, and subsequently assumed the role of Executive Vice-President, Corporate Development. He was promoted to Chief Executive Officer in August 2012, and is now our President and Chief Executive Officer.

The following summarizes Mr. Rollinson's performance in 2018. Individual performance factors for the President and CEO are recommended by the human resource and compensation committee and approved by the board.

2018 Objectives	2018 Accomplishments
Strategy and capital decisions: Develop and refine company strategy in light of current conditions to deliver long-term value to shareholders. Make capital decisions in line with strategy, including:

 •  decisions on key projects / expansion opportunities;

 •  making decisions on possible acquisitions;

 •  determining the best allocation of resources to existing mines and future projects;

• maximizing the value of existing resources.	• Oversaw the acquisition of the Gerdau hydroelectric power plants in Brazil, the remaining 50% of the Bald Mountain joint venture zone to consolidate ownership of the property, and the remaining 50% of the La Coipa Phase 7 deposit to gain full ownership and related mining rights

 •  Completed Tasiast Phase One project essentially on time and on budget

 •  Led continued positive advancements on the Round Mountain Phase W and Bald Mountain Vantage Complex projects

 •  Delivered the Fort Knox Gilmore feasibility study with project execution on track

 •  Advanced the company's exploration strategy in Kupol-Dvoinoye, Chirano, and Bald Mountain

• Obtained an upgrade to our S&P rating from BB+ to BBB-, restoring an investment grade rating

External stakeholders: Effectively manage external stakeholders. Continue to enhance perception of company value. Build and maintain positive relationships with key governments and other stakeholders. Specific steps include:

 •  engaging with stakeholders regarding company strategy, direction, options and results;

 •  reinforcing key messages in the market;

 •  maintaining and continuing to enhance credibility with stakeholders;

 •  identifying and seeking out new investors as appropriate;

• maintaining effective working relationships with governments, environmental groups, and related stakeholders.	• Successfully completed shareholder engagement cycle; achieved Say on Pay result of 92.75%

 •  Held 110 investor meetings or events; interacted with representatives from 121 funds

 •  Hosted two successful mine tours at Fort Knox and Bald Mountain

 •  Government relations:

         •  Attended and spoke at both the St. Petersburg International Economic Forum (SPIEF) and the Foreign Investment Advisory Council (FIAC) in Russia

         •  Continued to advance government relations in Mauritania

         •  Oversaw the completion of the $300 million political risk insurance policy agreement for Tasiast with the Multilateral Investment Guarantee Agency (MIGA), a member of the World Bank Group

 •  Demonstrated continued commitment to responsible mining through the release of Kinross' 10th Corporate Responsibility Report

 •  Kinross received the 2018 Industry Mover Sustainability Award from RobecoSam; recognized in the Sustainability Yearbook six times through the Dow Jones Sustainability Index (DJSI), either as an index constituent, a Sector Mover, or as Bronze Class distinction

• Kinross Russia ranked first place in the annual environmental responsibility rating by the World Wildlife Fund Russia

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Leadership and culture: Successfully lead the company through challenging times, aligning the organization to current realities and the strategy:

 •  SLT: lead transition period with two new SLT members and changes in responsibilities; ensure effective interactions and team decision-making

 •  demonstrate leadership to the global organization through communication of company direction and challenges;

• maintain morale, and continue to reinforce Kinross values and culture.	• Provided leadership resulting in Kinross' industry-leading safety record

 •  Successfully launched the global Kinross People Commitments and Employee Value Proposition brand globally

 •  Kinross named as one of the Greater Toronto Area's Top Employers for 2019 by Mediacorp Canada Inc.

 •  Celebrated the 10th anniversary of Kinross' Living Our Values Awards

• Continued to advance development rotations of senior personnel to enhance succession planning and bench strength

Board interaction: Maintain a productive two-way relationship with the board, thereby assisting them in carrying out their obligations to shareholders, through:

 •  transparent communications;

• engaging the board at appropriate times for decision-making.	• Kinross was Top Mining Company and Top Gold Mining Company, and placed in Top 20, in The Globe and Mail's 2018 Board Games survey

• Supported transition of the new Board Chair and Chairs of the board's committees

2018 Performance and Compensation
Individual STI rating	93%

STI payment	$1,468,493

Total direct compensation	$5,470,674 – between the median and the 75th percentile of the comparator group; about the median of the TSX60

Pay mix	81% at-risk pay (equity + STI); 54% in equity; Equity mix includes 50% RPSUs, 30% RSUs, 20% Options

Total direct compensation

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Tony S. Giardini, Executive Vice-President and Chief Financial Officer

Mr. Giardini joined Kinross in December 2012, as the Executive Vice-President and Chief Financial Officer. In October of 2013, Mr. Giardini assumed responsibility for Information Technology (IT). Mr. Giardini will be leaving Kinross, and Ms. Andrea S. Freeborough has been appointed as the Chief Financial Officer effective May 1, 2019.

The following summarizes Mr. Giardini's performance in 2018 and the resulting compensation decisions, as recommended by the President and CEO and approved by the human resource and compensation committee, and the Kinross board of directors.

2018 Objectives	Mr. Giardini's objectives for 2018 included: managing liquidity and financing for the company including oversight of capital allocation decisions; managing credit rating relationships; overseeing the system for consolidated financial reporting; enhancing overall company reporting and control processes; providing oversight and leadership on IT.

2018 Accomplishments	Treasury:

 •  Obtained an upgrade to our S&P rating from BB+ to BBB-, restoring an investment grade rating.

 •  Completed a $300 million political risk insurance policy agreement for Tasiast with the Multilateral Investment Guarantee Agency (MIGA), a member of the World Bank Group

 •  Extended and optimized letter of credit and surety facilities, including Export Development Canada (EDC) facility

 •  Advanced project financing for Tasiast; signed mandate letters with EDC and International Finance Corporaton, and completed due diligence site visits

 •  Realized an incremental $4 million in revenue through excellent gold sales performance with average realized gold price of $2 per ounce above London PM fix (the average realized price excludes treatment and refining charges)

Financial planning and analysis / Financial reporting:

 •  Closely worked with operations to ensure that budgets for production, costs, capital, and G&A were met

 •  Supported cost control and efficiency initiatives in collaboration with operations at Paracatu

 •  Oversaw budgeting process to ensure plans were challenging but realistic

Tax:

 •  Actively managing various VAT and other tax matters in the jurisdictions in which the company operates

 •  Completed an assessment of the US tax reform

IT:

 •  Continued advancement of IT security posture

Leadership:

 •  Successfully prepared for and managed several leadership transitions, creating internal growth opportunities

Other noteworthy contributions:

 •  Actively engaged in tax, finance and accounting due diligence in all corporate development related activities

 •  Worked closely with the legal team to report on and enhance compliance

 •  Supported Tasiast Phase One, Round Mountain Phase W, and Bald Mountain Vantage Complex projects; participated in assessment of throughput alternatives for Tasiast Phase Two

2018 Performance Decisions	• Individual STI rating: 97% • STI payment: $483,487
• Total direct compensation: between the median and the 75th percentile of the comparator group, and about the median of the TSX60
• Pay mix: 77% at-risk pay (STI + equity); 54% in equity; equity mix includes 50% RPSUs, 30% RSUs, 20% Options

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Geoffrey P. Gold, Executive Vice-President, Corporate Development, External Relations and
Chief Legal Officer

Mr. Gold joined Kinross in May 2006, as Senior Vice-President and Chief Legal Officer. In 2008, he was promoted to Executive Vice-President and Chief Legal Officer. In the subsequent years, he took on responsibility for a number of additional portfolios, including human resources (from 2013 through 2015) and corporate office services (from 2013 through 2016), as well as corporate development, security, and global lands. In 2016, he assumed the role of Executive Vice-President, Corporate Development, External Relations and Chief Legal Officer, with responsibility for corporate development, government and investor relations, communications, security, global lands and legal.

The following summarizes Mr. Gold's performance in 2018 and the resulting compensation decisions, as recommended by the President and CEO and approved by the human resource and compensation committee, and the Kinross board of directors.

2018 Objectives	Mr. Gold's objectives for 2018 included: providing leadership to legal, corporate development, government relations, investor relations, and communications; leading and executing various corporate development transactions and/or opportunities; overseeing and implementing various global governance, compliance, and key litigation and regulatory initiatives; overseeing and leading management support on various board and board committee governance initiatives; overseeing the corporate secretarial, global lands and security functional areas.

2018 Accomplishments	Corporate Development (including greenfields exploration) and Strategy:

 •  Identified and reviewed numerous commercial transaction opportunities and oversaw various cross-functional teams in the review and execution of same through comprehensive due diligence, site visits and business valuations with the principal goal of enhancing shareholder value.

 •  Completed strategic transactions include:

         •  the acquisition of two hydroelectric power plants from Gerdau S.A. for US$253.7 million to secure long-term, low-cost power for the company's Paracatu gold mine; and

         •  the acquisition of the remaining 50% interest in the Bald Mountain Exploration Joint Venture from Barrick Gold Corporation for consideration including $15.5 million in cash and a 1.25% net smelter royalty giving the company 100% ownership of the largest private mining land package in the United States

         •  the acquisition of the remaining 50% of the La Coipa Phase 7 deposit the company did not already own to gain full ownership and related mining rights

 •  Strengthened the global greenfields exploration strategy in key jurisdictions, including the execution of various global greenfield transactions

 •  Enhanced the company's mine modeling approach; to enhance operational and financial forecasts, and facilitate recommendations to the board

External Relations (including government relations, investor relations and communications):

 •  Oversaw the development and implementation of an enhanced government engagement strategy to strengthen stakeholder relations, improve ability to pre-empt and manage issues more effectively and establish a mutually agreeable process to facilitate resolution of issues

 •  Oversaw and provided support on shareholder engagement program, AGM and investor presentations, meetings and conference calls, mine tours and relationships with sell-side analysts, key local community and project communications and media relations, and enhancement of disclosure materials, including digital communications and company's 25th anniversary

Legal (including governance, security and global lands):

 •  Provided counsel and leadership to maintain best in class corporate governance practices, including advising on board and board chair succession, leading review of key corporate policies, and revamping 360 degree review and board evaluation questionnaires

 •  Received highest "Board Games" governance ranking to date of 19 (up 13 rankings from 32 in 2017), and was the best ranked mining company

 •  Continued to oversee various key litigation matters and regulatory matters and progressed several matters towards resolution

 •  Provided legal leadership on key transactions including the acquisition of two power plants in Brazil and the buy-out of our joint venture partners at La Coipa phase 7 and Bald Mountain

 •  Supported global security initiatives to enhance current procedures, practices, and policies in place and to mitigate security risks

Leadership:

 •  Advanced succession plans for key direct reports and advanced development for key senior personnel

2018 Performance Decisions	• Individual STI rating: 93% • STI payment: $685,297
• Total direct compensation: about or above the 75th percentile of the comparator group, but below the median relative to the TSX60
• Pay mix: 78% at-risk pay (STI + equity); 50% in equity; equity mix includes 50% RPSUs, 30% RSUs, 20% Options

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Lauren M. Roberts, Senior Vice-President and Chief Operating Officer

Mr. Roberts joined Kinross in April 2004 as Operations Manager, Kettle River. He was promoted to the role of Vice-President and General Manager of Kettle River in 2006, and subsequently assumed other more senior positions leading to the role of Regional Vice-President, Americas. In January 2016, he assumed the role of Senior Vice-President, Corporate Development in our Toronto office. He began transitioning into the role of Senior Vice-President and Chief Operating Officer in November 2016 and formally assumed the role effective January 1, 2017.

The following summarizes Mr. Robert's performance in 2018 and the resulting compensation decisions, as recommended by the President and CEO and approved by the human resource and compensation committee, and the Kinross board of directors.

2018 Objectives	Mr. Roberts' objectives for 2018 included: maintaining strong performance on Kinross' "First Priorities" of safety, environment and community relations; delivering operational guidance on production, cost and sustaining capital; continuing to progress life of mine extensions and continuous improvement; and making certain appropriate leadership is in place at all operations.

2018 Accomplishments	Delivered First Priorities:

 •  Total Reportable Incident Frequency Rate (TRIFR) and Severity improved from prior year with Kinross achieving its lowest TRIFR in its history; critical controls workshops have begun to be held at each site; and high potential reporting system has been implemented

 •  Granted permits for various projects in La Coipa, at Fort Knox, and the Bald Mountain refinery; renewed Paracatu operating license; and addressed tailings capacity at Chirano

 •  No significant environmental excursions, reportable safety incidents, or community issues

Delivered operational guidance:

 •  Significant cost and production outperformance at Bald Mountain and Maricunga; minimized highwall incident impact which resulted in overall solid performance at Round Mountain

 •  Excellent year at Paracatu with increased throughput and recovery, well-executed drought mitigation measures and procedures, and successful negotiation of collective labour agreement. Paracatu's continuous improvement and cost reduction initiative is also proceeding well against target

 •  Successful ramp up of performance for Tasiast Phase One; achieved record quarterly production in Q4 2018

 •  Well-executed cost control and productivity initiatives are enabling mine life extensions at Chirano

 •  Continued to advance progress in Russia, which is ahead on production and cash flow; Moroshka has been commissioned; and Dvoinoye Zone 1 development is on schedule

Leadership:

 •  Successfully transitioned senior leaders into two regional roles, as well as in two site roles, with no loss of performance

 •  Continued advancement of succession planning for key internal roles, and identified next cadre of operational leaders in order to initiate development planning for them

Other noteworthy contributions:

 •  Successfully completed the process culminating in the transfer of Federal to State Lands, to enable the Fort Knox Gilmore expansion project, which is expected to extend its mine life to 2030

2018 Performance Decisions	• Individual STI rating: 95% • STI payment: $304,094
• Total direct compensation: above the median of the comparator group but about or below the 25th percentile of the TSX60
• Pay mix: 72% at-risk pay (STI + equity); 51% in equity; equity mix includes 50% RPSUs, 30% RSUs, 20% Options

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Paul B. Tomory, Senior Vice-President and Chief Technical Officer

Mr. Tomory joined Kinross in 2008 as Director, Business Optimization, and was promoted to VP, Operations Strategy in March 2009. He took on increasing responsibilities in the following years and in February 2012 was promoted to Senior Vice-President, Operations Strategy. Most recently in January 2017 he was appointed to the senior leadership team in the newly created role of Senior Vice-President and Chief Technical Officer, with responsibility for capital projects and the technical aspects of our operations, including strategic business planning, continuous improvement, technical services, supply chain and energy.

The following summarizes Mr. Tomory's performance in 2018 and the resulting compensation decisions, as recommended by the President and CEO and approved by the human resource and compensation committee, and the Kinross board of directors.

2018 Objectives	Mr. Tomory's objectives for 2018 included: providing leadership and senior direction to each phase of capital project execution for all major projects with particular focus on Tasiast; delivering project studies from scoping through to feasibility that appropriately balance risk and return; providing oversight and leadership for technical services; providing assurance of reserves and resources; providing support and technical guidance for due diligence efforts; leading global brownfield exploration; overseeing Kinross' annual strategic business planning cycle; providing oversight and leadership for Kinross' global continuous improvement program, as well as the supply chain and energy strategy functions.

2018 Accomplishments	Capital Projects and Studies:

 •  Completed construction of the Tasiast Phase One project essentially on budget and on schedule. Project delivered without a lost time incident with 3.4 million hours worked

 •  Successfully paused the Tasiast Phase Two project, while maintaining execution readiness and shifting technical resources to assessing alternate and more capital efficient throughput scenarios

 •  Continued to advance the Round Mountain Phase W project, on budget and on schedule, with pre-stripping ahead of plan

 •  Continued to advance the Bald Mountain Vantage Complex project, and mitigated challenges to remain on schedule

 •  Delivered the Fort Knox Gilmore project feasibility study, resulting in project execution approval by the board and the addition of 2.1 million ounces of estimated mineral reserves; project progressing on budget and on schedule, with initial ore expected in 2020

 •  Initiated studies for the La Coipa Restart (feasibility study) and Lobo-Marte (scoping study) projects, with the objective of a potential return to production in Chile, leveraging synergies between the two projects

Supply chain:

 •  Continued advancement of strategic procurement initiatives including locking in longer-term agreements with strategic suppliers, to ensure security of supply and to mitigate severity of cost inflation pressure

Leadership:

 •  Successful talent rotation opportunities identified and executed in order to produce well rounded leaders in technical fields and to increase internal technical capabilities

Exploration and mine life extensions:

 •  Successfully advanced company's brownfield exploration and mine optimization strategy, with notable ounce additions from exploration and engineering at:

         •  Kupol-Dvoinoye: added 288k Au oz and 2.6 million Ag oz to mineral reserves, 39 Au koz to Measured and Indicated resources and 368 Au koz to Inferred resources, with the result of a mill life extension to late 2023

         •  Chirano: added 54 Au koz to mineral reserves, 19 Au koz to Measured and Indicated resources and 173 Au koz to Inferred resources, with the result of a mill life extension to 2021

         •  Bald Mountain: Added 248 Au koz to inferred mineral resources

Other noteworthy contributions:

 •  Completed the Paracatu Asset Optimization Project, leading to better grade control practices, a more robust long-term mine plan and optimized process plant operations

 •  Completed numerous full scale technical due diligence projects in collaboration with corporate development and several smaller scale efforts

 •  Initiated productivity improvement and cost reduction initiatives at Paracatu and Tasiast to enhance operating cash flow

 •  Launched the company's Innovation function, focused on assessing and implementing innovations in mine technology, and integrated into the overall continuous improvement program

2018 Performance Decisions	• Individual STI rating: 100%

 •   STI payment: $269,927
•   Total compensation: about the median relative to the comparator group, but about or below the 25th percentile relative to the TSX60, with limited appropriate market benchmarks
• Pay mix: 73% at-risk pay (STI + equity); 53% in equity; equity mix includes 50% RPSUs, 30% RSUs, 20% Options

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Individual performance multipliers for each NEO were determined based on these accomplishments. The following table outlines the calculations which resulted in the short-term incentives given to each executive:

Named Executive Officer	Title	Company results × 60% weight	+	Individual results × 40% weight	=	Total performance multiplier	x	2018 actual target for purposes of calculating STI	=	Calculated 2018 STI (US$)(1)
J. Paul Rollinson	President and CEO	97%		93%		95%		150%		1,468,493

Tony S. Giardini	EVP and Chief Financial Officer	97%		97%		97%		100%		483,487

Geoffrey P. Gold	EVP, Corporate Development, External Relations & Chief Legal Officer	97%		93%		95%		140%		685,297

Lauren M. Roberts	SVP and Chief Operating Officer	97%		95%		96%		75%		304,094

Paul B. Tomory	SVP and Chief Technical Officer	97%		100%		98%		75%		269,927

1.
Values are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of CAD$1.00 = US$0.7330.

These short-term incentive payouts were recommended by the human resource and compensation committee and approved by the board.

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KEY SUMMARY TABLES

Summary compensation table(1)

The following table provides information for the year ended December 31, 2018 regarding the annual compensation paid to or earned by the company's CEO, the Chief Financial Officer, and the three other most highly compensated executive officers whose total salary and short-term incentives exceeded $150,000 for the year 2018 (the named executive officers, or NEOs).

Compensation for the NEOs is paid in Canadian dollars, and reported in the table and associated footnotes in U.S. dollars (except as otherwise noted). Compensation may vary year-over-year based on the change in currency exchange rates.

Name and	Non-equity incentive

Principal Position	Year	Salary	Share-based Awards(2)(4)	Option-based Awards(3)(4)	Annual Incentive Plans(5)	Long-term Incentive Plans	Pension Value(6)	All Other Compensation(7)	Total Compensation

		(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
J. Paul Rollinson	2018	1,026,200	2,380,785	595,196	1,468,493	n/a	461,790	224,644	6,157,108

President and CEO	2017	1,115,940	2,901,443	725,361	1,854,692	n/a	502,173	243,642	7,343,251

	2016	968,240	2,517,425	629,356	1,533,693	n/a	435,708	212,482	6,296,904

Tony S. Giardini	2018	498,440	937,068	234,267	483,487	n/a	179,438	90,336	2,423,036

Executive Vice-President	2017	542,028	1,127,418	281,855	633,089	n/a	165,319	97,948	2,847,656

& Chief Financial Officer	2016	484,120	1,006,970	251,742	511,231	n/a	145,236	96,107	2,495,406

Geoffrey P. Gold	2018	513,100	944,104	236,026	685,297	n/a	230,895	73,266	2,682,688

Executive Vice-President	2017	557,970	1,144,635	286,159	864,248	n/a	251,086	92,328	3,196,426

Corporate Development, External	2016	506,464	992,670	248,167	748,757	n/a	227,909	74,420	2,798,387
Relations & Chief Legal Officer

Lauren M. Roberts	2018	421,475	606,924	151,731	304,094	n/a	110,636	64,222	1,659,083

Senior Vice-President	2017	458,332	733,332	183,333	380,874	n/a	120,311	92,273	1,968,456

& Chief Operating Officer	2016	409,640	435,243	76,808	382,580	n/a	0	107,717	1,411,987

Paul B. Tomory	2018	366,500	580,536	145,134	269,927	n/a	96,208	53,098	1,511,403

Senior Vice-President	2017	398,550	701,448	175,362	349,130	n/a	104,621	59,901	1,789,012

& Chief Technical Officer	2016	284,805	290,501	51,265	148,668	n/a	61,945	18,620	855,805

1.
Compensation is paid in Canadian dollars and was converted to U.S. dollars for purposes of this table using the following U.S. dollar exchange rates for CAD$1.00: 2018 – 0.7330; 2017 – 0.7971; 2016 – 0.7448.

2.
Amounts shown represent restricted share units (RSUs) and restricted performance share units (RPSUs) granted in February of the year following the year shown as part of the annual compensation package of each NEO valued at the date of the grant, plus any one-time awards granted during the year. The grant date fair value in the "Summary compensation table" is the same as the accounting fair value recorded by the company at the time of grant. In accordance with under International Financial Reporting Standards (IFRS), the fair value is expensed over the vesting period based on the number of RSUs and RPSUs estimated to vest. The fair value for RSUs is based on the market price of the common shares on the TSX at the market close on the last trading day immediately preceding the date of the grant. For RPSU awards granted, in accordance with IFRS and the requirement to fair value the RPSUs, the market and non-market-based performance condition components of the RPSUs are separately fair valued to determine the fair value of the RPSUs as a whole. For the market-based condition (i.e. relative total shareholder returns), Kinross has utilized a Monte Carlo model because it is considered to be the most appropriate method available to fair value such share-based payment awards with market-based conditions. The non-market-based performance condition components are valued in the same manner as the RSUs. Underlying assumptions used in fair valuing the RPSUs and included in NEO compensation are as follows:

Assumption	February 18, 2019	February 19, 2018	February 20, 2017	February 15, 2016
Share price (CAD$)	4.59	4.95	5.06	4.17

Kinross beta versus the peer group	1.096	1.250	1.270	1.162

Average peer group volatility	43.40%	48.70%	50.00%	49.40%

Kinross volatility	44.10%	58.50%	61.50%	56.90%

Risk-free interest rate	2.50%	2.38%	1.48%	0.89%

Fair value of RPSU (CAD$/RPSU)	4.55	4.92	5.32	4.47

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  Grants made in February 2016 with respect to performance in 2015 which are not included in the "Summary compensation table" were valued as follows: Mr. Rollinson $2,242,929, Mr. Giardini $969,306, Mr. Gold $966,878, Mr. Roberts $489,021, and Mr. Tomory $320,752. For more details on these plans, including the treatment for the RSUs of any dividends payable on common shares, see the information under "Restricted share units" on page 64, and "Restricted performance share units" on page 65.

3.
Amounts shown represent the grant date fair value of the options granted in February of the year following the year shown as part of the annual compensation package of each NEO plus any one-time awards granted during the year. Option grants made to the NEOs in February 2016 with respect to performance in 2015 which are not included in the "Summary compensation table" had the following values: Mr. Rollinson $560,732, Mr. Giardini $242,327, Mr. Gold $241,720, Mr. Roberts $86,298, and Mr. Tomory $56,603. Due to the straightforward nature of the options granted and the fact that it is a commonly used model, the Black-Scholes option pricing model was used to estimate the fair value of the options at the grant date. The grant date fair value used in the "Summary compensation table" is the same as the accounting fair value recorded by the company at the time of grant. For accounting purposes, the fair value is expensed over the vesting period based on the number of options estimated to vest. Upon vesting, and until their expiry, the options may or may not be in the money depending on the common share price during that period at times when the executive is not restricted from trading under the company's insider trading policy and/or applicable securities laws. Underlying assumptions used in fair valuing the options granted and included in NEO compensation are as follows:

Assumption	February 18, 2019	February 19, 2018	February 20, 2017	February 15, 2016
Share price (CAD$)	4.59	4.95	5.06	4.17

Expected dividend yield	0.00%	0.00%	0.00%	0.00%

Expected volatility	44.8%	47.5%	49.3%	56.9%

Risk-free interest rate	1.80%	2.08%	1.11%	0.56%

Expected option life	4.5 years	4.5 years	4.5 years	4.5 years

Fair value per stock option granted (CAD$ /option)	1.79	2.05	2.09	1.92

  See the information under "Stock options" on page 66 for more details.

4.
The following shows the breakdown in value between RSUs and RPSUs included in compensation each year, and the numbers of units granted for RSUs, RPSUs and options. The number of RPSUs to vest can range from 0% to 150% of units granted based on company performance (or up to 200% based on HRCC discretion). For 2018, RSUs made up 30% of each NEO's long-term incentive award, and are 50% cash-settled and 50% equity-settled.

Executive				Share-based awards				Number of units awarded

	Year included in compensation	Grant date	RSUs	RPSUs	Total	Option-based awards	RSUs	RPSUs (at target)	Options

			(US$)	(US$)	(US$)	(US$)	(#)	(#)	(#)
J. Paul Rollinson	2018	February 18, 2019	892,794	1,487,991	2,380,785	595,196	265,360	446,154	453,050

	2017	February 19, 2018	1,088,041	1,813,402	2,901,443	725,361	275,758	462,399	444,185

	2016	February 20, 2017	944,034	1,573,390	2,517,425	629,356	250,495	397,311	404,268

Tony S. Giardini	2018	February 18, 2019	351,400	585,667	937,068	234,267	104,445	175,605	178,319

	2017	February 19, 2018	422,782	704,636	1,127,418	281,855	107,152	179,675	172,598

	2016	February 20, 2017	377,614	629,356	1,006,970	251,742	100,198	158,925	161,708

Geoffrey P. Gold	2018	February 18, 2019	354,039	590,065	944,104	236,026	105,229	176,924	179,658

	2017	February 19, 2018	429,238	715,397	1,144,635	286,159	108,788	182,419	175,234

	2016	February 20, 2017	372,251	620,419	992,670	248,167	98,775	156,668	159,411

Lauren M. Roberts	2018	February 18, 2019	227,597	379,328	606,924	151,731	67,648	113,737	115,495

	2017	February 19, 2018	274,999	458,332	733,332	183,333	69,697	116,870	112,267

	2016	February 20, 2017	256,025	179,218	435,243	76,808	67,935	45,256	49,338

Paul B. Tomory	2018	February 18, 2019	217,701	362,835	580,536	145,134	64,706	108,792	110,473

	2017	February 19, 2018	263,043	438,405	701,448	175,362	66,667	111,789	107,386

	2016	February 20, 2017	170,883	119,618	290,501	51,265	45,343	30,206	32,931

5.
Amounts shown reflect short-term incentive awards made to each NEO to recognize their accomplishments in the year, plus any one-time cash bonuses. The 2016 figures for Mr. Roberts include retention bonuses in the amount of $186,259. Additional details regarding company and individual performance measures and results which were considered in determining their short-term incentive awards are provided on pages 72 to 75 and pages 84 to 90 of this circular. The short-term incentive plan is described on page 62.

6.
This column includes compensatory contributions made to each NEO's executive retirement allowance plan. Further details regarding the executive retirement allowance plan can be found on page 69. For Mr. Tomory, the 2016 value reflects contributions made by the company to the Canadian retirement plan (a non-SLT plan).

7.
This column includes incremental costs to the company for perquisites provided to the NEOs, including reimbursements made under the benefit reimbursement plan; car allowance (CEO only); legal fees related to employment agreements; insurance premiums associated with additional life, accidental death & dismemberment, long-term disability, and critical illness insurance; and home security services (including the cost of related taxes for each NEO). Further details relating to benefits and perquisites can be found beginning on page 67. In addition to perquisites, the figures in this column include the value of the company match for the employee share purchase plan, as outlined on page 68, and in the case of Mr. Roberts, a one-time payment in lieu of contributions to

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  the Canadian retirement plan in 2016. In 2018, perquisites which represented more than 25% of the total perquisite value for each NEO were as follows, rounded to the nearest whole percent and dollar, respectively:

Name	Type of perquisite	Value (US$)	% of total perquisites
J. Paul Rollinson	Additional disability coverage	61,257	35%

	Benefit reimbursement plan	54,975	32%

Tony S. Giardini	Benefit reimbursement plan	43,980	67%

Geoffrey P. Gold	Benefit reimbursement plan	44,096	60%

Lauren M. Roberts	Benefit reimbursement plan	43,980	68%

Paul B. Tomory	Benefit reimbursement plan	43,980	83%

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Outstanding share-based awards and option-based awards

The following table provides details regarding the outstanding restricted share units (including restricted performance share units) and options granted to the NEOs as of December 31, 2018:

	Option-based awards					Share-based awards – As of December 31, 2018

Name	Grant date	Number of securities underlying unexercised options	Option exercise price(1)	Option expiration date(2)	Value of unexercised in-the- money options(3)	Number of shares or units of shares that have not vested(4)	Market or payout value of share- based awards that have not vested(1),(5)	Market or payout value of vested share-based awards not paid out or distributed

		(#)	(US$)		(US$)	(#)	(US$)	(US$)
J. Paul Rollinson	February 21, 2012	196,769	7.97	February 21, 2019	0

	September 17, 2012	146,384	7.32	September 17, 2019	0

	February 19, 2013	455,318	5.89	February 19, 2020	0

	February 24, 2014	538,567	4.27	February 24, 2021	0

	February 13, 2015	738,940	2.73	February 13, 2022	362,901	1,886,560	6,084,536	0

	February 15, 2016	404,577	3.06	February 15, 2023	68,208

	February 20, 2017	404,268	3.71	February 20, 2024	0

	February 19, 2018	444,185	3.63	February 19, 2025	0

Tony S. Giardini	December 3, 2012	87,963	7.37	December 3, 2019	0

	February 19, 2013	14,043	5.89	February 19, 2020	0

	February 24, 2014	282,693	4.27	February 24, 2021	0

	February 13, 2015	268,975	2.73	February 13, 2022	132,096	764,974	2,467,194	0

	February 15, 2016	174,843	3.06	February 15, 2023	29,477

	February 20, 2017	161,708	3.71	February 20, 2024	0

	February 19, 2018	172,598	3.63	February 19, 2025	0

Geoffrey P. Gold	February 21, 2012	141,374	7.97	February 21, 2019	0

	February 19, 2013	224,653	5.89	February 19, 2020	0

	February 24, 2014	305,928	4.27	February 24, 2021	0

	February 13, 2015	100,496	2.73	February 13, 2022	49,355	765,516	2,468,944	0

	February 15, 2016	174,405	3.06	February 15, 2023	29,403

	February 20, 2017	159,411	3.71	February 20, 2024	0

	February 19, 2018	175,234	3.63	February 19, 2025	0

Lauren M. Roberts	February 21, 2012	42,943	7.97	February 21, 2019	0

	August 13, 2012	55,632	5.99	August 13, 2019	0

	February 19, 2013	62,263	5.89	February 19, 2020	0

	February 24, 2014	87,986	4.27	February 24, 2021	0

	February 13, 2015	91,444	2.73	February 13, 2022	44,909	379,474	1,223,881	0

	February 15, 2016	62,266	3.06	February 15, 2023	10,497

	February 20, 2017	49,338	3.71	February 20, 2024	0

	February 19, 2018	112,267	3.63	February 19, 2025	0

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	Option-based awards					Share-based awards – As of December 31, 2018

Name	Grant date	Number of securities underlying unexercised options	Option exercise price(1)	Option expiration date(2)	Value of unexercised in-the- money options(3)	Number of shares or units of shares that have not vested(4)	Market or payout value of share- based awards that have not vested(1),(5)	Market or payout value of vested share-based awards not paid out or distributed

		(#)	(US$)		(US$)	(#)	(US$)	(US$)
Paul B. Tomory	February 21, 2012	19,475	7.97	February 21, 2019	0

	August 13, 2012	55,632	5.99	August 13, 2019	0

	February 19, 2013	34,755	5.89	February 19, 2020	0

	May 24, 2013	31,211	4.41	May 24, 2020	0

	February 24, 2014	44,873	4.27	February 24, 2021	0	306,030	987,010	0

	February 13, 2015	65,951	2.73	February 13, 2022	32,389

	February 15, 2016	40,841	3.06	February 15, 2023	6,885

	February 20, 2017	32,931	3.71	February 20, 2024	0

	February 19, 2018	107,386	3.63	February 19, 2025	0

1.
Option exercise prices and the values of share-based awards are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of CAD$1.00 = US$0.7330.

2.
Options expire after seven years.

3.
Based on the common share price on the TSX on December 31, 2018 of CAD$4.40, less the option exercise price.

4.
Share-based awards that have not vested include all outstanding RSUs and RPSUs as of December 31, 2018. The calculation for outstanding RPSUs granted on February 15, 2016 (for the 2015 compensation year) uses 113% (actual vesting percentage) for the vesting of all units, and the calculation for outstanding RPSUs granted on February 20, 2017 and February 19, 2018 assumes the vesting of all units at target (100%).

5.
Based on the common share price on the TSX on December 31, 2018 of CAD$4.40.

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Incentive plan awards – value vested or earned during the year

The following provides details on the value of awards vested or earned during the year ended December 31, 2018:

Name	Option-based awards(1),(3) – Value vested during the year	Share-based awards(2),(3) – Value vested during the year	Non-equity incentive plan compensation(3) – Value earned during the year

	(US$)	(US$)	(US$)
J. Paul Rollinson	299,350	4,012,806	1,468,493

Tony S. Giardini	114,354	1,342,852	483,487

Geoffrey P. Gold	123,960	1,470,995	685,297

Lauren M. Roberts	39,429	537,197	304,094

Paul B. Tomory	27,642	375,515	269,927

1.
Based on the common share price on the TSX on the vesting date, less the option exercise price.

2.
Based on the common share price on the TSX on the vesting date.

3.
Value is in Canadian dollars and was converted to U.S. dollars for purpose of this table using the exchange rate of CAD$1.00 = US$0.7330.

The following table provides information relating to amounts received upon the exercise of options during the year ended December 31, 2018:

Name	Number of options exercised and sold	Grant price(1)	Share price on exercise date(1)	Value realized(1)

		(US$)	(US$)	(US$)
J. Paul Rollinson	0	n/a	n/a	0

Tony S. Giardini	0	n/a	n/a	0

Geoffrey P. Gold	0	n/a	n/a	0

Lauren M. Roberts	0	n/a	n/a	0

Paul B. Tomory	0	n/a	n/a	0

1.
Values are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of CAD$1.00 = US$0.7330.

Additional equity compensation plan information

The following table provides details of compensation plans under which equity securities of the company are authorized for issuance as of December 31, 2018(1):

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and RSUs(2),(6)	Weighted-average price of outstanding options, warrants and RSUs(3) CAD$	Number of securities remaining available for future issuance under equity compensation plans(4),(5)
Equity compensation plans approved by security holders	20,294,057	5.77	22,671,347

Equity compensation plans not approved by security holders	Nil	N/A	N/A

Total	20,294,057	5.77	22,671,347

1.
This table does not include options and RSUs granted in early 2019 prior to the date of this circular. Numbers of RSUs include RPSUs which are granted under the Restricted Share Plan.

2.
Represents the number of common shares reserved for issuance upon exercise of outstanding options (including options granted under acquired companies' plans) and RSUs.

3.
Since the RSUs do not have an exercise price, they are not factored in the weighted average price calculation. 7,949,883 RSUs were outstanding as of December 31, 2018.

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4.
Based on the maximum number of common shares reserved for issuance upon exercise of options under the Share Option Plan of 31,166,667 and under the Restricted Share Plan of 35,000,000.

5.
In addition, as at December 31, 2018, 510,546 common shares remained available for issuance under the Share Purchase Plan.

6.
Includes options outstanding pursuant to the Underworld Resources Inc. stock option plan assumed by the company in connection with the acquisition of Underworld Resources Inc. consisting of 117,145 options with a weighted average exercise price of CAD$8.21.

The following tables provide details of compensation plans under which equity securities of the company are authorized for issuance as of December 31, 2018:

	Restricted Share Plan		Share Option Plans						Share Purchase Plan

			Share Option Plan		Assumed Stock Option Plan(1)		Total Share Option Plans

	No.	% of Out- standing Shares	No.	% of Out- standing Shares	No.	% of Out- standing Shares	No.	% of Out- standing Shares	No.	% of Out- standing Shares
Maximum shares issuable	35,000,000	2.799	31,166,667	2.493	420,180	0.034	31,586,847	2.526	5,666,666	0.453

Shares issued to date	16,957,106	1.356	6,871,849	0.550	303,035	0.024	7,174,884	0.574	5,156,120	0.412

Shares issuable under outstanding awards	7,949,883	0.636	12,227,029	0.978	117,145	0.009	12,344,174	0.987	N/A	N/A

Shares available for future awards	10,093,011	0.807	12,067,789	0.965	N/A	N/A	12,067,789	0.965	510,546	0.041

1.
Option plan for Underworld Resources Inc.

Weighted average exercise price of all outstanding options under all plans:	CAD$5.77
Weighted average remaining term of all outstanding options under all plans:	3.07 years
Aggregate number of full-value awards that have not vested or earned	RSUs: 2,961,042 RPSUs: 4,988,841

Shares for issuance

	Restricted Share Plan	Share Option Plan	Share Purchase Plan
Maximum number of common shares reserved for issuance, as of December 31, 2017	35,000,000	31,166,667	5,666,666

Percent of common shares outstanding (approximate)	2.80%	2.49%	0.45%

Maximum number of common shares authorized for issuance to any one insider and such insider's associates under each plan within a one-year period	5% of the total common shares then outstanding		None

Maximum number of common shares reserved for issuance to any one person under each plan	5% of the total common shares then outstanding		None

Maximum number of common shares authorized for issuance to insiders, at any time, under all compensation arrangements of the company	10% of total common shares outstanding

Maximum number of common shares issued to insiders under all compensation arrangements of the company within a one-year period	10% of total common shares then outstanding

The following table sets out the overhang, dilution percentages in respect of options under the company's Share Option Plan for the fiscal years ended 2018, 2017, and 2016:

	2018	2017	2016
Overhang
the total number of options available for issuance, plus all options outstanding that have not yet been exercised, expressed as a percentage of the total number of issued and outstanding common shares of the company at the end of the fiscal year.	1.94%	1.97%	1.99%

Dilution
options issued but not exercised, expressed as a percentage of issued and outstanding common shares of the company at the end of the fiscal year.	0.98%	0.97%	0.99%

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The following table sets out the burn rate percentages in respect of equity securities under the company's Restricted Share Plan, Share Option Plan and Share Purchase Plan for the fiscal years ended 2018, 2017, and 2016

	Restricted Share Plan(1)			Share Option Plan			Share Purchase Plan(2)

	2018	2017	2016	2018	2017	2016	2018	2017	2016
Burn Rate
the number of awards granted each year, expressed as a percentage of the weighted average number of outstanding common shares of the company at the end of the fiscal year.	0.28%	0.26%	0.32%	0.16%	0.13%	0.15%	0%	0%	0%

1.
RPSUs are reflected at target (100%), RPSUs can vest from 0 to 150% (or up to 200% based on HRCC discretion).

2.
No shares were issued under the Share Purchase Plan in 2016, 2017 and 2018. Common shares were purchased from the market.

Plan amendments

Restricted Share Plan

Under the terms of the restricted share plan, shareholder approval is required for any amendment, modification or change that:

•
increases the number of common shares reserved for issuance under the restricted share plan, except in connection with a change of control or pursuant to the provisions in the restricted share plan which permit the human resource and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital,

•
extends eligibility to participate in the restricted share plan to non-employee directors,

•
permits restricted share rights to be transferred other than for normal estate settlement purposes,

•
permits awards, other than the restricted share rights, to be made under the restricted share plan,

•
reduces restrictions on the restricted period for restricted share rights granted under this plan except in the event of death, retirement, or termination of employment or upon a change of control, or

•
deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification, or change to remove or exceed the 10% limit on the number of common shares authorized for issuance, or issued, to insiders as a group.

Other amendments may be made without shareholder approval including amendments of a housekeeping nature, adjustments to outstanding RSUs in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, and changes to vesting provisions.

Share Option Plan

Under the terms of the share option plan, shareholder approval is required for any amendment, modification, or change that:

•
increases the number of common shares reserved for issuance under the share option plan, except in connection with a change of control or pursuant to the provisions in the share option plan which permit the human resource and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital,

•
reduces the exercise price of an option except in connection with a change of control or pursuant to the provisions in the plan which permit the human resource and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital,

•
extends the term of an option beyond the original expiry date, or permits the expiry of an option to be beyond ten years from date of grant,

•
extends eligibility to participate to non-employee directors,

•
permits stock option rights to be transferred other than for normal estate settlement purposes,

•
permits awards, other than the stock option rights, to be made under the share option plan,

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•
reduces restrictions on the exercisability of options granted under this plan except in the event of death, disability, retirement or termination of employment or upon a change of control, or

•
deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification, or change to remove or exceed the 10% limit on the number of common shares authorized for issuance, or issued, to insiders as a group.

Other amendments may be made without shareholder approval including amendments of a housekeeping nature, adjustments to outstanding options in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, changes to vesting provisions, and a change to the termination provisions of an option which does not involve an extension of the term of an option beyond its original expiry date.

Share Purchase Plan

Under the terms of the share purchase plan, shareholder approval is required for any amendment, modification, or change that:

•
increases the number of common shares reserved for issuance under the share purchase plan, except in connection with a change of control or pursuant to the provisions in the share purchase plan which permit the human resource and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital,

•
extends eligibility to participate in the share purchase plan to non-employee directors,

•
permits rights under the share purchase plan to be transferred other than for normal estate settlement purposes,

•
permits awards, other than the common shares, to be made under the share purchase plan, or

•
deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification, or change to remove or exceed the 10% limit on the number of common shares authorized for issuance to insiders, or issued to insiders, as a group.

Other amendments may be made without shareholder approval including amendments of a housekeeping nature, adjustments to outstanding shares under the share purchase plan in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, and changes to vesting provisions.

Pension and other benefit plans – Executive retirement allowance plan

In 2004, the company adopted the executive retirement allowance plan, the terms of which are described under "Retirement allowance" on page 69. The following is a table showing the accumulated value under the executive retirement allowance plan in 2018 for each NEO (sum of elements may vary slightly due to rounding)(1):

Name	Accumulated value at start of year	Compensatory	Non-compensatory	Accumulated value at year end

	(US$)	(US$)	(US$)	(US$)
J. Paul Rollinson	3,047,103	461,790	73,798	3,582,691

Tony S. Giardini	771,673	179,438	19,348	970,459

Geoffrey P. Gold	2,301,358	230,895	54,496	2,586,749

Lauren M. Roberts	111,770	110,636	3,692	226,098

Paul B. Tomory	97,194	96,208	3,212	196,614

1.
Retirement allowance values are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of CAD$1.00 = US$0.7330.

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Employment contracts

Upon hire or promotion, all members of the senior leadership team (SLT) enter into an agreement with the company relating to their employment (their employment agreement). The employment agreements set out the starting compensation terms for the executive, as well as additional terms and conditions of employment. Compensation, including the annual salary payable under each of these employment agreements, is reviewed and may be adjusted annually or as required, as outlined on page 61.

Compensation on termination of employment

Among other things, the employment agreements for each of the SLT members generally outline terms relating to termination of employment with the company.

The tables below outline the compensation payable to SLT members in the event of termination of employment without cause by the company, or the resignation by an executive following a material or detrimental alteration of the employee's position, a material reduction of salary or other specific adverse events for the NEO (a triggering event). The tables also outline the compensation to SLT members if the executive's employment is terminated or the executive is subject to a triggering event within 18 months of the change of control of the company, which includes, among other things:

•
a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by Kinross shareholders,

•
a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company,

•
the acquisition by any person, entity or group of persons or entities acting jointly acquiring 20% or more of the votes attached to securities of the company which may be cast to elect directors of the company or its successor,

•
dissolution, liquidation or winding up of the company, or

•
an event following which the company's nominees for the board of directors do not constitute a majority of the board of directors.

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In 2018, the following terms applied to all NEOs:

Provision	Termination without cause(1)	Termination following change of control
Lump sum severance payment equal to the aggregate of:	2 times:

 •  base salary, and

 •  the greater of the target and average bonus paid in the two prior fiscal years (or, if employed for less than two years, the previous year's bonus, or if none, the target bonus)
plus:

• the greater of the target and average bonus paid in the two prior fiscal years, prorated to the date of termination, in respect of the final year of employment.	3 times (or 2 times in the case of Mr. Tomory and Mr. Roberts):

 •  base salary, and

 •  the greater of the target and average bonus paid in the two prior fiscal years (or, if employed for less than two years, the previous year's bonus, or if none, the target bonus)
plus:

• the greater of the target and average bonus paid in the two prior fiscal years, prorated to the date of termination, in respect of the final year of employment.

Reimbursement for legal and financial counselling services:	up to CAD$10,000 (up to CAD$25,000 in the case of Mr. Rollinson)	up to CAD$10,000 (up to CAD$25,000 in the case of Mr. Rollinson)

Benefits:	continue for the ensuing 2 years or, alternatively, a lump sum payment in lieu of benefits equal to:

 •  for Mr. Giardini the estimated cost to the company of providing health, dental and life insurance benefits;

 •  for Mr. Gold, 30% of salary;

 •  for Mr. Roberts and Mr. Tomory, 20% of salary; and

• for Mr. Rollinson, a lump sum payment of CAD$500,000.	continue for 3 years (2 years for Mr. Tomory and Mr. Roberts) or, alternatively, a lump sum payment in lieu of benefits equal to:

 •  for Mr. Giardini, the estimated cost to the company of providing health, dental and life insurance benefits;

 •  for Mr. Gold, 30% of salary;

 •  for Mr. Roberts and Mr. Tomory, 20% of salary; and

• for Mr. Rollinson, a lump sum payment of CAD$750,000.

Executive retirement allowance plan (ERAP):	lump sum equal to the present value of 2 years of ERAP contributions.	lump sum equal to the present value of 3 years of ERAP contributions (2 years for Mr. Tomory and Mr. Roberts).

RSUs, RPSUs and options:	CEO: 50% of all outstanding RSUs and options, and 50% of all RPSUs which would otherwise have vested during the ensuing 2 years, would vest immediately on termination, and the balance on the first anniversary of termination, subject to potential forfeiture(2).

	Messrs. Giardini, Gold, Tomory and Roberts(3): all equity which would otherwise have vested during the ensuing 2 years will be permitted to vest in normal course (not accelerated); and the executives will be permitted to exercise vested options at any time from vest through the date which is the earlier of: (a) 60 days after the end of the severance period or (b) the expiry date based on the original term of the option. All such equity will remain subject to the recoupment policy.	All outstanding RSUs, RPSUs and options vest immediately and remain in effect until their normal expiry.

1.
All agreements for executives hired from 2011 forward include reduced provisions on termination where such termination occurs within the first six months after the date of hire.

2.
The RSUs, RPSUs and options scheduled to vest on the first anniversary may be forfeited if, prior to that vesting date, the board determines that the executive failed to act in the best interests of the company or deliberately engaged in illegal activity.

3.
In the case of Mr. Roberts and Mr. Tomory, the company may exercise its discretion to cancel the equity and pay a cash value in lieu of allowing the RSUs and RPSUs to vest.

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EXECUTIVE COMPENSATION

Termination of employment is always by written notice, and may be by the company, with or without cause, or by the resignation of the executive. Following termination of employment, each of the SLT members under his or her employment agreement is subject to non-competition and non-solicitation covenants for a period of 12 months (except where such termination occurs in the first six months of employment, then such covenants are for three months).

Compensation on retirement or death

Type of termination	Severance	Short-term incentive	Options(1)	RSUs / RPSUs(1)	Benefits	Retirement plan
Retirement	None	Prorated incentive paid based on date of retirement	Vested options must be exercised within 60 days; unvested options are forfeited	All RSUs / RPSUs subject to a restricted period are forfeited, and those subject solely to a deferred payment date are settled for common shares	None	Accrued retiring allowance payable

Death	None	Prorated incentive paid based on date of death	All unvested options vest, can be exercised until the earlier of 12 months and original expiry	All RSUs / RPSUs are immediately vested	Health and dental benefits continue for eligible dependents for 2 years	Accrued retiring allowance payable to surviving beneficiary or estate

1.
All equity is permitted to vest in accordance with the normal vesting schedule when senior leadership team members: 1) reach the minimum early retirement age as specified in the company pension plan in which they participated, or age 55, whichever is greater; 2) have a minimum of 10 years of service; and 3) provide a minimum three months' notice of intent to retire. In addition, executives who achieve these minimum service and age requirements and retire on good terms following a successful transition to a successor would be eligible to receive a retiring allowance, calculated as 12 months' base salary plus a cash payment representing the present value of three years' additional retirement plan accrual. Currently none of our NEOs meet these requirements for the equity vesting or the retiring allowance.

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Incremental payments on termination, retirement and death

The following table shows the value of the estimated incremental payments, payables, and benefits to each NEO that would have resulted had the relevant triggering event occurred on the last business day of the most recently completed financial year.

Name	Estimated incremental value of termination as of December 31, 2018(1)

	Compensation component	Termination without cause	Termination following change of control	Retirement/ resignation(2)	Death/change of control(3)	Termination with cause
J. Paul Rollinson	Severance payment	5,267,340	7,901,010	0	0	0

	Accelerated vesting of equity	44,811	121,165	0	121,165	0

	Benefits / ERAP	1,288,395	1,909,392	0	0	0

	Total	6,600,545	9,931,568	0	121,165	0

Tony S. Giardini	Severance payment	2,082,190	3,123,285	0	0	0

	Accelerated vesting of equity	0	47,551	0	47,551	0

	Benefits / ERAP	386,408	570,450	0	0	0

	Total	2,468,598	3,741,286	0	47,551	0

Geoffrey P. Gold	Severance payment	2,565,501	3,848,251	0	0	0

	Accelerated vesting of equity	0	47,849	0	47,849	0

	Benefits / ERAP	613,081	831,882	0	0	0

	Total	3,178,582	4,727,982	0	47,849	0

Lauren M. Roberts	Severance payment	1,475,163	1,475,163	0	0	0

	Accelerated vesting of equity	0	26,610	0	26,610	0

	Benefits / ERAP	308,080	308,080	0	0	0

	Total	1,783,243	1,809,853	0	26,610	0

Paul B. Tomory	Severance payment	1,282,750	1,282,750	0	0	0

	Accelerated vesting of equity	0	23,918	0	23,918	0

	Benefits / ERAP	268,864	268,864	0	0	0

	Total	1,551,615	1,575,533	0	23,918	0

  Termination payments are calculated and payable in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of CAD$1.00 = US$0.7330.

1.
This tables reflects the estimated incremental payments that are triggered under each circumstance identified in the respective headings.

2.
Upon retirement or termination, NEOs receive accumulated values in the executive retirement allowance plan as reported under the "Executive retirement allowance plan" on page 69, as well as any pension accrued under employee plans prior to becoming members of the senior leadership team. No NEOs are currently eligible to receive any other incremental amounts in the event of retirement.

3.
Upon death or change of control, RSUs, RPSUs and options vest immediately. The amounts shown represent the present value of the accelerated vesting of options, RSUs and RPSUs (assuming vesting at target) under the terms of the respective plans. Discount rates used were generated using Canadian money market wholesale interest rates as at December 31, 2018 corresponding to each applicable discount period. No other incremental amounts would be paid.

Other than as described above, the company (and its subsidiaries) currently have no employment contracts in place with the NEOs, and no compensatory plans or arrangements with respect to the NEOs, that result or will result from the resignation, retirement or any other termination of such executives' employment with the company (and its subsidiaries), from a change of control of the company (and its subsidiaries) or a change in the NEOs' responsibilities following a change of control.

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GOVERNANCE

Kinross is committed to the highest standards of corporate governance and accountability. We actively monitor developments in best practices and applicable laws to ensure that the Company meets that commitment.

IN THIS SECTION

•
Highlights 105

•
Regulatory compliance 105

•
Code of business conduct and ethics 107

•
Role of the board of directors 107

•
Assessing the board 109

•
Nominating and method of voting for directors 109

•
Diversity 111

•
Board term and renewal 114

GOVERNANCE

Governance

Kinross and the board recognize the importance of corporate governance to the effective management of the company and to the protection of its employees, shareholders and other stakeholders. Kinross' approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the company are effectively managed so as to enhance shareholder value.

HIGHLIGHTS

Financial

•
For 2018, non-audit fees were approximately 5% of total fees charged by the company's auditor,

•
No adverse audit opinions since formation in 1993,

•
No financial restatements since 2005*,

•
No untimely financial disclosures since 2005*,

•
No enforcement actions by securities regulators against the company, or any of its directors or officers, since 2005*,

•
No material weaknesses in internal controls over financial reporting since reporting of such was first required commencing in 2006, and

•
Chair of the audit and risk committee is a "financial expert".

*
The company did not file its audited financial statements for the year ended December 31, 2004 on time as a result of questions raised by the Securities and Exchange Commission about certain accounting practices related to the accounting for goodwill. Management cease trade orders were issued in respect of this failure and it affected all of the directors of the company from July 6, 2005 through until the lifting of the orders on February 22, 2006 when Kinross completed the necessary filings following the SEC's acceptance of Kinross' accounting treatment for goodwill.

Directors

•
In 2018, 3 of 9 directors were women (33%), although only 2 of 8 nominees for election at the meeting are women (25%),

•
In 2018, 8 of 9 (89%) directors were independent, including an independent chair, and 7 of 8 (87.5%) nominees for election at the meeting are independent,

•
All board committees are composed solely of independent directors,

•
All 7 directors continuing for re-election at the meeting had 100% attendance at the board and their respective committee meetings in 2018,

•
The board met independently of management at all of its meetings (100%) in 2018, including at all regularly scheduled board meetings,

•
All of the board committees met independently of management at all of their respective meetings in 2018,

•
Board meetings have a majority quorum requirement,

•
Majority voting applies to annual director elections,

•
All directors standing for re-election at this meeting were re-elected in 2018 with greater than 94% of the votes cast,

•
Directors are subject to share ownership requirements and, as applicable, all directors currently meet those requirements,

•
Annually, the board evaluates itself as a whole and also solicits feedback on individual directors,

•
The board cannot issue blank check preferred stock, and

•
The company has a shareholder rights plan in effect until 2027.

REGULATORY COMPLIANCE

The board, through its corporate governance and nominating committee, monitors the extensive and continuing changes to the regulatory environment with respect to corporate governance practices. The corporate governance and nominating committee recommends to the board changes to the company's governance practices in light of changing governance expectations, regulations and best practices.

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GOVERNANCE

Regulatory changes have come into effect, or are proposed, under the rules and regulations in Canada, including the Capital Markets Act, new rules on majority voting and diversity disclosure under the federal corporate statute, as well as in the U.S., including clawback policy rules proposed under the Dodd-Frank Wall Street Reform and Consumer Protection Act. The board will continue to review and revise the company's governance practices in response to changing governance expectations, regulations and best practices.

Kinross' corporate governance practices have been designed to align with applicable Canadian corporate governance guidelines and other requirements. In addition, Kinross is fully compliant with National Instrument 52-110 pertaining to audit committees adopted by Canadian Securities Administrators.

Although, as a regulatory matter, the majority of the corporate governance listing standards of the NYSE (the NYSE standards) are not applicable to the company, the company has corporate governance practices that are substantially compliant with the NYSE standards. Details of the company's corporate governance practices compared to the NYSE standards are available for review on the company's website at www.kinross.com.

Our board of directors

There are currently nine members of the board, of whom eight are independent within the meaning of the corporate governance guidelines and the NYSE standards. The independent directors hold regularly scheduled meetings (at least once every quarter) at which non-independent directors and management are not present. Mr. Rollinson is not independent as he is an officer of Kinross.

The chair of the board (also referred to as the independent chair) is an independent director who has been designated by the board to assume the leadership of the board and to enhance and protect, with assistance from the corporate governance and nominating committee and the other committees of the board, the independence of the board. John Oliver was appointed as the independent chair in August 2002 and he held that office until December 31, 2018. In anticipation of Mr. Oliver's retirement as chair, the corporate governance and nominating committee considered Ms. McLeod-Seltzer for appointment as his successor. The board approved the appointment of Ms. McLeod-Seltzer as chair of the board, effective January 1, 2019.

The responsibilities of the independent chair are set out in a position description for the independent chair adopted by the board. These responsibilities may be delegated or shared with the corporate governance and nominating committee and/or any other independent committee of the board and include responsibilities such as:

•
chairing all meetings of directors,

•
providing leadership to the board to enhance the board's effectiveness,

•
managing the board,

•
acting as a liaison between the board and management, and

•
representing the company to certain external groups.

A copy of the position description of the independent chair is available on the company's website at www.kinross.com or upon request to the Corporate Secretary.

The board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. The frequency of meetings may be increased and the nature of the agenda items may be amended depending upon the state of the company's affairs and in light of the opportunities or risks that the company faces. The directors are kept informed of the company's operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The board has adopted performance schedules for each of its committees. These performance schedules have been developed by the corporate governance and nominating committee as a tool to ensure:

•
the adequate scheduling of meetings for the purpose of fulfilling all duties of the board and the committees as set out in their charters,

•
the fulfillment of the board and committee duties, and

•
the evaluation of the fulfillment of such duties in light of the board and committee charters.

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GOVERNANCE

The directors meet regularly without management to review the business operations, corporate governance and financial results of the company. In 2018, the independent directors met without management present at all of the board meetings held during the year.

The attendance record of each director standing for re-election at the meeting, at all board and committee meetings held during the previous year and the names of other reporting issuers for whom certain Kinross directors also serve as directors, are set out in the tables appearing under "About the nominated directors" on page 20.

A copy of the board mandate (charter of the board of directors) and the charters of each of the committees is available on the company's website at www.kinross.com or upon request to the Corporate Secretary. A copy of the charter of the board of directors of the company is also attached as Appendix A to this schedule.

CODE OF BUSINESS CONDUCT AND ETHICS

As part of its commitment to maintaining the highest ethical standards, the board has adopted a code of business conduct and ethics (the Code) for its directors, officers, employees and contractors. The corporate governance and nominating committee has responsibility for monitoring compliance with the Code by ensuring that all directors, officers, employees and contractors receive and familiarize themselves with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported in accordance with the Code and the company's Whistleblower Policy, to the chair of the corporate governance and nominating committee, the chair of the audit and risk committee, the Chief Legal Officer, the General Counsel or, as applicable, to the Senior Vice-President, Human Resources.

The Code was most recently amended in February 2019 to reflect changes in regulations and current best practices. A copy of the Code may be accessed on the company's website at www.kinross.com or under the company's profile on SEDAR at www.sedar.com.

The board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest. Where a director declares an interest in any material contract or transaction being considered at a meeting of directors, the director absents himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

The board encourages adherence to an overall culture of ethical business conduct by:

•
promoting compliance with the Code, including applicable laws, rules and regulations,

•
providing guidance to directors, officers and employees to help them recognize and deal with ethical issues,

•
promoting a culture of open communication, honesty and accountability, and

•
ensuring awareness of disciplinary action for violations of ethical business conduct.

The Code, along with the company's anti-corruption compliance protocol, addresses the compliance framework contemplated under various anti-corruption laws in Canada, the United States and other jurisdictions in which Kinross operates.

The company's Vice-President, Compliance provides day-to-day leadership to and manages the company's global compliance with the Code and other core policies including management of the company's Whistleblower Policy and program, reporting quarterly on such matters to the board and/or its applicable committees.

ROLE OF THE BOARD OF DIRECTORS

The board mandate has been formalized in a written charter. The board discharges its responsibilities directly and through committees of the board, comprising the audit and risk committee, corporate governance and nominating committee, corporate responsibility and technical committee and human resource and compensation committee.

The charter of the board sets out specific responsibilities, some of which include:

•
appointing the independent chair who is responsible for the leadership of the board and for specific functions to enhance the independence of the board,

•
adopting a strategic planning process, approval of strategic plans and monitoring performance against such plans,

•
reviewing and approving corporate objectives and goals applicable to the senior leadership team of the company,

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•
defining major corporate decisions requiring board approval and approving such decisions as they arise from time to time, and

•
obtaining periodic reports from management on the company's operations including reports on security issues surrounding the company's assets, property and employees and the relevant mechanisms that management has put in place.

Annually, the board reviews and approves a strategic plan that takes into account business opportunities and business risks consistent with Kinross' risk appetite.

Additional functions of the board are included in its charter or have been delegated to its committees. A complete copy of the charter of the board of directors of the company is attached as Appendix A to this circular and is available upon request to the Corporate Secretary or on the company's website at www.kinross.com.

In carrying out its mandate, the board met eight times in 2018, on all of these occasions also meeting without management present. At such meetings and pursuant to written resolutions, the board fulfilled its responsibilities by doing the following, among other things:

•
adopted a strategic plan proposed by management and considered possible strategic initiatives for the company,

•
reviewed and approved financial statements,

•
obtained periodic reports from management regarding operational matters, gold sales, cash flows and borrowing activities,

•
approved the 2019 budget,

•
reviewed key governance documents and approved amendments to the Shareholder Engagement Policy and Director Position Description,

•
reviewed director candidate profiles,

•
received reports from the chair of the audit and risk committee regarding financial, audit, internal control, information technology, cybersecurity and legal matters and the implementation and operationalization of the risk management framework,

•
received reports from the chair of the corporate governance and nominating committee on current governance practices and the company's compliance practices, as well as reviewed recommendations to approve various board policies, and received reports on the progress made with respect to selection of new nominees to the board,

•
received reports from the chair of the corporate responsibility and technical committee regarding environmental, health and safety matters, the overall process relating to the reporting of the company's mineral reserves and mineral resources, material exploration, operating, development and technical activities, and the process for identification and management of technical and operating risks,

•
received reports from the chair of the human resource and compensation committee and approved the compensation awarded to the CEO and senior executives, including the NEOs,

•
reviewed issues relating to the company's material properties,

•
approved the adoption of a new generation shareholder rights plan,

•
approved the filing of a base shelf prospectus,

•
approved the Fort Knox Gilmore expansion project, and

•
approved credit facility extensions and renewal of letter of credit guarantee facility.

POSITION DESCRIPTIONS

The independent chair of the board works with the chairs of the committees of the board to assist them in carrying out their roles and responsibilities as detailed in the committee charters.

The committee charter for each of the committees includes the responsibilities of the committee chair which also constitutes their position description. In general, committee chairs fulfill their responsibilities by, among other things:

•
reviewing and approving the agenda for each committee meeting,

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•
presiding over committee meetings,

•
obtaining reports from management regarding matters relevant to their mandate, and

•
reporting to the board and making recommendations to the board regarding matters in their committee's areas of responsibility.

The board and the CEO engage in an ongoing dialogue regarding the board's ongoing expectations for the CEO's responsibilities, which include:

•
assuming the leadership of management and the day to day leadership of the company,

•
developing and recommending Kinross' strategic plans,

•
implementing Kinross' business and operational plans,

•
reporting regularly to the board on the overall progress of Kinross against its financial and operational objectives,

•
ensuring that Kinross' strategic business plan is carried out efficiently, with integrity and ethics, and

•
communicating and liaising with investors, other stakeholders, and public markets.

ASSESSING THE BOARD

The current practice of the board is for the independent chair, with the assistance of the corporate governance and nominating committee, to make ongoing formal and informal assessments of the performance of the board and individual directors. The board has a formal board and committee evaluation process which is completed annually and consists of evaluation forms to solicit feedback on the board as a whole and individual directors. In 2018, the board introduced a set of open-ended qualitative questions to solicit purposeful inputs on board performance and functioning and to provide peer feedback to directors.

The evaluation of the board as a whole and the committees is aimed at determining the effectiveness of the board and how improvements could be made. The evaluation of individual directors is aimed at ensuring that each board member brings an adequate contribution to the board as a whole in light of its overall needs. Such evaluations are used by the independent chair and the corporate governance and nominating committee to recommend changes to board composition or board structure, as may be required from time to time.

The results of the evaluation process were reviewed by the independent chair and the chair of the corporate governance and nominating committee. The results were communicated to the corporate governance and nominating committee by its chair and to the entire board by the independent chair. The directors met with the independent chair and chair of the corporate governance and nominating committee, as required, to discuss the results of the evaluations.

NOMINATING AND METHOD OF VOTING FOR DIRECTORS

The corporate governance and nominating committee is responsible for identifying and recruiting new candidates for nomination to the board and considering candidates submitted by shareholders.

Among the duties under its mandate, the corporate governance and nominating committee:

•
reviews the composition of the board to ensure it has an appropriate number of independent directors,

•
maintains an evergreen list of potential nominees,

•
analyzes the needs of the board when vacancies arise,

•
ensures that an appropriate selection process for new board nominees is in place,

•
makes recommendations to the board for the election of nominees to the board,

•
continually engages in succession planning for the board, by performing at least annually, a process similar to that which is used for senior management, and

•
identifies needs of the board with the help of a skills and experience assessment, and diversity analysis, matching this to the continuously refreshed evergreen list of potential nominees.

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In assessing the composition of the board, the corporate governance and nominating committee takes into account the following considerations:

•
the independence of each director,

•
diversity of the board, including gender representation,

•
the competencies and skills that the board as a whole should possess, and

•
the current strengths, skills and experience represented by each director, as well as each director's personality, and other qualities as they affect board dynamics.

Nominees to the board proposed for election at the meeting are elected by individual voting on each nominee to the board.

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DIVERSITY

Board diversity

Kinross believes in diversity and values the benefits diversity can bring to its board. Diversity includes gender, sexual preference, disability, age, ethnicity, business experience, functional expertise, stakeholder expectations, culture, and geography. Kinross seeks to maintain a board comprised of talented and dedicated directors whose skills and backgrounds reflect the diverse nature of the business environment in which Kinross operates. Accordingly, the composition of the board is intended to reflect a diverse mix of skills, experience, knowledge and backgrounds, including an appropriate number of women directors. In addition to the relevant skills and experience contained in the above matrix, the corporate governance and nominating committee takes into account the diversity of candidates when filling board vacancies and changing its composition. Kinross also tracks the number of directors with significant, limited or no operations experience.

In 2012, the board developed and approved a written board diversity policy. The board diversity policy was updated in December 2014 to include a target percentage for representation of women directors and in November 2015, it became part of the consolidated corporate governance guidelines adopted by the board.

As set out in the board diversity policy, Kinross:

•
will periodically assess the skills, experience, knowledge and backgrounds of its directors in light of the needs of the board, including the extent to which the current composition of the board reflects a diverse mix of skills, experience, knowledge and backgrounds, including an appropriate number of women directors;

•
is committed to a merit based system for board composition, which requires a diverse and inclusive culture where directors believe that their views are heard, their concerns are attended to and they serve in an environment where bias, discrimination and harassment on any matter are not tolerated;

•
will, when identifying suitable candidates for appointment to the board, consider candidates on merit against objective criteria having due regard to the benefits of diversity and the needs of the board;

•
will instruct any search firm engaged to assist the board in identifying candidates for director to include women candidates;

•
will include women candidates in the board's evergreen list of potential board nominees; and

•
has a target of 33% women directors as members of the board.

In 2013, the corporate governance and nominating committee actively recruited for women and successfully added two women directors to the board. Until the annual meeting, Kinross has met its goal of having women directors comprise 33% of the board.

The corporate governance and nominating committee and the board have undertaken a detailed review of the composition of the board to accommodate Ms. Power's decision to not stand for re-election at the meeting and the planned retirement of Mr. Oliver in accordance with the term limits set out in Kinross' corporate governance guidelines. Various considerations were taken into account during the review process, including the expertise of the board in key areas, succession planning, board diversity and board continuity. Mses. Lethbridge and McLeod-Seltzer are standing for re-election at this meeting and if all of the director nominees are elected at the meeting, 2 of the 8 board members (25%) will be women. The corporate governance and nominating committee is committed to actively recruit for women as it advances board succession initiatives in 2019.

The corporate governance and nominating committee continues to review that board diversity policy annually and assess its effectiveness in promoting a diverse board, which includes an appropriate number of women directors.

Diversity in executive officer appointments

Kinross believes in diversity and values the benefits diversity can bring to the company. In February 2015, Kinross adopted a global written policy on diversity and inclusion with respect to its employees. The policy is titled "The Kinross Way for Diversity and Inclusion", and it provides guiding principles for promoting a diverse and inclusive culture within Kinross. The policy interprets diversity to mean all the ways in which the employees of Kinross and its subsidiaries are different, including visible differences such as ethnicity, race, gender, age, and physical appearance, as well as religion, nationality, disability, sexual orientation, education and ways of thinking.

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The policy recognizes gender diversity as one aspect of diversity which it seeks to promote within the company. Kinross has chosen at this time not to target a specific number or percentage of women. Instead, Kinross has established a framework that will enable the evolution of diverse employee representation, including women as executive officers and believes this is a more meaningful and sustainable approach to improving diversity and inclusion in the workplace. This framework will be grounded in meaningful activities, with an overarching goal of increasing the representation of women based on merit. As of March 1, 2019, the representation of women in executive officer positions within Kinross and its subsidiaries was at 8 women which was 15% (March 1, 2018: 10 women, 18%) of executive officer positions. Effective May 1, 2019, Ms. Andrea Freeborough has been appointed as Chief Financial Officer of Kinross, enhancing female representation at the highest levels of management.

Kinross will strive to include female candidates for all key position openings and consider the representation of women in making appointments, including for executive officer roles. However, in all cases the decision on hiring and promotion will be based entirely on merit. While the initial focus of these activities is gender, it is believed that actions taken to improve the environment and opportunities for women will be beneficial for all employees and increase diversity more broadly at Kinross globally.

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NEW DIRECTOR ORIENTATION AND CONTINUING EDUCATION

The corporate governance and nominating committee, in conjunction with the independent chair of the board and the CEO of the company, is responsible for ensuring that new directors are provided with an orientation and education program which includes written information about the duties and obligations of directors (including board and committee charters, company policies and other materials), the business and operations of the company, documents from recent board meetings, and opportunities for meetings and discussion with senior management and other directors.

Continuing education helps directors keep up to date on changing governance issues and requirements, and understand issues the company faces within the context of its business. The board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process.

To facilitate ongoing education of the directors, the corporate governance and nominating committee, the independent chair or the CEO will, as may be necessary from time to time:

•
request that directors determine their training and education needs and interests,

•
arrange ongoing visitation by directors to the company's facilities and operations,

•
arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the company, and

•
encourage and facilitate presentations by members of management and outside experts to the board or committees on matters of particular importance or emerging significance.

Each of the current directors is encouraged to complete a recognized director education program such as those offered by corporate governance institutes. Kinross provides access to and financial support for continuing education courses, with particular emphasis on best practices in corporate governance, and will cover 100% of the cost to attend and complete selected programs.

The following table provides details regarding various continuing education events during the financial year ended December 31, 2018, held for, or attended by, the company's directors who are standing for re-election at the meeting. In addition to these, the directors receive regular updates from management on matters of particular importance or emerging significance.

Date	Topic	Presented/Hosted by	Attended by
January 2018	Presentation on Mining Outlook	RBC	Catherine McLeod-Seltzer

	Audit Committee Effectiveness	Institute of Corporate Directors	Ave Lethbridge

	Mining Audit Committee Roundtable	KPMG	Ave Lethbridge

	Presentation on Current Corporate Governance Issues	Osler, Hoskin & Harcourt LLP	Ian Atkinson Kerry Dyte Catherine McLeod-Seltzer Kelly Osborne

February 2018	BMO Gold Industry Conference	BMO	Catherine McLeod-Seltzer

April 2018	Audit Committee Roundtable	Ernst & Young Financial Services	John Brough

	Human Resources and Compensation Committee Effectiveness	Institute of Corporate Directors	Ave Lethbridge

May 2018	Critical Governance Issues Forum	Rotman School of Management	John Brough

	St. Petersburg International Economic Forum	Ministry of Economic Development of the Russian Federation	J. Paul Rollinson

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Date	Topic	Presented/Hosted by	Attended by
June 2018	Round Mountain and Bald Mountain site visits	Kinross Gold Corporation	Ian Atkinson John Brough Kerry Dyte Ave Lethbridge Catherine McLeod-Seltzer John Oliver Kelly Osborne Una Power J. Paul Rollinson

	M&A in Canada – What Directors need to know	Osler	Ave Lethbridge

	Disruption, Innovation and Transformation Facing Directors	Institute of Corporate Directors	Kerry Dyte

	Executive Compensation Trends: Key Learnings from the 2018 Proxy Season	Institute of Corporate Directors	Kerry Dyte

July 2018	KPMG Mining Audit Committee Roundtable	KPMG	Catherine McLeod-Seltzer

August 2018	Director Professionalism	National Association of Corporate Directors	Kelly Osborne

September 2018	Annual Mining Executive and Director Forum	KPMG LLP	John Brough

	Precious Metals Summit	Precious Metals Summit Conferences, LLC	Catherine McLeod-Seltzer

	Denver Gold Group Conference	Denver Gold Group	Catherine McLeod-Seltzer

	Views on Governance in a Transformative Environment	Institute of Corporate Directors	Kerry Dyte

October 2018	Mining Industry Forum Series	Canadian Public Accountability Board	John Brough

	Audit Committee Roundtable	Ernst & Young Financial Services	John Brough

	Climate Change: Investor Perspectives and the Board's responsibility	Institute of Corporate Directors	Ave Lethbridge

	Foreign Investment Advisory Council	Ministry of Economic Development of the Russian Federation	J. Paul Rollinson

	CIBC Fall Economic Summit	CIBC	Catherine McLeod-Seltzer

November 2018	Board Oversight of Strategy	Institute of Corporate Directors	Ave Lethbridge

	GTA Mining Industry Financial Reporting Developments	Ernst & Young LLP	John Brough

December 2018	Conference for Audit Committees	CA/CPA Canada	John Brough

BOARD TERM AND RENEWAL

In February 2015, the board adopted the director service limits policy in order to assist with appropriate board renewal and succession planning for directors. These are now part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015 and most recently amended in November 2017. The board is committed to a process of renewal and succession planning for directors which seeks to bring fresh thinking and new perspectives to the board while also maintaining an appropriate degree of continuity and adequate opportunity for transition of board and board committee roles and responsibilities.

In keeping with this commitment, term limits were adopted.

An independent director shall not stand for re-election at the first annual meeting of shareholders after 10 years following the later of (a) February, 2015 and (b) the date on which the director first began serving on the board. However, on the recommendation of the corporate governance and nominating committee a non-executive director may continue to stand for re-election for up to five additional years so long as the director continues to receive solid annual performance assessments

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and meets other board policies or legal requirements for board service. In no event shall an independent director stand for re-election at the first annual meeting of shareholders after reaching age 73.

These limits on board service apply notwithstanding that a director has continued to receive solid annual performance assessments, has the needed skills and experience and meets other board policies or legal requirements for board service.

ADDITIONAL GOVERNANCE INFORMATION

About shareholder engagement

Kinross is committed to engaging in constructive and meaningful communication with its shareholders and other stakeholders. Kinross communicates with shareholders and other stakeholders through a variety of channels, including through its annual and quarterly reports and proxy circular, press releases, annual information form, website and industry conferences. Kinross holds a quarterly earnings call which is open to all. Kinross has also adopted a formal shareholder engagement policy which is available upon request to the Corporate Secretary or can be found on the company's website at www.kinross.com. During 2018, the board and management of Kinross met with a number of shareholders as part of a shareholder outreach program. At these meetings, various items of interest to the shareholders were discussed. For a detailed description of the shareholder outreach initiatives during the previous year, see "Say on pay and shareholder engagement" on page 46.

Feedback to the board of directors

Shareholders may communicate comments directly to the board by writing to the independent chair, care of the Corporate Secretary, at Kinross Gold Corporation, 25 York Street, 15th Floor, Toronto, Ontario, M5J 2V5. All correspondence, with the exception of solicitations for the purchase or sale of products and services and other similar types of correspondence, will be forwarded to the independent chair. Alternatively, the independent chair may be contacted directly by telephone at (416) 365-5123 (ext. 2002).

Interest of certain persons in matters to be acted upon

No (a) director or executive officer of the company who has held such position at any time since January 1, 2018, (b) proposed nominee for election as a director of the company, or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, other than the election of directors.

Interest of informed persons in material transactions

Since January 1, 2018, no informed person of the company, nominee for election as a director of the company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the company or its subsidiaries.

Indebtedness of directors and officers

To the knowledge of the company, as at March 14, 2019 there was no outstanding indebtedness to the company or its subsidiaries incurred by directors, officers or employees, or former directors, executive officers or employees of the company and its subsidiaries (or any associates of such persons) in connection with the purchase of securities of the company or its subsidiaries or otherwise, and there was no outstanding indebtedness incurred by any such individuals to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by the company or its subsidiaries. In addition, the company does not grant personal loans to its directors and executive officers (or any associates of such persons), as such terms are defined under the United States Sarbanes-Oxley Act of 2002, except in accordance with that Act.

Directors' and Officers' Insurance

The company arranges and maintains insurance for its directors and officers and those of its subsidiaries. The limit of liability applicable to all insured directors and officers under the current policies, which will expire on May 1, 2019, is $225 million in the aggregate, inclusive of defence costs. Under the policies, the company has reimbursement coverage to the extent that it has indemnified the directors and officers in excess of a deductible of $5 million for each loss on securities claims brought in the United States of America and $2.5 million each for other claims (subject to certain exceptions that may apply). The total

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premium charged to the company in respect of coverage for 2018 was $1.5 million (2017: $1.4 million and 2016: $1.4 million), no part of which is or was payable by the directors or officers of the company.

The by-laws and standard indemnity agreements of the company also provide for the indemnification of the directors and officers of the company (and its affiliates) from and against any liability and cost in respect of any action or suit against them in connection with the execution of their duties of office, subject to the limitations contained in the OBCA.

Additional information

Additional information relating to the company can be found under its profile on SEDAR at www.sedar.com and on the company's web site at www.kinross.com. Financial information is provided in the company's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2018 and can also be found under the company's profile on SEDAR at www.sedar.com. Shareholders may also contact the Senior Vice-President, Investor Relations and Corporate Development of the company by phone at 416-365-5123 or by e-mail at info@kinross.com to request copies of these documents.

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CAUTIONARY STATEMENT ON FORWARD LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in or made in giving this circular, including but not limited to any information as to the future performance of Kinross, constitute "forward looking statements" within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbour" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates, and projections as of the date of this circular. Forward-looking statements contained in this circular include those statements made under the headings "Letter to shareholders from the Chair of the board", "Executive Summary" and "Letter to shareholders from Chair of the human resource and compensation committee", and include without limitation statements with respect to timing of project development, the timing and amount of expected future production, the costs of future production, and mine life extensions. The words "assume", "on track", "expected", "potentially", "progress", "forecast", "advancing" or "upside", or variations of or similar such words and phrases, or statements that certain actions, events or results may, can, could, would, should, might, occur or will be taken or realized, and similar expressions identify forward looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements representing management's financial and other outlook have been prepared solely for purposes of expressing their current views regarding the company's financial and other outlook and may not be appropriate for any other purpose. Many of these uncertainties and contingencies can affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, Kinross. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward looking statements made in this circular are qualified by these cautionary statements, and those made in our filings with the securities regulators of Canada and the U.S., including but not limited to those cautionary statements made in the "Risk Factors" section of our most recently filed Annual Information Form, the "Risk Analysis" section of our year end 2018 Management's Discussion and Analysis, and the "Cautionary Statement on Forward-Looking Information" in our news release dated February 13, 2019, to which readers are referred and which are incorporated by reference in this circular, all of which qualify any and all forward-looking statements made in this circular. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

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APPENDIX A

CHARTER OF THE BOARD OF DIRECTORS

I.      Purpose

  Kinross' Board of Directors is ultimately responsible for the stewardship of, and the supervision and coaching of the management of, the business and affairs of Kinross and must act in the best interests of Kinross. The Board of Directors will discharge its responsibilities directly and through its committees, currently consisting of an Audit and Risk Committee, Human Resources and Compensation Committee, Corporate Responsibility and Technical Committee and Corporate Governance and Nominating Committee. The Board of Directors shall meet regularly to review the business operations and corporate governance and financial results of Kinross. Meetings of the Board of Directors shall include regular meetings with management to discuss specific aspects of the operations of Kinross. The "Independent" board members shall also hold separate, regularly scheduled meetings at which management is not in attendance.

II.     Composition

  The Board of Directors shall be constituted at all times of a majority of individuals who are "independent directors" in accordance with applicable legal requirements, including the requirements published by the Canadian Securities Administrators and the Corporate Governance Rules of the New York Stock Exchange, as such rules are revised, updated or replaced from time to time. In addition at least (a) three of the independent directors shall be "independent directors" in accordance with applicable legal requirements for service on an audit committee and (b) three of the independent directors shall satisfy applicable legal requirements for service as an independent director on a compensation committee. A copy of the independence requirements is reproduced in Schedule "A" attached hereto.

III.   Responsibilities

  The Board of Directors' responsibilities include, without limitation to its general mandate, the following specific responsibilities:

  •
  Reviewing and approving all annual and interim financial statements and related footnotes, management's discussion and analysis, earnings releases and the annual information form.

  •
  Approving the declaration of dividends, the purchase and redemption of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

  •
  Appointing a Chair of the Board of Directors who is an independent director who will be responsible for the leadership of the Board of Directors and for specific functions to enhance the independence of the Board of Directors.

  •
  The assignment to committees of directors of the general responsibility for developing Kinross' approach to: (i) corporate governance issues, (ii) nomination of board members; (iii) financial reporting and internal controls; (iv) environmental compliance; (v) health and safety compliance; (vi) risk management; and (vii) issues relating to compensation of officers and employees.

  •
  Succession planning, including the selection, appointment, monitoring, evaluation and, if necessary, the replacement of the Chief Executive Officer and other executives, and assisting in the process so that management succession is, to the extent possible, effected in a manner so as not to be disruptive to Kinross' operations. The Board will, as part of this function, satisfy itself as to the integrity of the Chief Executive Officer and other executives and that such Chief Executive Officer and executives create and maintain a culture of integrity throughout the Kinross organization.

  •
  With the assistance of the Human Resources and Compensation Committee:

  –
  Approving the compensation of the senior management team and establishing compensation and shareholding requirements for directors and disclosing such compensation and shareholdings.

  –
  Reviewing succession plans for the CEO and other executive officers.

  •
  With the assistance of the Corporate Governance and Nominating Committee:

  –
  Developing Kinross' approach to corporate governance.

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    –
    Overseeing the provision of appropriate orientation and education to new recruits to the Board of Directors and ongoing continuing education to existing directors.

    –
    Reviewing the composition of the Board and considering if an appropriate number of independent directors sit on the Board of Directors.

    –
    Overseeing an appropriate selection process for new nominees to the Board of Directors is in place.

    –
    Appointing directors or recommending nominees for election to the Board of Directors at the annual and general meeting of shareholders, on the recommendation of the Corporate Governance and Nominating Committee.

    –
    The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors, including consideration of the appropriate size of the Board of Directors.

  •
  With the assistance of the Audit and Risk Committee:

  –
  Reviewing the integrity of Kinross' internal control and management information systems. Overseeing compliance with laws and regulations, audit and accounting principles and Kinross' own governing documents.

  –
  Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.

  –
  Assessing the independence of the auditors.

  –
  Identification of the principal financial and controls risks facing Kinross and review of management's systems and practices for managing these risks.

  –
  Review and approval of significant accounting and financial matters and the provision of direction to management on these matters.

  –
  Without limitation to the Board of Directors' overall responsibility to oversee the management of the principal business risks, the identification of the principal business risks (including political risks) facing Kinross (other than environmental and health and safety risks reviewed by the Corporate Responsibility Committee) and review of management's systems and processes for managing such risks.

  •
  With the assistance of the Corporate Responsibility and Technical Committee:

  –
  Supervising the development and implementation of policies and practices of Kinross relating to safety, health, responsible environmental stewardship and positive community relationships.

  –
  Supervising management's performance on safety, health, environmental stewardship and corporate responsibility.

  •
  Provide oversight to the overall process relating to:

  a.
  the reporting on the quantity and quality of Kinross' mineral reserves and resources.

  b.
  The material exploration, operating, development and technical activities;

  c.
  The process for identifying and managing technical and operating risks, in conjunction with the Audit and Risk Committee

  d.
  The review of all material activities related to new projects, project development and the closures of mine/exploration sites, in conjunction with the Corporate Responsibility Committee.

  •
  With the assistance of the Officer responsible for investor relations, monitor and review feedback provided by Kinross' shareholders and other stakeholders.

  •
  Approving securities compliance policies, including communications policies, of Kinross and reviewing these policies at least annually.

  •
  Overseeing the accurate reporting of Kinross' financial performance to shareholders on a timely and regular basis and taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on Kinross.

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  •
  The adoption of a strategic planning process, approval and review, on an annual basis of a strategic plan that takes into account business opportunities and business risks identified by the Audit and Risk Committee and monitoring performance against the plan.

  •
  The review and approval of corporate objectives and goals and expectations applicable to senior management personnel of Kinross.

  •
  Defining major corporate decisions which require Board approval and approving such decisions as they arise from time to time.

  •
  Obtaining periodic reports from management on Kinross' operations including, but without limitation, reports on security issues surrounding Kinross' assets (property and employees) and the protection mechanisms that management has in place.

  •
  Ensuring that this Charter is disclosed on a yearly basis to the shareholders in Kinross' management information circular prepared for the annual and general meeting of shareholders or other disclosure document or on Kinross' website.

  •
  Performing such other functions as prescribed by law or assigned to the Board of Directors in Kinross' constating documents and by-laws.

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APPENDIX A

SCHEDULE "A"

Independence Requirements of National Instrument 52-110 – Audit Committees ("NI 52-110")

A member of the Board shall be considered "independent" if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director's independent judgment.

The following individuals are considered to have a material relationship with the Company:

  (a)
  an individual who is, or has been within the last three years, an employee or executive officer of the Company;

  (b)
  an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

  (c)
  an individual who:

  (i)
  is a partner of a firm that is the Company's internal or external auditor;

  (ii)
  is an employee of that firm; or

  (iii)
  was within the last three years a partner or employee of that firm and personally worked on the Company's audit within that time;

  (d)
  an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

  (i)
  is a partner of a firm that is the Company's internal or external auditor;

  (ii)
  is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

  (iii)
  was within the last three years a partner or employee of that firm and personally worked on the Company's audit within that time;

  (e)
  an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company's current executive officers serves or served at the same time on the entity's compensation committee; and

  (f)
  an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.

In addition to the independence criteria discussed above, for audit committee purposes, any individual who:

  (a)
  has a relationship with the Company pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee; or as a part-time chair or vice-chair of the board or any board or committee, or

  (b)
  is an affiliated entity of the Company or any of its subsidiary entities,

is deemed to have a material relationship with the Company, and therefore, is deemed not to be independent.

The indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by:

  (a)
  an individual's spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or

  (b)
  an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the

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APPENDIX A

    entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any subsidiary entity of the Company.

Independence Requirement of NYSE Rules

A director shall be considered "independent" in accordance with NYSE Rules if that director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) that may interfere with the exercise of his or her independence from management and the Company.

In addition:

  (a)
  A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationships.

  (b)
  A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from the Company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $120,000 per year in such compensation.

  (c)
  A director who is (i) a current partner or employee of the Company's internal or external auditor, (ii) was within the last three years a partner or employee of the auditor and personally worked on the Company's audit during that time or (iii) whose immediate family member is a current partner of the Company's auditor, a current employee of the auditor and personally works on the Company's audit or was within the last three years a partner or employee of the auditor and personally worked on the Company's audit during that time is not "independent".

  (d)
  A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company's present executives serve on that company's compensation committee is not "independent" until three years after the end of such service or the employment relationship.

  (e)
  A director who is an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues, is not "independent" until three years after falling below such threshold.

Exceptions to Independence Requirements of NI 52-110 for Audit Committee Members

Every audit committee member must be independent, subject to certain exceptions provided in NI 52-110 relating to: (i) controlled companies; (ii) events outside the control of the member; (iii) the death, disability or resignation of a member; and (iv) the occurrence of certain exceptional circumstances.

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